As filed with the Securities and Exchange Commission on July 16, 2026
Registration No. 333-292075

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 2 ☒
Post-Effective Amendment No. _ ☐
(Check appropriate box or boxes.)

Athene Annuity & Life Assurance Company of New York
(Name of Insurance Company)

1 Blue Hill Plz Ste 1690, P.O. Box 1690
Pearl River, NY 10965
(800) 926-7599

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Blaine Doerrfeld
Athene Annuity & Life Assurance Company of New York
1 Blue Hill Plz Ste 1690, P.O. Box 1690
Pearl River, NY 10965
(800) 926-7599
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stephen E. Roth, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, N.W.
Washington, DC
20001-3980

Approximate date of commencement of proposed sale to the public: Continuously on and after the effective date of this Registration Statement.

Check each box that appropriately characterizes the Registrant:
☐ New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)
☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
☐
If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act

☒ Insurance Company relying on Rule 12h-7 under the Exchange Act
☐ Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act)

Title of Securities being registered: Athene Amplify 3.0 NY Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effectiveness until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Athene Amplify® 3.0 NY
Single Purchase Payment Index-Linked
Deferred Separate Account Annuity Contract
Issued by:
Athene Annuity & Life Assurance Company of New York
1 Blue Hill Plz Ste 1690, P.O. Box 1690
Pearl River, NY 10965
Tel. (800) 926-7599

    This prospectus describes the Athene Amplify® 3.0 NY Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract (the “Contract”) issued by Athene Annuity & Life Assurance Company of New York (the “Company”, we or us) that is designed for retirement or other long-term investment purposes. The Company does not allow additional Purchase Payments after the initial Purchase Payment. This means the investor will not be able to increase their Contract Value, Death Benefit, or other benefits available under the Contract through additional Purchase Payments.

The Contract offers index-linked investment options (“Index-Linked Segment Options”) that provide returns (“Segment Credits”) based on changes in the value of a broad-based Index or Indices (the “Reference Index”). The Contract also offers a Fixed Segment Option that determines Segment Credits at a guaranteed interest rate. The Contract is a complex investment and involves risks, including the potential loss of principal and previously applied Segment Credits.
•Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 10%, 20%, or 30%, which establishes the maximum amount of negative index performance that we will absorb before applying a negative Segment Credit. All Index-Linked Segment Options are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 90% (with a 10% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 10%.
•Each Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Option has a Cap Rate, which limits the maximum positive index performance that may be reflected in the Segment Credit, and a Participation Rate, which is a percentage that is multiplied by any positive index performance after the application of the Cap Rate, to calculate the Segment Credit. The Cap Rate will always be at least 4% on any Segment Option we establish under the Contract. Specifically, we guarantee that Cap Rates will never be less than 4% for a 20% Buffer Rate and 1-year Segment Term Period, 5% for a 10% Buffer Rate and 1-year Segment Term Period, 8% for a 20% Buffer Rate and 2-year Segment Term Period, 10% for a 10% Buffer Rate and 2-year Segment Term Period, 18% for a 30% Buffer Rate and 6-year Segment Term Period, 24% for a 20% Buffer Rate and 6-year Segment Term Period, and 30% for a 10% Buffer Rate and 6-year Segment Term Period. The Participation Rate will always be at least 100% on any Segment Option we establish under the Contract. For additional information about the minimum Cap Rates and Participation Rates, see Appendix A: Investment Options Available Under the Contract.
•Each Dual Direction Buffer Segment Option has a Downside Participation Rate, which is a percentage that is multiplied by the absolute value of any index performance that is negative but fully offset by the Buffer Rate. The Downside Participation Rate will always be at least 100% on any Segment Option we establish under the Contract.
•Each Trigger and Dual Trigger Buffer Segment Option has a Trigger Rate, which limits the maximum positive index performance that may be reflected in the Segment Credit. The Trigger Rate will always be at least 5% on any Segment Option we establish under the Contract. Specifically, for Trigger Buffer Segment Options, we guarantee that Trigger Rates will never be less than 5% for a 10% Buffer Rate and 1-year Segment Term Period. For Dual Trigger Buffer Segment Options, we guarantee that Trigger Rates will never be less than 5% for a 10% Buffer Rate and 1-year Segment Term Period, 18% for a 30% Buffer Rate and 6-year Segment Term Period, 24% for a 20% Buffer and 6-year Segment Term Period, and 30% for a 10% Buffer Rate and 6-year Segment Term Period. For additional information about the minimum Trigger Rates, see Appendix A: Investment Options Available Under the Contract.

The Performance Blend Buffer Segment Option and Dual Direction Buffer Segment Option are available only with a 6-year Segment Term Period. Performance Blend Buffer Segment Options and Dual Trigger Buffer Segment Options with a 6-year Segment Term Period are only available on the Initial Segment Start Date. For additional information about each Index-Linked Segment Option and the Fixed Segment Option see Appendix A: Investment Options Available Under the Contract.

The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals or a surrender could also result in a negative Equity Adjustment, a negative Interest Adjustment, Withdrawal Charges, taxes, and tax penalties, as applicable. Required Minimum Distributions can be withdrawn anytime during a Segment Term Period, including from Index-Linked Segment Options, and, when applicable, will be required on an ongoing basis. The resulting Proportional Withdrawal will reduce your Base Contract Value and the potential for positive Segment Credits that you may receive. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn. Any amounts withdrawn could also result in significant reductions to your Death Benefit and other benefits available under the Contract. While Withdrawal Charges and Interest Adjustments may not apply, Required Minimum Distributions could still result in a negative Equity Adjustment, taxes and tax penalties, as applicable. Under extreme circumstances, you could lose up to 100% of your investment from a negative Equity Adjustment on money allocated to an Index-Linked Segment Option. Under extreme circumstances, you could lose up to 100% of your investment from a negative Interest Adjustment. Therefore, this Contract may not be an appropriate investment for taking these distributions. Please consult a Financial Professional regarding the appropriateness of taking these types of withdrawals from this contract.

All guarantees under the Contract are obligations of the Company and are subject to its creditworthiness, financial strength, and claims paying ability. For additional information on risk associated with owning the Contract see the “Principal Risks of Investing in the Contract” section.

If you are a new investor in the Contract, you may cancel your Contract within 20 days of receiving it (60 days if this Contract is a result of a replacement) without paying fees or penalties. Upon cancellation, you will receive a full refund your Base Contract Value plus the sum of all fees, taxes, and charges. You should review this prospectus, or consult with your Financial Professional, for additional information about the specific cancellation terms that apply.

The availability of investment options, contract benefits, or other contract features described in this prospectus may vary depending on the broker-dealer through which the Contract is sold. Please see “Appendix D - Financial Intermediary Variation Chart” for additional information.

Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Additional information about certain investment products, including annuity contracts offering index-linked investment options, has been prepared by the Securities and Exchange Commission’s staff and is available at investor.gov.

You should read this prospectus and retain a copy for future reference. This prospectus is not an offer to sell the Contract in any jurisdiction in which it may not be legally sold.

The date of this prospectus is August 3, 2026

1. Glossary

    Accumulation Phase: The period of time between the Contract Date and the Annuity Date, unless the Contract is terminated.

    Administrative Office: Mail Processing Center, P.O. Box 1555, Des Moines, IA 50306-1555; (888) 266-8489.

    Aggregate Index Change: Used in the calculation of the Segment Credit on the Performance Blend Buffer Segment Option. This Segment Option uses three Indices in its calculation (S&P 500®, Russell 2000®, and MSCI EAFE). On the Segment End Date, we calculate the Index Change for each of these Indices. Each Index Allocation Percentage (Allocation 1 (50%), Allocation 2 (30%), and Allocation 3 (20%)) will then be applied to the Index Changes in order from highest to lowest, then added together to produce the Aggregate Index Change.

    Annuitant, Joint Annuitant: The Annuitant is the natural person designated on the application and named on the Contract Schedule whose life determines the Annuity Payments made under your Contract. A Joint Annuitant is a second natural person designated on the application and named on the Contract Schedule whose life also determines the annuity payments. Unless the context clearly indicates otherwise, if a Joint Annuitant is named, all references to Annuitant shall mean both the Annuitant and the Joint Annuitant.

    Annuity Date: The date on which annuity payments will begin. The Annuity Date is the Contract Anniversary on or first following the later of the Annuitant attaining age 95, or the 10th Contract Anniversary. In the case of Joint Annuitants, the Annuity Date will be set based on the age of the older Joint Annuitant. You may select an earlier Annuity Date any time after the Contract Date, by providing Notice to us. The revised Annuity Date must be at least ten days after our receipt of your Notice.

    Annual Interest Rate: The annual rate used to calculate Segment Credits on the Fixed Segment Option.

    Annuity Payments: Payments paid to you or your designated payee in accordance with the terms and conditions of the Settlement Option elected by the Owner. The payments are made by us and commence on the Annuity Date.

    Annuity Phase: The phase of the Contract when Annuity Payments are being made.

    Base Contract Value: The Base Contract Value at any time is equal to the sum of the Base Segment Values, and reflects the balance in each Segment Option used in the calculation of Segment Credits.

Base Segment Value: On the Initial Segment Start Date, the Base Segment Value is equal to the portion of the Purchase Payment plus any Holding Account interest allocated to the Segment Option. On any other day, the Base Segment Value is equal to the Base Segment Value on the Segment Start Date, increased by Segment Credits applied to the Segment Option, increased by amounts transferred from another Segment Option, decreased by amounts transferred to another Segment Option, and decreased by Proportional Withdrawals from the Segment Option. Segment Credits are applied daily to the Fixed Segment Option and are applied to Index-Linked Segment Options only on the Segment End Date. Except for transfers after the exercise of a Performance Lock (due to us receiving transfer instructions for the next Segment Anniversary or a valid Re-Entry Request), transfers between Segment Options will occur only on a Segment End Date.

Beneficiary: The person(s) or entity(ies) designated by the Owner to receive the Death Benefit.

    Buffer Rate: The amount of negative Index Change that we will absorb when calculating Segment Credits for an Index-Linked Segment Option. For all Index-Linked Segment Options, a negative Segment Credit will apply for any negative Index Change or Aggregate Index Change in excess of the Buffer Rate.

    Business Day: Any day of the week except for Saturday, Sunday, and U.S. Federal holidays where U.S. stock exchanges are closed. Our Business Day ends at 4:00 p.m. Eastern Time.

    Cap Rate: The maximum positive Index Change that will be used in the calculation of Segment Credits that may be applied to Point-to-Point Buffer, Performance Blend Buffer, and Dual Direction Buffer Segment Options on the Segment End Date. There is one Cap Rate per Segment Term Period, which applies to the entire Segment Term Period.

    Cash Surrender Value: The Contract Value adjusted for any applicable Withdrawal Charges and Interest Adjustments. You may surrender your Contract by making a written request to our Administrative Office at any time before the Annuity Date and before the Death Benefit becomes payable.

    Company (“we”, “us”, “our”, “ours”): Athene Annuity & Life Assurance Company of New York.

    Contract: The Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract described by this prospectus.

    Contract Anniversary: Any twelve-month anniversary of the Contract Date. For example, if the Contract Date is January 19, 2026, then the first Contract Anniversary is January 19, 2027.

    Contract Date: The date your Contract is issued, as shown on the Contract Schedule.

    Contract Value: The Contract Value at any time is equal to the sum of the Segment Values, and reflects the amount available for Withdrawals and a Performance Lock.

    Contract Year: The twelve-month period that begins on the Contract Date and each Contract Anniversary. For example, if the Contract Date is January 19, 2026, then the first Contract Year is the twelve-month period that includes January 19, 2026 through January 18, 2027.

Crediting Method: Used to determine the calculation of the Segment Credits. Crediting Methods include the Point-to-Point Crediting Method, Performance Blend Crediting Method, Trigger Crediting Method, Dual Trigger Crediting Method, Dual Direction Crediting Method, and Fixed Crediting Method. Each Crediting Method has distinct methodology to calculate Segment Credits.

    Death Benefit: During the Withdrawal Charge Period, the Death Benefit will be equal to the greater of the Contract Value or the Purchase Payment less net proceeds from prior Withdrawals. After the Withdrawal Charge Period, the Death Benefit will be equal to the Contract Value. The Death Benefit will be calculated as of the date of death. If the Owner is changed or an additional Owner is added during the Withdrawal Charge Period, the Death Benefit will equal the Contract Value unless the Contract is continued by a surviving spouse.

Downside Participation Rate: A Downside Participation Rate is used in the calculation of the Segment Credits for Dual Direction Buffer Segment Options on a Segment End Date. It is a percentage that is multiplied by the absolute value of the Index Change if the Index Change is negative but fully offset by the Buffer Rate. This percentage will not be less than 100%. There is one Downside Participation Rate per Segment Term Period, which applies to the entire Segment Term Period.

Dual Direction Buffer Segment Option: An Index-Linked Segment Option that includes a Buffer Rate, Cap Rate, Participation Rate, and Downside Participation Rate, and calculates Segment Credits based on the Dual Direction Crediting Method.

Dual Direction Crediting Method: A Crediting Method in which the Segment Credit is determined based on the performance of the Reference Index and the applicable Cap Rate, Participation Rate, Downside Participation Rate, and Buffer Rate. This Crediting Method provides for positive Segment Credits even when performance is negative but fully offset by the Buffer Rate. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

Dual Trigger Buffer Segment Option: An Index-Linked Segment Option that includes a Buffer Rate and Trigger Rate, and calculates Segment Credits based on the Dual Trigger Crediting Method.

Dual Trigger Crediting Method: A Crediting Method in which the Segment Credit is subject to the Buffer Rate, and is equal to the Trigger Rate if the performance of the Reference Index is positive, zero, or negative but fully offset by the Buffer Rate. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

    Equity Adjustment: A positive or negative adjustment to Base Segment Value that approximates the change in the market value of the derivative instruments purchased in support of the Contract. The Equity Adjustment is equal to zero on the Segment End Date. The Equity Adjustment does not apply to the Fixed Segment Option.

Financial Professional: A registered representative of a broker-dealer that has a selling agreement with our principal underwriter, Athene Securities.

Fixed Crediting Method: The Crediting Method in which Segment Credits are determined daily based on the declared Annual Interest Rate.

    Fixed Segment Option: The Segment Option that calculates Segment Credits daily based on the Fixed Crediting Method. The Fixed Segment Option does not include a Reference Index.

    Free Withdrawal: A Withdrawal on which no Withdrawal Charge or Interest Adjustment applies.

    Good Order: A request, including an application, is in Good Order if it contains all the information we require to process the request. Good Order also includes delivering information in the correct form, with any required certifications, guarantees, and/or signatures, to our Administrative Office.

    Holding Account: An account that holds the Purchase Payment until it is allocated to the Segment Options according to the Segment Allocation Percentages you select. Interest is credited daily to the Holding Account at the Holding Account Fixed Interest Rate.

    Holding Account Fixed Interest Rate: The annual rate used to calculate interest credited on amounts held in the Holding Account.

    Index or Indices: A benchmark designed to track the performance of a defined portfolio of securities, which is used in the calculation of the Segment Credits for Index-Linked Segment Options.

Index Allocation Percentage: The percentage used to calculate the portion of Index Change from each Reference Index that will be used in the Aggregate Index Change for a Performance Blend Buffer Segment Option.

    Index Change: The percentage change in the Index Price of the Reference Index for the selected Segment Option, as measured from the Segment Start Date to the Segment End Date.

    Index-Linked Segment Option: Any Segment Option that is not the Fixed Segment Option. An Index-Linked Segment Option includes a Reference Index.

Index Price: The Index Price for any date, including any Segment Start Date, Segment End Date, Annuity Date or date of death is the closing price of the Reference Index on that date. The closing price of the Reference Index is the price determined and published by the provider of the Reference Index at the end of each Business Day. Any change in price after the closing price has been published will not be reflected.

    Interest Adjustment: A positive or negative adjustment that may be applied to a Withdrawal during the first six years of the Contract, except on a Segment Start Date, Segment End Date, and when money is allocated to the Holding Account. The Interest Adjustment approximates the change in value of debt instruments supporting the Contract, which we sell to fund the Withdrawal. The Interest Adjustment does not apply to any Withdrawal taken after the first six Contract Years. The Interest Adjustment will only be applied to the portion of surrender or Withdrawal that is subject to a Withdrawal Charge, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account.

    IRA Account: A traditional, Roth, or other Individual Retirement Account established for the Owner and the Owner’s beneficiaries, through which a Contract may be purchased.

Minimum Guaranteed Interest Rate: The Annual Interest Rate used in the calculation of Segment Credits for the Fixed Segment Option will not be less than the applicable Minimum Guaranteed Interest Rate. The Minimum Guaranteed Interest Rate is equal to the nonforfeiture rate, calculated to be in compliance with Standard Nonforfeiture Law NYSIL § 4223 for Individual Deferred Annuities, and will be redetermined at the first Segment Start Date after the Withdrawal Charge Period ends, and on each Segment Start Date thereafter. See the “Annual Interest Rate” section for more information.

Non-Qualified Contract: A Contract that is not qualified for special tax treatment under the Internal Revenue Code.

    Notice, Notify, Notifying: Requests and information that you sign and that we receive and accept at our Administrative Office in any form offered by and acceptable to us.

Owner (“you”, “your”): The Contract Owner named in the application, or their successor or assignee if you provide Notice and the Company has acknowledged the assignment. If no Owner is named on the application, the Annuitant will be the Owner. If Joint Owners are named, all references to the Owner shall mean the Joint Owners. Joint Owners must be Spouses.

    Participation Rate: A Participation Rate is used in the calculation of the Segment Credits for Point-to-Point Buffer, Performance Blend Buffer, and Dual Direction Buffer Segment Options on a Segment End Date. It is a percentage that is multiplied by any positive Index Change, after the application of the Cap Rate, in the calculation of the Segment Credit. This percentage will not be less than 100%. There is one Participation Rate per Segment Term Period, which applies to the entire Segment Term Period.

    Performance Blend Buffer Segment Option: A type of the Index-Linked Segment Option that calculates Segment Credits using the Performance Blend Crediting Method.

Performance Blend Crediting Method: A Crediting Method in which the Segment Credit is determined based on a weighted average of three Reference Indices, as measured from the Segment Start Date to the Segment End Date, and the applicable Cap Rate, Participation Rate, and Buffer Rate. This Crediting Method calculates an Aggregate Index Change using three underlying Indices, rather than an Index Change based on a single underlying Index.

Performance Lock: A feature that allows you to capture the Segment Value during the Segment Term Period of an Index-Linked Segment Option. A Performance Lock may not be applied retroactively and can only be exercised for the entire Segment Value. When a Performance Lock is exercised, the locked Index-Linked Segment Option will not receive a Segment Credit on the Segment End Date. Instead, the locked Segment Value will remain in the locked Index-Linked Segment Option and will earn interest daily until the earlier of (1) the Business Day that we receive a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock.

Performance Lock Date: The Performance Lock Date is the Business Day on which we receive a valid Performance Lock request. If a request is received on a non-Business Day, or after the close of a Business Day, the Performance Lock Date will be the following Business Day.

    Point-to-Point Buffer Segment Option: A type of Index-Linked Segment Option that calculates Segment Credits based on the Point-to-Point Crediting Method.

Point-to-Point Crediting Method: A Crediting Method in which the Segment Credit is determined based on the performance of the Reference Index and the applicable Cap Rate, Participation Rate, and Buffer Rate. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

    Proportional Withdrawal: The portion of a Withdrawal that is attributable to the Base Segment Value. It is calculated by taking the Withdrawal multiplied by the Base Segment Value prior to the Withdrawal, divided by the Segment Value prior to the Withdrawal.

Purchase Payment: The amount you pay to us under your Contract, as shown on the Contract Schedule. The Purchase Payment is due on the Contract Date. We may limit the amount of Purchase Payment that we will accept for your Contract.

    Qualified Contract: A Contract that qualifies for special tax benefits under the Internal Revenue Code, such as a Section 408(b) Individual Retirement Annuity.

    Re-Entry Request: A request to transfer the Segment Value (including any fixed interest accrued since the Performance Lock Date) from a locked Index-Linked Segment Option into any currently-available Index-Linked Segment Option(s) with a 1-year or 2-year Segment Term Period. A Re-Entry Request cannot transfer Segment Value into any Segment Option with a 6-year Segment Term Period. A Re-Entry Request may be made as early as the same Business Day on which a Performance Lock is exercised but no later than 14 calendar days prior to the next Segment Anniversary.

Reference Index: The Index or Indices used in the calculation of the Segment Credit for a Segment Option.

    Right to Cancel Period: The period of time you may examine your Contract after you receive it. The Right to Cancel Period may vary according to state law.

    Securities Act: The Securities Act of 1933, as amended.

    Segment Anniversary: A Segment Anniversary is any 12-month anniversary of the Initial Segment Start Date (shown on the Contract Schedule). For example, if the Initial Segment Start Date is January 22, 2026, then the first Segment Anniversary is January 22, 2027.

Segment Credit: The amount we credit to each Segment Option according to the terms of the Segment Option and Crediting Method. Segment Credits are credited to the Fixed Segment Option daily based on the Annual Interest Rate. Segment Credits on the Fixed Segment Option cannot be negative. Segment Credits are credited to Index-Linked Segment Options on the Segment End Date based on the performance of the Reference Index subject to the applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and Buffer Rate. Segment Credits on Index-Linked Segment Options may be negative amounts, which will reduce the Base Segment Value.

Segment End Date: The last day of a Segment Term Period. The Segment Credit for Index-Linked Segment Options is calculated and applied to the Base Segment Value on the Segment End Date. The next Segment Start Date coincides with the Segment End Date.

    Segment Options: Segment Options include Index-Linked Segment Options and the Fixed Segment Option available under your Contract. Each Segment Option will have a Segment Term Period. Index-Linked Segment Options will have a Reference Index and a Buffer Rate. Dual Trigger and Trigger Buffer Segment Options will also have a Trigger Rate. Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Options will also have a Cap Rate and a Participation Rate. In addition, a Dual Direction Buffer Segment Option will have a Downside Participation Rate, and a Performance Blend Buffer Segment Option will have Index Allocation Percentages. The Segment Options available on the first Segment Start Date following your Contract Date will be shown on the Contract Schedule.

    Segment Start Date: The first date of a Segment Term Period.

    Segment Term Period: The Segment Term Period for each Segment Option will be shown on the Contract Schedule. The Segment Term Period ends on the Segment End Date. Upon expiration of each Segment Term Period, a new Segment Term Period will begin. Please see the “Setting Your Segment Start Date and Segment End Date” section for further details.

Segment Value: For an Index-Linked Segment Option, the Segment Value is the sum of the Base Segment Value and any applicable Equity Adjustment for that Segment Option. For the Fixed Segment Option, the Segment Value will always equal the Base Segment Value.

Segment Year: A Segment Year is the 12-month period that begins on the Initial Segment Start Date (shown on the Contract Schedule) and each Segment Anniversary. For example, if the Initial Segment Start Date is January 22, 2026, then the first Segment Year is the 12-month period that includes January 22, 2026, through January 21, 2027.

    Separate Account: The Contract includes a non-unitized separate account, established by the Company under New York Law, in which we hold reserves for our Index-Linked Segment Options under the Contract. We will maintain assets in the Separate Account with an aggregate value at least equal to the reserves and other Contract liabilities of the Separate Account. As Owner of the Contract, you will not participate in the performance of assets held in the Separate Account and do not have any direct claim on them. The obligations under this Contract are independent of the investment performance of the Separate Account and are obligations of the Company. The Separate Account is not registered under the Investment Company Act of 1940. The Separate Account complies with New York law and has been authorized by the New York Department of Financial Services.

    Settlement Option: An option available under the Contract for receiving Annuity Payments, which we guarantee as to the dollar amount, or the Death Benefit, subject to the satisfaction of section 72(s) of the Internal Revenue Code.

    Spouses: Individuals who are recognized as legally married under Federal law.

Trigger Buffer Segment Option: An Index-Linked Segment Option that includes a Buffer Rate and Trigger Rate, and calculates Segment Credits based on the Trigger Crediting Method.

Trigger Crediting Method: A Crediting Method in which the Segment Credit is subject to the Buffer Rate, and is equal to the Trigger Rate if the performance of the Reference Index is greater than or equal to zero. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

Trigger Rate: The positive rate used in the calculation of the Segment Credit for both Trigger Segment Options and Dual Trigger Segment Options. It is credited on the Segment End Date if the Index Change is greater than or equal to a threshold specified by the Segment Option. There is one Trigger Rate per Segment Term Period, which applies to the entire Segment Term Period.

Withdrawal: Unless otherwise specified, a Withdrawal is the removal of funds from the Contract, including a partial Withdrawal, a Required Minimum Distribution, a surrender of your Contract, payment of a Death Benefit, or the application of Contract Value to a Settlement Option. A Withdrawal amount is the amount of Contract Value (which includes any applicable Equity Adjustments) withdrawn for such benefits, before the application of Withdrawal Charges and Interest Adjustments.

    Withdrawal Charge: The charge we assess when you surrender the Contract or make a partial withdrawal during the first six Contract Years. Any amounts withdrawn from the Contract Value, which includes any applicable Equity Adjustment, are assessed a Withdrawal Charge. The Withdrawal Charge does not apply to the Free Withdrawal amount.

    Withdrawal Charge Period: The Contract years during which you pay a Withdrawal Charge on amounts withdrawn above the Free Withdrawal amount. The Withdrawal Charge Period ends when the Withdrawal Charge Rate declines to 0% in the Withdrawal Charge Rate schedule set forth in your Contract Schedule.

    Withdrawal Charge Rate: The percentage used to calculate the Withdrawal Charge.

2. Overview of the Contract

Purpose of the Contract
Athene Amplify® 3.0 NY is a Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract that is designed for retirement or other long-term investment purposes. It is intended for long term investment purposes and is designed for investors who are looking for a level of protection for their principal, while providing potentially higher returns than are available from traditional fixed annuities. This Contract is not intended for someone who is seeking complete protection from downside risk or for investors who plan to take Withdrawals in excess of the annual Free Withdrawal amount or surrender the Contract during the first six Contract Years.

The Contract can be purchased as either a Qualified Contract or a Non-Qualified Contract. Qualified Contracts and non-natural person owned Contracts can only have one Owner. A Non-Qualified Contract can be owned by up to two individual Owners (Joint Owners). Joint Owners must be Spouses.

We are not an investment adviser and do not provide any investment advice in connection with the Contract.

Phases of the Contract
The Contract has two phases: an Accumulation (Savings) Phase and an Annuity (Income) Phase.

Accumulation (Savings) Phase
During the Accumulation Phase, your contract tracks two types of values: (1) the Base Contract Value, which reflects the balance in each Segment Option used in the calculation of Segment Credits, and (2) the Contract Value, which adjusts that balance by applying the Equity Adjustment and which reflects the amount available for Withdrawals and a Performance Lock.

The “Base Contract Value” at any time is equal to the sum of the Base Segment Values. Each “Base Segment Value” is the amount allocated to a Segment Option. You can allocate your Base Contract Value to one or more of the available Index-Linked Segment Options and/or the Fixed Segment Option. For additional information about each Index-Linked Segment Option and the Fixed Segment Option see Appendix A: Investment Options Available Under the Contract.

The “Contract Value” at any time is equal to the sum of the Segment Values. Each “Segment Value” is the sum of the Base Segment Value and any applicable Equity Adjustment for that Segment Option.

Index-Linked Segment Options:
We will apply positive or negative Segment Credits to amounts allocated to the Index-Linked Segment Options on the Segment End Date based, in part, on the performance of the Reference Index. You could lose a significant amount of money if the Reference Index declines in value.

Each Index-Linked Segment Option will have a Buffer Rate, which establishes the amount of loss attributable to negative Index Change that we will absorb before we apply a negative Segment Credit to the Base Segment Value on the Segment End Date. A negative Segment Credit will apply for any negative Index Change in excess of the Buffer Rate. Theoretically, for an Index-Linked Segment Option subject to a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits.

Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 10%, 20%, or 30%. If the Index Change is -25%, a 10% Buffer Rate will limit the negative interest credited to -15%, which is the amount that exceeds the Buffer Rate. All Index-Linked Segment Options are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 90% (with a 10% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 10%.

Buffer Rate	Lowest Potential Negative Segment Credit due to poor Reference Index performance
10%	-90%
20%	-80%
30%	-70%

Each Index-Linked Segment Option will have a Cap Rate and a Participation Rate, or a Trigger Rate. The Cap Rate establishes the maximum positive Index Change or Aggregate Index Change used to calculate Segment Credits for Index-Linked Segment Options before the Participation Rate is applied. The Participation Rate is a percentage that is multiplied by any positive Index Change or Aggregate Index Change after the application of the Cap Rate, to calculate the Segment Credit for Index-Linked Segment Options. If the Index Change is 12%, a 4% Cap Rate with a 100% Participation Rate will limit the positive Segment Credit to the Cap Rate of 4%, which is the Cap Rate multiplied by the 100% Participation Rate. The Trigger Rate establishes the positive rate to be used in the calculation of the Segment Credit for Trigger Buffer Segment Options and Dual Trigger Buffer Segment Options if the Index Change is greater than or equal to a threshold specified by the Crediting Method used by that Segment Option. If the Trigger Rate is 11%, the maximum Segment Credit will be limited to 11% on a Segment Option with a Trigger Crediting Method if the Index Change is greater than or equal to zero, and on a Segment Option with Dual Trigger Crediting Method if the Index Change is positive, zero, or negative but fully offset by the Buffer Rate. The limit on a Segment Option with a Dual Direction Crediting Method is the Cap Rate multiplied by the Participation Rate.

The Participation Rate and Downside Participation Rate will always be at least 100% on any Segment Option we establish under the Contract. The Cap Rate will always be at least 4% on any Segment Option we establish under the Contract. Specifically, we guarantee that Cap Rates for Index-Linked Segment Options will never be less than the values stated in the table below for each combination of Segment Term Period and Buffer Rate.

Term	Buffer Rate	Minimum Cap Rate
1-Year	20%	4.00%
	10%	5.00%
2-Year	20%	8.00%
	10%	10.00%
6-Year	30%	18.00%
	20%	24.00%
	10%	30.00%

The Trigger Rate will always be at least 5% on any Segment Option we establish under the Contract. Specifically, we guarantee that Trigger Rates for Trigger Buffer and Dual Trigger Buffer Segment Options will never be less than the values stated in the table below for each combination of Segment Term Period and Buffer Rate.

Term	Buffer Rate	Minimum Trigger Rate
Trigger Buffer Segment Options
1-Year	10%	5.00%
Dual Trigger Buffer Segment Options
1-Year	10%	5.00%
6-Year	30%	18.00%
	20%	24.00%
	10%	30.00%

The Performance Blend Buffer Segment Option and Dual Direction Buffer Segment Option are available only with a 6-year Segment Term Period. Performance Blend Buffer Segment Options and Dual Trigger Buffer Segment Options with a 6-year Segment Term Period are only available on the Initial Segment Start Date.

Fixed Segment Option:
The Contract provides one Fixed Segment Option. It is currently available with a 1-year Segment Term Period and credits interest daily at a declared Annual Interest Rate. A new Annual Interest Rate is declared for each Segment Term Period. The Annual Interest Rate will never be less than the Minimum Guaranteed Interest Rate, which will never be lower than 1.00%. At least one Fixed Segment Option will always be available.

The Minimum Guaranteed Interest Rate is equal to the nonforfeiture rate, calculated to be in compliance with Standard Nonforfeiture Law NYSIL § 4223 for Individual Deferred Annuities and will be redetermined at the first Segment Start Date after the Withdrawal Charge Period ends, and on each Segment Start Date thereafter.

Because the Fixed Segment Option does not have risk of poor investment performance and provides minimum values after the application of the Interest Adjustment that comply with Standard Nonforfeiture Law NYSIL § 4223 for Individual Deferred Annuities, it is not registered under the Securities Act of 1933 or the Investment Company Act of 1940. Disclosures describing the Fixed Segment Option are subject to certain generally applicable provisions of the Federal securities laws regarding the accuracy and completeness of disclosure.

If amounts are withdrawn from the Fixed Segment Option during the first six years of the Contract, we will apply an Interest Adjustment to any portion of a Withdrawal that is subject to a Withdrawal Charge, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. This may result in a significant reduction to the net proceeds you receive from the Withdrawal. Withdrawal Charges, taxes, and tax penalties may also apply.

Additional information about each Index-Linked Segment Option and the Fixed Segment Option is provided in Appendix A: Investment Options Available Under the Contract.

Annuity (Income) Phase
You enter the Annuity Phase when you annuitize your Contract. During the Annuity Phase, you will receive a stream of fixed income payments for the annuity payout period you elect. You can elect to receive annuity payments (1) for the life of the Annuitant; (2) for the life of the Annuitant with a guaranteed period; (3) in monthly installment payments for the period required for the sum of monthly payments to equal the total amount applied to the option and, thereafter, for the life of the Annuitant; (4) for the joint lifetimes of two Annuitants and in equal amount for the remaining lifetime of the survivor; or (5) in monthly payments for a fixed period elected. When you annuitize, your Contract Value, including any applicable Equity Adjustments, is converted to income payments and you will no longer be able to make any additional Withdrawals from your Contract. All Accumulation Phase benefits, including the Death Benefit, terminate upon annuitization. The Annuity Phase ends when we make the last payment under your selected Settlement Option.

Contract Features
Performance Lock and Re-Entry
The Performance Lock feature allows you to capture the Segment Value during the Segment Term Period of an Index-Linked Segment Option. A Performance Lock may be exercised for any Index-Linked Segment Option which has a positive Base Segment Value. A Performance Lock cannot be exercised on the Fixed Segment Option. A Performance Lock may be exercised at different times for each Indexed-Linked Segment Option during its Segment Term Period (other than on a Segment Start Date or Segment End Date). A Performance Lock may not be applied retroactively, must apply to the entire Segment Value, and is irrevocable once exercised. When you request a Performance Lock, we calculate the Segment Value at the end of the Performance Lock Date, after all other transactions have been recorded. Consequently, you will not be able to determine the Segment Value in advance, and the amount you capture may be more or less than the amount you expected.

Once a Performance Lock is exercised, the locked Index-Linked Segment Option will not receive a Segment Credit on the Segment End Date, nor will there be any further change in the Segment Value due to the Equity Adjustment. From the Performance Lock Date until the earlier of (1) the Business Day that we process a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock, the locked Segment Value will earn interest at the current Annual Interest Rate used for the Fixed Segment Option.

After you exercise a Performance Lock, you may choose to submit a Re-Entry Request to transfer the Segment Value, including any fixed interest accrued since the Performance Lock Date, from a locked Index-Linked Segment Option to any currently-available Index-Linked Segment Option(s) with a 1-year or 2-year Segment Term Period. A Re-Entry Request cannot transfer Segment Value into any Segment Option with a 6-year Segment Term Period. This means you may not allocate locked funds to any Segment Option with a 6-year Segment Term Period until the next Segment Anniversary.

A Re-Entry Request may be made as early as the same Business Day on which a Performance Lock is exercised but no later than 14 calendar days prior to the next Segment Anniversary. A new Segment Start Date will be set as the Business Day we process the Re-Entry Request, and a new Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate will apply, as applicable. The new Segment Term Period will equal (1) the number of days from and including the Business Day we process the Re-Entry Request to but excluding the next Segment Anniversary, plus (2) the length of the full Segment Term Period for the Index-Linked Segment Option selected.

After you exercise a Performance Lock, if you do not choose to submit a Re-Entry Request, you will remain in the locked Index-Linked Segment Option until the Segment Anniversary immediately following the Performance Lock. Up to two business Days prior to the Segment Anniversary, you may include instructions to transfer all of the locked Segment Value, including any fixed interest accrued since the Performance Lock Date, to one or more Index-Linked Segment Options on the Segment Anniversary. If we do not receive your transfer instructions at least two Business Days prior to that Segment Anniversary, the Segment Value, including any fixed interest accrued since the Performance Lock Date, will be reallocated to the same Index-Linked Segment Option, if available, for a new Segment Term Period with a new Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate, as applicable. If that Index-Linked Segment Option is no longer available, the Segment Value will be transferred to the Fixed Segment Option. A new Segment Start Date will be set as the Segment Anniversary. The new Segment Term Period will equal the length of the full Segment Term Period for the Index-Linked Segment Option that was transferred into.

If a Performance Lock is exercised when your Segment Value has declined from the amount invested in the Segment Option on the Segment Start Date, you will lock in any loss and may receive less than the full protection of the Buffer Rate. It is possible that you would have realized less of a loss or no loss if the Performance Lock had occurred at a later time, or if the Segment Option was not locked. Because the Segment Value is based on the Equity Adjustment, the Segment Value may be less than the Base Segment Value on the Segment Start Date even when the value of the Reference Index has increased or has declined by less than the Buffer Rate. Under extreme circumstances, you could lose up to 100% of your investment from a negative Equity Adjustment on money allocated to an Index-Linked Segment Option.

See the “Performance Lock and Re-Entry” section for additional information.

Access to Your Money
    During the Accumulation Phase before any Death Benefit becomes payable, you may access your Contract Value by surrendering the Contract or taking a partial Withdrawal. Proceeds payable on a partial Withdrawal or surrender include any applicable Equity Adjustments, and may also be subject to Withdrawal Charges, Interest Adjustments, and an additional 10% federal tax penalty if made before the Owner is age 59½. The resulting Proportional Withdrawals will reduce your Base Contract Value and the potential for positive Segment Credits that you may receive. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn. Any amounts withdrawn could also result in significant reductions to your Death Benefit and other benefits available under the Contract.

Death Benefit
    During the Accumulation Phase, your Contract pays your beneficiaries a Death Benefit if the Owner dies or, if the Owner is a non-natural person (like a trust), the Annuitant dies. During the Withdrawal Charge Period, the Death Benefit is equal to the greater of:
1.The Purchase Payment less net proceeds from prior Withdrawals; and
2.The Contract Value on the date of death. This value includes any applicable Equity Adjustments, but a Withdrawal Charge and Interest Adjustment will not be applied in the determination of the Death Benefit.

    After the Withdrawal Charge Period, the Death Benefit will be equal to the Contract Value on the date of death. Net proceeds from prior Withdrawals are equal to the Contract Value withdrawn, which includes any applicable Equity Adjustments, after the application of Withdrawal Charges and Interest Adjustments.

If the Owner is changed or a new Owner is added during the Withdrawal Charge Period, the Death Benefit will be equal to the Contract Value on the date of death.

Contract Adjustments
Any Withdrawal (including Free Withdrawal amount or surrender of your Contract) or payment of a Death Benefit from an Index-Linked Segment Option on any date prior to the Segment End Date will include any applicable Equity Adjustments. Any portion of a Withdrawal that is subject to a Withdrawal Charge during the first six Contract Years will also be subject to an Interest Adjustment, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. You could lose a significant amount of money due to the application of these adjustments. The Equity Adjustment will generally be negatively affected by poor market performance, increases in volatility of index prices, and decreases in interest rates. The Interest Adjustment will generally be negatively affected by increases in interest rates. The Contract Value and/or any Withdrawals from the Contract may be less than the amount allocated to the Segment Options or less than the amount you would receive had you held amounts allocated to Segment Options until the Segment End Dates. All other factors being equal, the Contract Value and/or any Withdrawals from the Contract will be lower the earlier a Withdrawal or surrender is made during a Segment Term Period.

3. Key Information

	FEES, EXPENSES	Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you surrender your Contract or make a partial Withdrawal from the Contract greater than the Free Withdrawal amount during the first six Contract Years, you will be assessed a Withdrawal Charge of up to 8% of the Contract Value withdrawn less the Free Withdrawal amount. For example, if you make a withdrawal of $100,000 in the first Contract Year, you could pay a withdrawal charge of up to $8,000. The portion of amounts withdrawn that are subject to a Withdrawal Charge during the first six Contract Years will also be subject to an Interest Adjustment, which may be positive or negative, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. The reduction of your Contract Value due to a Withdrawal will be greater if there is a negative Interest Adjustment, taxes, or tax penalties.

If you make a Withdrawal from your Contract, including a partial Withdrawal, a Required Minimum Distribution, surrender, payment of a Death Benefit, application of Contract Value to a Settlement Option, or exercise a Performance Lock, the amount of Contract Value withdrawn from any Index-Linked Segment Option will include an Equity Adjustment, which may be positive or negative.

In extreme situations you could lose up to 100% of your Base Segment Value due to a negative Interest Adjustment. For example, if you allocate $100,000 to a 2-year Index-Linked Segment Option and during the first six Contract Years withdraw the entire amount, you could lose up to $100,000 due to a negative Interest Adjustment. In extreme circumstances you could also lose up to 100% of your Base Segment Value due to a negative Equity Adjustment on money allocated to an Index-Linked Segment Option. For example, if you allocate $100,000 to a 2-year Index-Linked Segment Option and during the first six Contract Years withdraw the entire amount before the 2-year Segment Term Period has elapsed, you could lose up to $100,000 due to a negative Equity Adjustment. Such losses will be greater (but never more than 100% of your investment) if you also pay a Withdrawal Charge, taxes, or tax penalties.
Fee Table

Charges and Adjustments – Withdrawal Charges

Charges and Adjustments – Interest Adjustment

Charges and Adjustments –Equity Adjustment

Appendix B - Cash Surrender Value Examples Under Different Equity and Interest Adjustment Scenarios

Appendix C - Performance Lock and Re-Entry Examples

Are There Transaction Charges?	No. The Contract does not impose any front-end load or charge on transfers between Segment Options.	N/A

Are There Ongoing Fees and Expenses?
Yes, there is an implicit ongoing fee on the Index-Linked Segment Options to the extent that your participation in index gains is limited by the Cap Rate, Trigger Rate, or a Performance Lock that may be exercised for each Point-to-Point Buffer, Trigger Buffer, Dual Trigger Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Option. This means that your returns may be lower than index gains. In return for accepting this limit on index gains, you will receive some protection from index losses.

			Fee Table
	RISKS		Location in Prospectus
Is There a Risk of Loss from Poor Performance?
Yes. You could lose money by investing in the Contract. Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 10%, 20%, or 30%. All Index-Linked Segment Options are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 90% (with a 10% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 10%.

			Principal Risks of Investing in the Contract - Risk of Loss
	Buffer Rate	Lowest Potential Negative Segment Credit due to poor Reference Index performance
	10%	-90%
	20%	-80%
	30%	-70%

Is this a Short-Term Investment?
No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the Contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the Contract as a short-term investment. Withdrawals may be subject to a Withdrawal Charge, federal and state income taxes and tax penalties. Withdrawals from an Index-Linked Segment Option before the Segment End Date will include an Equity Adjustment, which may be negative. Withdrawals taken from any Segment Option during the first six Contract Years may be subject to a negative Interest Adjustment, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account.

Any amounts withdrawn will also reduce your future growth potential from positive index performance because any subsequent positive Segment Credits will be lower due to the reduction in the Base Contract Value. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn. Any amounts withdrawn could also result insignificant reductions to your Death Benefit and other benefits available under the Contract. If you want to transfer the Base Segment Value to one or more Segment Options, you must notify us at least two Business Days prior to the next Segment End Date. Base Segment Value in an Index-Linked Segment Option will be re-allocated following the Segment End Date according to your instructions. If you do not request a transfer of Base Segment Value on the Segment End Date, your Base Segment Value will remain in the same Segment Option(s), if available, subject to new Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates. If you exercise a Performance Lock, do not submit a Re-Entry Request, and do not instruct us otherwise, the Segment Value will be re-allocated to the same Index-Linked Segment Option, if available, for a new Segment Term Period with a new Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate, as applicable. If that Index-Linked Segment Option is no longer available, the Segment Value will be transferred to the Fixed Segment Option. Please see the “Performance Lock and Re-Entry” section for more information.
Principal Risks of Investing in the Contract - Liquidity Risk

What Are the Risks Associated with the Segment Options?
An investment in the Contract is subject to the risk of poor investment performance. Investment performance will vary depending on the performance of the Reference Index for the Index-Linked Segment Options under the Contract. Each Segment Option, including the Fixed Segment Option, will have its own unique risks. You should review the Segment Options before making an investment decision.

For investments in a Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Option, the Cap Rate will limit positive index performance (e.g., limited upside). For example, if an Index-Linked Segment Option has a Cap Rate of 8% and the Index Change is 12%, the Segment Credit on the Segment End Date would be 8%.

For investments in a Trigger Buffer Segment Option, the Trigger Rate will also limit positive index performance (e.g., limited upside). For example, if a Trigger Segment Option has a Trigger Rate of 7% and the Index Change is 12%, the Segment Credit on the Segment End Date would be 7%.

For investments in a Dual Trigger Buffer Segment Option, the Trigger Rate will also limit positive index performance (e.g., limited upside).For example, if a Dual Trigger Buffer Segment Option has a Trigger Rate of 6% and the Index Change is 12%, the Segment Credit on the Segment End Date would be 6%.

In addition, if you exercise the Performance Lock provision on an Index-Linked Segment Option, absent a Re-Entry Request, you will not participate in any positive index performance that occurs following the application of the Performance Lock.

As a result, you may earn less than the index gain.

For investments in a Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Option, we also apply a Participation Rate after the application of the Cap Rate, when calculating Segment Credits. For example, if an Index-Linked Segment Option is uncapped and has a Participation Rate of 125% and the Index Change is 12%, the Segment Credit on the Segment End Date would be 15%.
Principal Risks of Investing in the Contract

For investments in a Dual Direction Buffer Segment Option, we also apply a Downside Participation Rate to negative index performance that is fully offset by the Buffer Rate. For example, if a Dual Direction Buffer Segment Option has a Buffer Rate of 10% and a Downside Participation Rate of 120%, and the Index Change is -5%, the Segment Credit on the Segment End Date would be 6%.

For investments in an Index-Linked Segment Option, the Buffer Rate will limit negative returns (e.g., limited protection in the case of market decline). For example, if the Index-Linked Segment Option has a Buffer Rate of 10% and the Index Change is −25%, we will absorb the first 10% of negative index performance, and the Segment Credit will be -15% (the remaining amount of the negative index performance) on the Segment End Date.

Each Reference Index is a price return Index, not a total return Index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the Company. Any payment obligations under the Contract, including the Index-Linked Segment Options and the Fixed Segment Option, guarantees and benefits, are subject to the Company’s claims-paying ability. You may obtain more information about the Company’s financial strength by contacting us at (888) 266-8489.
Principal Risks of Investing in the Contract - Our Financial Strength and Claims Paying Ability

RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes. You cannot transfer out of an Index-Linked Segment Option to another Segment Option prior to the Segment End Date, except by exercising a Performance Lock. Following the Performance Lock, you may submit a Re-Entry Request as early as the same Business Day on which a Performance Lock is exercised but no later than 14 calendar days prior to the next Segment Anniversary to transfer the Segment Value (including any fixed interest accrued since the Performance Lock Date) to any currently-available Segment Option with a 1-year or 2-year Segment Term Period. Alternatively, you may submit transfer instructions to any currently-available Segment Option for the next Segment Anniversary at least two Business Days before the next Segment End Date. If you do not want to remain in an Index-Linked Segment Option until the Segment End Date, your only options are to exercise a Performance Lock, make a Withdrawal out of an Index-Linked Segment Option, or surrender the Contract. The amount you would receive would be based on the Contract Value, which includes any applicable Equity Adjustments. For Withdrawals and surrenders, Withdrawal Charges and Interest Adjustments may also apply.

We will notify you of the applicable Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate for the new Segment Term Period for each Index-Linked Segment Option at least 15 days prior to the Segment End Date of the prior Segment Term Period. The Performance Blend Buffer Segment Option and Dual Direction Buffer Segment Option are available only with a 6-year Segment Term Period. Performance Blend Buffer Segment Options and Dual Trigger Buffer Segment Options with a 6-year Segment Term Period are only available on the Initial Segment Start Date. If you do not request a transfer or withdraw the Segment Value, Segment Options will follow the default re-allocation rules.

If the publication of a Reference Index is discontinued or the calculation of the Reference Index is substantially changed, we have the right to substitute an alternative Reference Index prior to the Segment End Date. If we substitute a Reference Index for an existing Index-Linked Segment Option during a Segment Term Period, we will not change the applicable Buffer Rate, Cap Rate, Participation Rate, Downside Participation Rate, or Trigger Rate. We will attempt to choose a new Reference Index that has a similar objective and risk profile to the existing Reference Index.

The availability of Segment Options and/or Reference Indices may vary by financial intermediary. Please see “Appendix D - Financial Intermediary Variation Chart” for details.

The Insurance Company and Investment Options - The Segment Options

Principal Risks of Investing in the Contract - Discontinuation or Substitution of an Index

Appendix D - Financial Intermediary Variation Chart

Are There Any Restrictions on Contract Benefits?
Yes.
•There are restrictions and limitations relating to benefits offered under the Contract (Death Benefit, Free Withdrawals, Required Minimum Distributions, Performance Lock, Confinement Waiver, Terminal Illness Waiver).
•Except as otherwise provided in the prospectus, the Confinement Waiver, Terminal Illness Waiver, and Guaranteed Minimum Death Benefit may not be terminated by the Company. Please see the “Confinement Waiver”, “Terminal Illness Waiver”, and “Death Benefit” sections for information about actions that can cause these benefits to terminate.
•Withdrawals will reduce the Death Benefit, perhaps by more than the amount withdrawn.

The availability of contract benefits may vary by financial intermediary. Please see “Appendix D - Financial Intermediary Variation Chart” for details.
Benefits Available Under the Contract Appendix D - Financial Intermediary Variation Chart
TAXES
What are the Contract’s Tax Implications?
You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the Contract. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a Withdrawal from the Contract. There is no additional tax benefit to the investor if the Contract is purchased as a Qualified Contract.
Taxes
	CONFLICTS OF INTEREST	Location in Prospectus
How are Financial Professionals Compensated?
Some Financial Professionals may receive compensation for selling the Contract to you, both in the form of commissions and in the form of production incentives as explained in the “Distribution” section. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this Contract over another investment.
Other Information - Distribution
Should I Exchange My Contract?
Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing Contract.
Other Information - Distribution

4. Fee Table

The following tables describe the fees, expenses, and adjustments that you will pay when buying, owning, and surrendering or making Withdrawals from a Segment Option or from the Contract. Please refer to your Contract Schedule for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you buy the Contract, surrender or make Withdrawals from a Segment Option or from the Contract, or transfer Base Contract Value between Segment Options.

Transaction Expenses
Sales Load Imposed on Purchases (as a percentage of purchase payments)	None
Withdrawal Charge (as a percentage of the amount withdrawn)[1,2]	8%
Transfer Fee	None
1    The Withdrawal Charge percentage is deducted upon a withdrawal of amounts in excess of the 10% Free Withdrawal amount. For a complete description of charges, please see Charges and Adjustments – Withdrawal Charges in the prospectus.
2    The amount of the Withdrawal Charge decreases over time, measured from the date the Purchase Payment is credited to the Contract. The Withdrawal Charge percentages are shown below.

Contract Years Since Purchase Payment	1	2	3	4	5	6	7+
Withdrawal Charge (%)	8%	8%	7%	6%	5%	4%	0%

The next table describes the adjustments, in addition to any transaction fees, that apply if all or a portion of the Base Contract Value is removed from a Segment Option or from the Contract before the expiration of a specified period.

Adjustments
Maximum Potential Loss Due to Equity Adjustment (as a percentage of Base Contract Value on the Segment Start Date)[1]	100%
Maximum Potential Loss Due to Interest Adjustment (as a percentage of Base Contract Value withdrawn from an Index-Linked Segment Option)[2]	100%
1    Contract transactions subject to an Equity Adjustment are a partial Withdrawal, a Required Minimum Distribution, a surrender of your Contract, payment of a Death Benefit, application of the Contract Value to a Settlement Option, or exercise of a Performance Lock for an Index-Linked Segment Option on any date before the Segment Term End Date. See Charges and Adjustments – Interest Adjustment and Equity Adjustment for more information.
2     Withdrawals from your contract (including both partial Withdrawals and a surrender of your contract) that are subject to a Withdrawal Charge will also be subject to an Interest Adjustment, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. The Fixed Segment Option is subject to Standard Nonforfeiture Law NYSIL § 4223 for Individual Deferred Annuities, and a negative Interest Adjustment will not cause the amount payable upon Withdrawal from the Fixed Segment Option to be less than the minimum nonforfeiture amount required by the state of New York. See Charges and Adjustments – Interest Adjustment and Equity Adjustment for more information.

The next table describes the fees that you will pay each year during the time that you own the Contract.

Annual Contract Expenses
Administrative Expenses	None
Base Contract Expenses (as a percentage of average account value or Contract Value)	None
Optional Benefit Expenses (as a percentage of benefit base or other (e.g., average account value))	None

In addition to the fees described above, we may limit the amount you can earn on the Index-Linked Segment Options. This means your Segment Credits may be lower than the positive Index Change. In return for accepting this limit on index gains, you will receive some protection from index losses.

5. General Description of Contracts

Owner, Joint Owners
    Owner means one or more persons or entities entitled to the ownership rights under the Contract, as named in the application. The Owner names the Annuitant or Joint Annuitant. If Joint Owners are named, as permitted for Non-Qualified Contracts only, all references to Owner shall mean Joint Owners. Joint Owners must be spouses as of the Contract Date and must both be natural persons. All rights described in your Contract may be exercised by you, subject to the rights of any assignee on record with us and any irrevocably named Beneficiary. You may change the Owner at any time by notifying us, except where restricted by Endorsement or Rider. To the extent allowed by New York law, we reserve the right to refuse our consent to any assignment at any time on a nondiscriminatory basis. If your Contract is assigned, the assignment will take effect as of the date you signed the Notice, subject to any payments made or actions taken by us prior to receipt of this Notice. We assume no responsibility for the validity of an assignment and shall not be liable for any tax consequences you may incur due to a change of Owner designation.

Annuitant, Joint Annuitants
    The Annuitant is the natural person designated on the application and named on the Contract Schedule whose life determines the Annuity Payments made under your Contract. A Joint Annuitant is a second natural person designated on the application and named on the Contract Schedule whose life also determines the annuity payments. Unless the context clearly indicates otherwise, if a Joint Annuitant is named, all references to Annuitant shall mean both the Annuitant and the Joint Annuitant.

Beneficiary
    The Beneficiary is one or more persons or entities designated by the Owner to receive the Death Benefit. The following rules apply unless otherwise permitted by us in accordance with applicable law:
•No Beneficiary has any rights in the Contract until the Beneficiary is entitled to the Death Benefit. If the Beneficiary, including an irrevocable Beneficiary, dies before that time, all rights of that Beneficiary will end at their death.
•If no Beneficiary has been named or if no Beneficiary is alive at the time of death of the Owner or Annuitant whose death caused the Death Benefit to be payable, then the Beneficiary is the estate of the deceased Owner or Annuitant whose death caused the Death Benefit to be payable. If the death of both Joint Annuitants or Joint Owners, as applicable, occurs simultaneously, the estates of both will be the Beneficiary in equal shares. This paragraph does not apply if there is a named Beneficiary and such Beneficiary is an entity.
•If you have not designated how the Death Benefit is to be distributed and two or more Beneficiaries are entitled to the Death Benefit, the surviving Beneficiaries and any Beneficiaries that are entities will share the Death Benefit equally.
•Unless you Notify us otherwise, if you have designated how the Death Benefit is to be distributed and a Beneficiary dies prior to the time such Beneficiary is entitled to the Death Benefit, the portion of the

Death Benefit designated to the deceased Beneficiary will be divided among the surviving Beneficiaries and Beneficiaries that are entities on a pro rata basis. In other words, each surviving Beneficiary’s or each entity Beneficiary’s interest in the Death Benefit will be divided by the sum of the interests of all such surviving or entity Beneficiaries to determine the percentage each Beneficiary will receive of the deceased Beneficiary’s original interest in the Death Benefit.

Change of Annuitant
    Prior to the Annuity Date, you may change the Annuitant by Notifying us. A change will take effect as of the date you signed the Notice. The Annuitant may not be changed in a Contract that is owned by a non-natural person, unless the Contract is being continued by a surviving spouse as sole Beneficiary, in which case the surviving spouse Beneficiary will become the Annuitant.

    The Annuitant cannot be changed on or after the Annuity Date.

Change of Beneficiary
    Prior to the date the Death Benefit becomes payable, you may change a Beneficiary by Notifying us. You may name one or more contingent Beneficiaries. The interest of any named irrevocable Beneficiary cannot be changed without the written consent of that Beneficiary. A change will take effect as of the date you signed the Notice. Any change is subject to payment or other action taken by us before the Notice was received by us.

The Separate Account
    The Separate Account is the non-unitized separate account, established by the Company under New York law, in which we hold reserves for Index-Linked Segment Options we provide under the Contract. We will maintain assets in the Separate Account with an aggregate value at least equal to the reserves and other Contract liabilities of the Separate Account. Owners do not participate in the performance of assets held in the Separate Account and do not have any claim on such assets. The obligations under this Contract are independent of the investment performance of the Separate Account and are obligations of the Company. The Separate Account is not registered under the Investment Company Act of 1940. The Separate Account complies with New York law and has been authorized by the New York Department of Financial Services.

    We own the assets of the Separate Account, as well as any favorable investment performance on those assets. We are obligated to pay all money we owe under the Contract. If the obligation exceeds the assets of the Separate Account, funds will be transferred to the Separate Account from our General Account. We may, as permitted by applicable State law, transfer all assets allocated to the Separate Account to our General Account. We guarantee all benefits relating to your value in the Contract, regardless of whether assets supporting it are held in the Separate Account or our General Account. An Owner should look to the financial strength of the Company for its claims-paying ability to pay amounts owed under the contract. Our current plans are to invest assets held in the Separate Account in debt securities, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues and derivative instruments. We may also invest in interest rate swaps. We, however, are not obligated to invest the assets according to any particular plan, except as we may be required to by applicable State insurance laws.

The General Account
    The “General Account” holds all our assets other than assets in our Separate Accounts, including reserves for the Fixed Segment Option. The General Account assets support the guarantees under the Contract as well as our other general obligations. The General Account is not registered under the Investment Company Act of 1940. The guarantees in your Contract are subject to the Company’s financial strength and claims-paying ability. The General Account is subject to the regulation and supervision by the New York Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.

    Assets in the General Account are not segregated for the exclusive benefit of any particular Contract or obligation. General Account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the Segment Options to which you may allocate your Base Contract Value.

Amendments to the Contract
    The Contract may be amended to conform to changes in applicable law or interpretations of applicable law. Changes in the Contract may need to be approved by the state insurance departments. The consent of the Owner to an amendment will be obtained to the extent required by applicable law.

Misstatement of Age or Gender
    If the age or gender of an Annuitant has been misstated, the amount we will pay will be that which the Purchase Payment paid would have purchased if the correct age and gender had been stated. Age will be calculated as the age at the last birthday of that Annuitant. Any underpayments made by us due to a misstatement will be immediately paid in one lump sum with interest compounded at the rate of 1.00% per year. Any overpayments made by us will be charged against the next succeeding Annuity Payment or payments with interest compounded at the rate of 1.00% per year.

6. Purchases and Contract Value
You are required to purchase the Contract through a registered representative of a broker-dealer that has a selling agreement with our principal underwriter, Athene Securities. Athene Securities is a wholly owned subsidiary of Athene Holding Ltd. (Athene). The Contract may not be available through all selling broker-dealers. Some selling broker-dealers may not offer and/or limit the offering of certain features or options as well as limit the availability of Contracts, based on issue age or other criteria established by the selling broker-dealer. Please see “Appendix D -
Financial Intermediary Variation Chart” for details.

    The Contract is a Single Purchase Payment Index-Linked Deferred Separate Account Annuity. The Contract may be individually or jointly owned. This prospectus describes the material rights and obligations of an Owner. It also sets forth the maximum fees and charges for all Contract features and benefits. You should read and retain your Contract, amendments, and or/endorsements along with a copy of this prospectus.

    The Contract has two periods: an Accumulation Phase and an Annuity Phase. During the Accumulation Phase, the Base Contract Value accrues Segment Credits on a tax-deferred basis based on the Segment Options that you select. If you select Index-Linked Segment Options, the Segment Credits may be positive, negative, or zero based on the performance of the Reference Index. The Base Contract Value may also grow on a tax-deferred basis based on a declared Annual Interest Rate associated with the Fixed Segment Option. You will be taxed on Contract gains when you make a Withdrawal or receive an Annuity Payment. An Equity Adjustment will be included on a Withdrawal from an Index-Linked Segment Option on any date other than a Segment End Date. An Interest Adjustment will apply if you take a Withdrawal on which a Withdrawal Charge applies at any time during the first six Contract Years, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. Contract Withdrawals taken during the first six years of the Contract are subject to a Withdrawal Charge of up to 8%.

    The Annuity Phase commences when you or a designated payee begin receiving Annuity Payments under the Contract. At the start of the Annuity Phase, you can choose a Settlement Option offered under the Contract. Annuity Payments will start on the Annuity Date and continue based on the Settlement Option you elect. The Contract offers Annuity Payments based on the life of the Annuitant or Joint Annuitant or on any other basis acceptable to the Company. The Annuity Phase ends when we make the last Annuity Payment under your selected Settlement Option.

Purchasing the Contract
    The minimum issue age permitted by the Company is 0. The maximum issue age permitted by the Company is 84. These age limitations apply to Owners (if natural persons) and Annuitants.

The Purchase Payment is the amount you pay to us under your Contract. The minimum Purchase Payment without prior approval by the Company is $10,000. The Purchase Payment cannot exceed $1,000,000 without prior approval by the Company. We do not accept additional Purchase Payments. This means the investor will not be able to increase their Contract Value, Death Benefit, or other benefits available under the Contract through additional Purchase Payments.

    Once we receive your Purchase Payment and all necessary information in Good Order at our Administrative Office, we issue the Contract and allocate your payment to the Holding Account. A request is in Good Order if it contains all the information we require to process the request. If you do not give us all the information we need, we will contact you or your Financial Professional.

    If you have questions about the information we require, or whether you can submit certain information by fax, email, or over the web, please contact our Administrative Office.

    We do not begin processing your application or Purchase Payment until we receive it at our Administrative Office. A Purchase Payment is “received” when it arrives at our Administrative Office at the address listed in the Glossary regardless of how or when you submitted the payment. If we receive a Purchase Payment at the wrong address, we will send it to the address listed in the Glossary, which may delay processing.

    We are not liable for applications that we do not receive. A manually signed application sent by fax, email or over the web is considered the same as an application delivered by mail. Our electronic systems (fax, email or website) may not always be available; any electronic system can experience outages or slowdowns which may delay application processing. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability. If you experience problems, please submit your application by mail to our Administrative Office. We reserve the right to discontinue or modify our electronic application policy at any time and for any reason.

Right to Cancel
    You will have 20 days to review your Contract after you receive it. If this Contract is a result of a replacement of an existing contract, you will have 60 days to review the Contract. If during this review period you decide you are not satisfied with your Contract, you may return it to the Company or to the financial professional from whom your contract was purchased. This is called the “Right to Cancel Period”.

If you exercise your right to cancel, the Contract will terminate and we will refund your Contract Value plus the sum of all fees, taxes, and charges. No Withdrawal Charge, Interest Adjustment, or Equity Adjustment will apply if you exercise your right to cancel your Contract during this period. Surrendering the Contract during the Right to Cancel Period could have tax consequences. Please consult with your Financial Professional and/or tax advisor for more information.

Allocation of Purchase Payment
    On the Contract Date, the Purchase Payment will be placed in the Holding Account where it will earn daily interest at a rate equal to the daily Holding Account Fixed Interest Rate. The Purchase Payment will be held in the Holding Account and accrue interest from the Contract Date to the day before the Segment Start Date. Contracts which have been issued through the end of the Business Day prior to a scheduled Segment Start Date will participate in that Segment Start Date. Contracts which have been issued on or after a scheduled Segment Start Date will participate in the following Segment Start Date. Please see the “Setting Your Segment Start Date and Segment End Date” section for details on how Segment Start Dates are determined.

On the Segment Start Date, you may allocate your Purchase Payment plus any Holding Account interest to any available Segment Option based on the Segment Allocation Percentages you select. Your Segment Allocation Percentages must be whole percentages ranging from 0% to 100%, and the sum of the Segment Allocation Percentages must equal 100% at all times. You must submit your Segment Allocation Percentages on the Segment Allocation Form with your application, which will establish your Segment Allocation Percentages on the Contract Date. After the Contract Date, you may change your Segment Allocation Percentages by transferring all or part of your Base Segment Value to another Segment Option on any Segment End Date. Please see “Transfers Between Segment Options by Request” section for details on how to transfer among available Segment Options after the initial Segment Term Period.

Example 1
    The Contract is issued (in Good Order) when funds equal to $100,000 are received on the 2nd of the month. The next available Segment Start Date is on the 8th of that month. The funds will be immediately allocated to the Holding Account and accumulate at a Holding Account Fixed Interest Rate of 2%. $100,000 accumulated with six days of interest (from the 2nd through the 7th) equates to $100,032.56 = $100,000 x (1 + 2%)^(6/365). On the 8th of the month, $100,032.56 will be allocated to the Segment Options in accordance with the Segment Allocation Percentages specified in the Segment Allocation Form. The table below shows an example allocation.

Segment Option	Crediting Method	Buffer Rate	Segment Term Period	Reference Index	Allocation %	Value on Segment Start Date
Fixed	Fixed	-	-	-	10%	$10,003.26
Index-Linked	Point-to-Point	10%	1-Year	S&P 500®	20%	$20,006.51
Index-Linked	Point-to-Point	10%	1-Year	Russell 2000®	20%	$20,006.51
Index-Linked	Point-to-Point	10%	2-Year	S&P 500®	40%	$40,013.02
Index-Linked	Dual Trigger	10%	6-Year	S&P 500®	10%	$10,003.26
Total					100%	$100,032.56

Setting Your Segment Start Date and Segment End Date
There are two dates each month when a new Segment Term Period may start, except where modified by the use of a Re-Entry Request following a Performance Lock. Your initial Segment Term Period will start on the 8th or 22nd day of the month, at which time your Purchase Payment plus any Holding Account interest will be allocated to the Segment Option(s) you have selected. Contracts which have been issued through the end of the Business Day prior to a scheduled Segment Start Date will participate in that Segment Start Date. Contracts which have been issued on or after a scheduled Segment Start Date will participate in the following Segment Start Date.

If the intended date for the Initial Segment Start Date is not a Business Day, the Index Price from the prior Business Day will be used. If the date for the Segment End Date is not a Business Day, the Index Price from the prior Business Day will be used. The Segment End Date for maturing Segments will coincide with the next Segment Start Date. Below are some examples showing the effect holidays and weekends have on selecting the Index Prices for the Segment Start Date and Segment End Date.

If Segment End Date is scheduled on a holiday:	Segment End Date Index Price will be from:	Next Segment Start Date Index Price will be from:
Wednesday, the 8th	Tuesday, the 7th	Tuesday, the 7th
If Segment End Date is scheduled on a weekend:	Segment End Date Index Price will be from:	Next Segment Start Date Index Price will be from:
Saturday, the 22nd	Friday, the 21st	Friday, the 21st

If initial Segment Date Date is scheduled on a holiday:	Initial Segment Start Date Index Price will be from:
Friday, the 22nd	Thursday, the 21st
If Initial Segment Start Date is scheduled on a weekend:	Initial Segment Start Date Index Price will be from:
Sunday, the 8th	Friday, the 6th

Contract Values
    Withdrawals from Contract Value will include any applicable Equity Adjustments, and may be subject to an Interest Adjustment and the deduction of any applicable Withdrawal Charge. The proceeds you receive from the Withdrawal in the form of a partial Withdrawal, a Required Minimum Distribution, a surrender of the Contract, or the payment of the Death Benefit will be calculated by applying the Equity Adjustment to the Base Contract Value to arrive at the Contract Value, as described below, and deducting any applicable Interest Adjustment and Withdrawal Charge from the Contract Value.

    We will calculate your Contract Value at the end of each Business Day and will publish the value on our customer portal (www.athene.com/MyAthene-login) on the following Business Day. We reserve the right to not publish the Contract Value for any reason we choose. You may determine the Contract Value as of the previous Business Day by calling our Administrative Office. The Contract Value is equal to the sum of the Segment Values. The Base Contract Value at any time is equal to the sum of the Base Segment Values.

Base Segment Value
The Base Segment Value for any Segment Option on the Initial Segment Start Date is the amount of the Purchase Payment and Holding Account interest allocated to the Segment Option. On any other day, your Base Segment Value for a Segment Option is equal to A + B + C - D - E, where:
A    is the Base Segment Value as of the previous day;
B    is the amount of Segment Credits that are credited to the Segment Option on this date;
C    is any amount transferred from your Contract’s other Segment Options to this Segment Option on this date;
D    is any amount transferred from this Segment Option to your Contract’s other Segment Options on this date; and
E    is any Proportional Withdrawals deducted from the Segment Option on this date.

Any Proportional Withdrawal from a Segment Option on this date will equal F x (G / H), where:
F    is any Withdrawal of Segment Value, which includes any applicable Equity Adjustment, from this Segment Option on this date;
G    is the Base Segment Value immediately prior to the Withdrawal for this Segment Option on this date; and
H    is the Segment Value immediately prior to the Withdrawal for this Segment Option on this date.

Index-Linked Segment Option Segment Credits will be applied only on a Segment End Date. Transfers to and from a Segment Option will occur only on a Segment End Date, except through the exercise of a Performance Lock and Re-Entry Request.

    Segment Credits applied to your Base Segment Value and any transfer requests will be reflected on your next account statement. You may determine the amount of any Segment Credit that has accrued to the Fixed Segment Option by calling our Administrative Office. Unless you have requested transfers, exercised a Performance Lock, or taken a Withdrawal, your Base Segment Value at the beginning of the new Segment Term Period will equal your Base Segment Value as of the Segment End Date after the application of the Segment Credit.

Segment Value
On any day, the Segment Value for an Index-Linked Segment Option is equal to the Base Segment Value on that date, plus any applicable Equity Adjustment. The Equity Adjustment is equal to zero on any Segment End Date. On any day, the Segment Value for the Fixed Segment Option is equal to the Base Segment Value.

For more information on how we calculate the Equity Adjustment, please see Section 8.

7. The Insurance Company and Investment Options

The Insurance Company
Athene Annuity & Life Assurance Company of New York is a life insurance company organized under the laws of New York. The statutory home office of the Company is 1 Blue Hill Plz Ste 1690, P.O. Box 1690, Pearl River, New York 10965. The telephone number of the Company is (800) 926-7599.

The Segment Options
The portion of a Purchase Payment allocated to an Index-Linked Segment Option is placed in the Separate Account, where it may be invested in debt securities and derivative instruments that hedge market risks associated with the Company’s contractual obligation to pay Segment Credits on the Segment End Date. Owners do not participate in the performance of assets held in the Separate Account and do not have any claim on such assets. The portion of a Purchase Payment allocated to the Fixed Segment Option is placed in the General Account, where it is invested in debt securities.

For a list of Index-Linked Segment Options and the Fixed Segment Option that are currently available, please see Appendix A: Investment Options Available Under the Contract.

The Buffer Rates offered on available Index-Linked Segment Options at issue are stated in your Contract Schedule. Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 10%, 20%, or 30%. All Index-Linked Segment Options are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 90% (with a 10% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 10%. For a list of all Buffer Rates available, please see Appendix A: Investment Options Available Under the Contract.

Buffer Rate	Lowest Potential Negative Segment Credit due to poor Reference Index performance
10%	-90%
20%	-80%
30%	-70%

The Performance Blend Buffer Segment Option and Dual Direction Buffer Segment Option are available only with a 6-year Segment Term Period. Performance Blend Buffer Segment Options and Dual Trigger Buffer Segment Options with a 6-year Segment Term Period are only available on the Initial Segment Start Date.

Fundamentals of the Point-to-Point Crediting Method
    The Point-to-Point Crediting Method is used on Point-to-Point Buffer Segment Options. A Segment Option using the Point-to-Point Crediting Method captures performance of the Reference Index from the Segment Start Date to the Segment End Date by measuring the percentage change in the value of the Reference Index between those dates (subject to the applicable Cap Rate and Participation Rate). The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Cap Rate and Participation Rate are established at the beginning of the Segment Term Period and do not change for the length of the Segment Term Period. For Segment Term Periods greater than one year, the Cap Rate and Participation Rate apply to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

    An Index-Linked Segment Option using the Point-to-Point Crediting Method will have the following crediting factors that determine the Segment Credit:
•Cap Rate - Maximum positive Index Change we will use in the calculation of the Segment Credit;
•Participation Rate - Percentage multiplied by a positive Index Change, after the Cap Rate is applied, to calculate the Segment Credit;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Base Segment Value. A negative Segment Credit will apply for any negative Index Change in excess of the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Base Segment Value on a Segment End Date. For the Point-to-Point Crediting Method, a negative Segment Credit will apply for any negative Index Change in excess of the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. The ongoing deduction of any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 99%. Please see the below examples for a demonstration of the mechanics of the Point-to-Point Crediting Method.

The following grid describes how the Cap Rate, Participation Rate, and Buffer Rate will impact the Segment Credit for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to the Cap Rate	Cap Rate multiplied by the Participation Rate
Index Change over the Segment Term Period is less than the Cap Rate but greater than zero	Index Change multiplied by the Participation Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate[1]	Zero
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate[1]	Index Change plus Buffer Rate
1    Buffer Rate is expressed as an Absolute (Positive) Amount

The following examples illustrate how we calculate and credit interest under the Point-to-Point Crediting Method assuming hypothetical index returns and hypothetical limits on index gains and losses. The examples assume no Withdrawals.

Example 2
For the four scenarios below, assume the following:
•Cap Rate = 15%
•Participation Rate = 105%
•Segment Term Period = 1-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	2,500	25%	15.75% (= 15% x 105%)
2	2,000	2,100	5%	5.25% (= 5% x 105%)
3	2,000	1,900	-5%	0%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Example 3
    For the four scenarios below, assume the following:
•Cap Rate = 100%
•Participation Rate = 120%
•Segment Term Period = 6-Year
•Buffer Rate = 20%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	4,500	125%	120% (= 100% x 120%)
2	2,000	2,100	5%	6% (= 5% x 120%)
3	2,000	1,900	-5%	0%
4	2,000	1,500	-25%	-5% (= -25% + 20%)

Fundamentals of the Performance Blend Crediting Method
    The Performance Blend Crediting Method is used on Performance Blend Buffer Segment Options (only available with a 6-year Segment Term Period). Performance Blend Buffer Segment Options with a 6-year Segment Term Period are only available on the Initial Segment Start Date.A Segment Option using the Performance Blend Crediting Method is determined based on Aggregate Index Change, as measured from the Segment Start Date to the Segment End Date, and the applicable Cap Rate, Participation Rate, and Buffer Rate. This Crediting Method calculates an Aggregate Index Change using three underlying Indices rather than an Index Change based on a single underlying Index.

Performance Blend Buffer Segment Options use a weighted average return of the S&P 500®, Russell 2000®, and MSCI EAFE Indices. The Index Change will be calculated for each of the three Indices on the Segment End Date. The return is then calculated by applying each Index Allocation Percentage (Allocation 1 (50%), Allocation 2 (30%), and Allocation 3 (20%)) to the Index Changes in order from highest to lowest, and adding the results together to produce the Aggregate Index Change. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Cap Rate and Participation Rate are established at the beginning of the Segment Term Period and do not change for the length of the Segment Term Period. The Cap Rate and Participation Rate apply to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

    An Index-Linked Segment Option using the Performance Blend Crediting Method will have the following crediting factors that determine the Segment Credit:
•Cap Rate - Maximum positive Aggregate Index Change we will use in the calculation of the Segment Credit;
•Participation Rate - Percentage multiplied by a positive Aggregate Index Change, after the Cap Rate is applied, to calculate the Segment Credit;
•Index Allocation Percentages - The percentages used to calculate the portion of Index Change from each Index that will be used in the Aggregate Index Change;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Aggregate Index Change the Company will absorb before applying a negative Segment Credit to your Base Segment Value. A negative Segment Credit will apply for any Aggregate Index Change in excess of the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Aggregate Index Change.

    The Buffer Rate establishes the amount of negative aggregate index performance that we will absorb before we apply a negative Segment Credit to the Base Segment Value on a Segment End Date. For the Performance Blend Crediting Method, a negative Segment Credit will apply for any negative Aggregate Index Change in excess of the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Aggregate Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. The ongoing deduction of any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Performance Blend Crediting Method.

The following grid describes how the Cap Rate, Participation Rate, and Buffer Rate will impact the Segment Credit for this particular Crediting Method, depending on aggregate index performance of the three underlying Indices:

Index Change	Segment Credit percentage (payoff profile)
Aggregate Index Change over the Segment Term Period is greater than or equal to the Cap Rate	Cap Rate multiplied by the Participation Rate
Aggregate Index Change over the Segment Term Period is less than the Cap Rate but greater than zero	Aggregate Index Change multiplied by the Participation Rate
Aggregate Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate[1]	Zero
Aggregate Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate[1]	Aggregate Index Change plus Buffer Rate
1    Buffer Rate is expressed as an Absolute (Positive) Amount

The following example illustrates how we calculate and credit interest under the Performance Blend Crediting Method assuming hypothetical index returns and hypothetical limits on index gains and losses. The example assumes no Withdrawals.

Example 4
    For the four Performance Blend Buffer Segment Option scenarios below, assume the following:
•Cap Rate = 60%
•Participation Rate = 130%
•Index Allocation Percentage 1 = 50%
•Index Allocation Percentage 2 = 30%
•Index Allocation Percentage 3 = 20%
•Segment Term Period = 6-Year
•Buffer Rate = 10%

	Index X		Index Y		Index Z
Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Price on Segment Start Date	Index Price on Segment End Date	Index Price on Segment Start Date	Index Price on Segment End Date	Aggregate Index Change	Segment Credit percentage
1	70	105	1,500	2,475	2,000	3,500	67%[1]	78% (=60% x 130%)[2]
2	70	77	1,500	1,575	2,000	1,850	5%	6.5% (= 5% x 130%)
3	70	65.8	1,500	1,372.5	2,000	1,940	-5%	0%
4	70	58.8	1,500	1,050	2,000	1,600	-20%	-10% (= -20% + 10%)
1    Index X had an individual Index Change of (105/70)-1 = 50%, Index Y had an individual Index Change of (2475/1500)-1 = 65%, and Index Z had an individual Index Change of (3500/2000)-1 = 75%. Therefore, Index Z was the best performing index and uses Index Allocation Percentage 1. Index Y was the second best performing index and uses Index Allocation Percentage 2. Index X was the third best performing index and uses Index Allocation Percentage 3. The Aggregate Index Change is equal to (75% x 50%) + (65% x 30%) + (50% x 20%) = 67%
2    Because the Aggregate Index Change is positive and above the Cap Rate, the Segment Credit percentage is equal to the Cap Rate times the Participation Rate.

Fundamentals of the Trigger Crediting Method
The Trigger Crediting Method is used on all Trigger Buffer Segment Options. A Segment Option using the Trigger Crediting Method credits the Trigger Rate if the percentage change in the value of the Reference Index from the Segment Start Date to the Segment End Date is greater than or equal to zero. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Trigger Rate is established at the beginning of the Segment Term Period and does not change for the length of the Segment Term Period. For Segment Term Periods greater than one year, the Trigger Rate applies to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

An Index-Linked Segment Option using the Trigger Crediting Method will have the following crediting factors that determine the Segment Credit:
•Trigger Rate - The positive rate used in the calculation of the Segment Credit if the Index Change is greater than or equal to zero;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Base Segment Value. A negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Base Segment Value on a Segment End Date. For the Trigger Crediting Method, a negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. The ongoing deduction of any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Trigger Crediting Method.

    The following grid describes how the Trigger Rate and Buffer Rate will impact the Segment Credit for the Trigger Buffer Segment Option for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to zero	Trigger Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate[1]	Zero
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate[1]	Index Change plus Buffer Rate
1    Buffer Rate is expressed as an Absolute (Positive) Amount

The following example illustrates how we calculate and credit interest under the Trigger Crediting Method assuming hypothetical index returns and hypothetical limits on index gains and losses. The example assumes no Withdrawals.

Example 5
For the four scenarios below, assume the following:
•Trigger Rate = 11%
•Segment Term Period = 1-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	2,500	25%	11%
2	2,000	2,100	5%	11%
3	2,000	1,900	-5%	0%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Fundamentals of the Dual Trigger Crediting Method
The Dual Trigger Crediting Method is used on all Dual Trigger Buffer Segment Options. Dual Trigger Buffer Segment Options with a 6-year Segment Term Period are only available on the Initial Segment Start Date. A Segment Option using the Dual Trigger Crediting Method credits the Trigger Rate if the percentage change in the value of the Reference Index from the Segment Start Date to the Segment End Date is positive, zero, or negative but fully offset by the Buffer Rate. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Trigger Rate is established at the beginning of the Segment Term Period and does not change for the length of the Segment Term Period. For Segment Term Periods greater than one year, the Trigger Rate applies to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

An Index-Linked Segment Option using the Dual Trigger Crediting Method will have the following crediting factors that determine the Segment Credit:
•Trigger Rate - The positive rate used in the calculation of the Segment Credit if the Index Change is greater than or equal to zero or negative but fully offset by the Buffer Rate;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Base Segment Value. A negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Base Segment Value on a Segment End Date. For the Dual Trigger Crediting Method, a negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. The ongoing deduction of any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Dual Trigger Crediting Method.

The following grid describes how the Trigger Rate and Buffer Rate will impact the Segment Credit for the Dual Trigger Segment Option for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to zero	Trigger Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate[1]	Trigger Rate
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate[1]	Index Change plus Buffer Rate
1    Buffer Rate is expressed as an Absolute (Positive) Amount

The following examples illustrate how we calculate and credit interest under the Dual Trigger Crediting Method assuming hypothetical index returns and hypothetical limits on index gains and losses. The examples assume no Withdrawals.

Example 6
For the four scenarios below, assume the following:
•Trigger Rate = 11%
•Segment Term Period = 1-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	2,500	25%	11%
2	2,000	2,100	5%	11%
3	2,000	1,900	-5%	11%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Example 7
    For the four scenarios below, assume the following:
•Trigger Rate = 50%
•Segment Term Period = 6-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	3,500	75%	50%
2	2,000	2,100	5%	50%
3	2,000	1,900	-5%	50%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Fundamentals of the Dual Direction Crediting Method
The Dual Direction Crediting Method is used on Dual Direction Buffer Segment Options (only available with a 6-year Segment Term Period). A Segment Option using the Dual Direction Crediting Method captures performance of the Reference Index from the Segment Start Date to the Segment End Date by measuring the percentage change in the value of the Reference Index between those dates (subject to the applicable Cap Rate, Participation Rate, and Downside Participation Rate). This Crediting Method provides for positive Segment Credits even when performance is negative but fully offset by the Buffer Rate. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Cap Rate, Participation Rate, and Downside Participation Rate are established at the beginning of the Segment Term Period and do not change for the length of the Segment Term Period. For Segment Term Periods greater than one year, the Cap Rate, Participation Rate, and Downside Participation Rate apply to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

    An Index-Linked Segment Option using the Dual Direction Crediting Method will have the following crediting factors that determine the Segment Credit:
•Cap Rate - Maximum positive Index Change we will use in the calculation of the Segment Credit;
•Participation Rate - Percentage multiplied by a positive Index Change, after the Cap Rate is applied, to calculate the Segment Credit;
•Downside Participation Rate - Percentage multiplied by the absolute value of the Index Change, if the Index Change is negative but fully offset by the Buffer Rate, to calculate the Segment Credit;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Base Segment Value. A negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Base Segment Value on a Segment End Date. For the Dual Direction Crediting Method, a negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. The ongoing deduction of any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Dual Direction Crediting Method.

    The following grid describes how the Cap Rate, Participation Rate, Downside Participation Rate, and Buffer Rate will impact the Segment Credit for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to the Cap Rate	Cap Rate multiplied by the Participation Rate
Index Change over the Segment Term Period is less than the Cap Rate but greater than zero	Index Change multiplied by the Participation Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate[1]	Absolute value of the Index Change multiplied by the Downside Participation Rate
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate[1]	Index Change plus Buffer Rate
1    Buffer Rate is expressed as an Absolute (Positive) Amount

The following example illustrates how we calculate and credit interest under the Dual Direction Crediting Method assuming hypothetical index returns and hypothetical limits on index gains and losses. The example assumes no Withdrawals.

Example 8
    For the four scenarios below, assume the following:
•Cap Rate = 125%
•Participation Rate = 105%
•Downside Participation Rate = Participation Rate
•Segment Term Period = 6-Year
•Buffer Rate = 20%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	4,600	130%	131.25% (= 125% x 105%)
2	2,000	2,100	5%	5.25% (= 5% x 105%)
3	2,000	1,900	-5%	5.25% (=|-5| x 105%)
4	2,000	1,500	-25%	-5% (= -25% + 20%)

Fundamentals of the Fixed Crediting Method
    The Fixed Crediting Method is used on the Fixed Segment Option. This Crediting Method guarantees the rate of interest that will be credited to the Base Segment Value daily within each Segment Term Period. The Annual Interest Rate is applied in a compounding fashion, based on a 365-day year. The Segment Credit to the Fixed Segment Option cannot be negative. The Fixed Segment Option will have the following Crediting Factors that determine the Segment Credit:
•Segment Term Period - Period of time over which the declared Annual Interest Rate is applicable; and
•Annual Interest Rate - Annualized rate of interest that will be credited daily to the Fixed Segment Option.

Because the Fixed Segment Option does not have risk of poor investment performance and provides minimum values after the application of the Interest Adjustment that comply with Standard Nonforfeiture Law NYSIL § 4223 for Individual Deferred Annuities, it is not registered under the Securities Act of 1933 or the Investment Company Act of 1940. Disclosures describing the Fixed Segment Option are subject to certain generally applicable provisions of the Federal securities laws regarding the accuracy and completeness of disclosure.

If amounts are withdrawn from the Fixed Segment Option during the first six years of the Contract, we will apply an Interest Adjustment to any portion of a Withdrawal that is subject to a Withdrawal Charge, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. This may result in a significant reduction to the net proceeds you receive from the Withdrawal. Withdrawal Charges, taxes, and tax penalties may also apply.

The following example illustrates how we calculate and credit interest under the Fixed Crediting Method assuming a hypothetical Annual Interest Rate. The example assumes no Withdrawals.

Example 9
    Assume the Annual Interest Rate for a 1-year Segment Term Period is 2%.
•The Base Segment Value on the Segment Start Date = $100,000; and
•The Base Segment Value halfway through the Segment Term Period = $100,000 x (1 + 0.02) ^ 0.5 = $100,995.05.

•The Base Segment Value at the end of the Segment Term Period = $100,000 x (1 + 0.02) ^1 = $102,000.00.

Cap Rate
    The Cap Rate establishes the maximum positive Index Change or Aggregate Index Change used to calculate Segment Credits for Index-Linked Segment Options before the Participation Rate is applied. The initial Cap Rate is guaranteed for the first Segment Term Period only. New Cap Rates will become effective on each Segment Start Date. The Cap Rate will always be at least 4% on any Segment Option we establish under the Contract. Specifically, we guarantee that the minimum Cap Rate for each Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Option will never be less than the values stated in the table below for each combination of Segment Term Period and Buffer Rate.

Term	Buffer Rate	Minimum Cap Rate
1-Year	20%	4.00%
	10%	5.00%
2-Year	20%	8.00%
	10%	10.00%
6-Year	30%	18.00%
	20%	24.00%
	10%	30.00%

For the initial Segment Term Period, we will determine the Cap Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term Period. The initial Segment Term Period Cap Rates are shown on the Contract Schedule. The Company will determine Cap Rates for Segment Options on new Contracts at our discretion, and publish them on our website, www.athene.com/products/rila/amplify3.

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Cap Rate for each available Segment Option for the new Segment Term Period. The Cap Rate for a new Segment Term Period may be higher, lower or equal to the Cap Rate for the current Segment Term Period, but will not be less than the minimum Cap Rate. If the new Cap Rate is lower than your current Cap Rate, it will reduce your opportunity to receive a positive Segment Credit. You risk the possibility that the Cap Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Cap Rate or transferring your Base Segment Value to another available Segment Option. If the new Cap Rate is less than you find acceptable, you must give us Notice of any transfer request no later than two Business Days prior to your next Segment End Date. You may also request a Withdrawal of the Segment Value, which includes any applicable Equity Adjustment, and may be subject to any applicable Interest Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a transfer request, and do not withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Cap Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not submit a Re-Entry Request or provide transfer instructions, in most circumstances your Base Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock and Re-Entry” section for additional details. All else equal, a higher Buffer Rate leads to a lower Cap Rate.

Participation Rate
    The Participation Rate is a percentage that is multiplied by any positive Index Change or Aggregate Index Change after the application of the Cap Rate, to calculate the Segment Credit for Index-Linked Segment Options. If the Participation Rate is higher than 100%, this may result in a Segment Credit that exceeds the Cap Rate. The Participation Rate is never applied to a negative Index Change. The initial Participation Rate is guaranteed for the first Segment Term Period only. A new Participation Rate will become effective on each Segment Start Date. The Participation Rate will always be at least 100% on any Segment Option we establish under the Contract.

    For the initial Segment Term Period, we will determine the Participation Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term Period. The initial Segment Term Period Participation Rates are shown on the Contract Schedule. The Company will determine Participation Rates for Segment Options on new Contracts at our discretion, and publish them on our website, www.athene.com/products/rila/amplify3.

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Participation Rate for each available Segment Option for the new Segment Term Period. The Participation Rate for a new Segment Term Period may be higher, lower or equal to the Participation Rate for the current Segment Term Period, but will not be less than the minimum Participation Rate of 100%. If the new Participation Rate is lower than your current Participation Rate, it will reduce your opportunity to receive a positive Segment Credit. You risk the possibility that the Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Participation Rate or transferring your Base Segment Value to another available Segment Option. If the new Participation Rate is less than you find acceptable, you must give us Notice of your requested transfer no later than two Business Days prior to your Segment End Date. You may also request a Withdrawal of the Segment Value, which includes any applicable Equity Adjustment, and may be subject to any applicable Interest Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a transfer request, and do not withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Participation Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not submit a Re-Entry Request or provide transfer instructions, in most circumstances your Base Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock and Re-Entry” section for additional details.

Downside Participation Rate
    The Downside Participation Rate is a percentage used in Dual Direction Buffer Segment Options that is multiplied by the absolute value of the Index Change if the Index Change is negative but fully offset by the Buffer Rate, to calculate the Segment Credit. The initial Downside Participation Rate is guaranteed for the first Segment Term Period only. A new Downside Participation Rate will become effective on each Segment Start Date. The Downside Participation Rate will always be at least 100% on any Segment Option we establish under the Contract.

    For the initial Segment Term Period, we will determine the Downside Participation Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term Period. The initial Segment Term Period Downside Participation Rates are shown on the Contract Schedule. The Company will determine Downside Participation Rates for Segment Options on new Contracts at our discretion, and publish them on our website, www.athene.com/products/rila/amplify3.

At least fifteen calendar days before each Segment End Date, we will Notify you of the Downside Participation Rate for each available Dual Direction Buffer Segment Option for the new Segment Term Period. The Downside Participation Rate for a new Segment Term Period may be higher, lower or equal to the Downside Participation Rate for the current Segment Term Period, but will not be less than the minimum Downside Participation Rate of 100%. If the new Downside Participation Rate is lower than your current Downside Participation Rate, it will reduce your opportunity to receive a positive Segment Credit. You risk the possibility that the Downside Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Downside Participation Rate or transferring your Base Segment Value to another available Segment Option. If the new Downside Participation Rate is less than you find acceptable, you must give us Notice of your requested transfer no later than two Business Days prior to your Segment End Date. You may also request a Withdrawal of the Segment Value, which includes any applicable Equity Adjustment, and may be subject to any applicable Interest Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a transfer request, and do not withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Downside Participation Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not submit a Re-Entry Request or provide transfer instructions, in most circumstances your Base Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock and Re-Entry” section for additional details.

Trigger Rate
The Trigger Rate establishes the positive rate to be used in the calculation of the Segment Credit for Trigger Buffer Segment Options and Dual Trigger Buffer Segment Options if the Index Change is greater than or equal to a threshold specified by the Crediting Method used by that Segment Option. The initial Trigger Rate is guaranteed for the first Segment Term Period only. New Trigger Rates will become effective on each Segment Start Date. The Trigger Rate will always be at least 5% on any Segment Option we establish under the Contract. Specifically, we guarantee that the minimum Trigger Rate for each Trigger Buffer and Dual Trigger Buffer Segment Option will never be less than the values stated in the table below for each Segment Term Period and Buffer Rate.

Term	Buffer Rate	Minimum Trigger Rate
Trigger Buffer Segment Options
1-Year	10%	5.00%
Dual Trigger Buffer Segment Options
1-Year	10%	5.00%
6-Year	30%	18.00%
	20%	24.00%
	10%	30.00%

For the initial Segment Term Period, we will determine the Trigger Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term Period. The initial Segment Term Period Trigger Rates are shown on the Contract Schedule. The Company will determine Trigger Rates for Segment Options on new Contracts at our discretion, and publish them on our website, www.athene.com/products/rila/amplify3.

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Trigger Rate for each available Segment Option for the new Segment Term Period. The Trigger Rate for a new Segment Term Period may be higher, lower or equal to the Trigger Rate for the current Segment Term Period, but will not be less than the minimum Trigger Rate. You risk the possibility that the Trigger Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Trigger Rate or transferring your Base Segment Value to another available Segment Option. If the new Trigger Rate is less than you find acceptable, you must give us Notice of any transfer request no later than two Business Days prior to your next Segment End Date. You may also request a Withdrawal of the Segment Value, which includes any applicable Equity Adjustment, and may be subject to any applicable Interest Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a transfer request, and do not withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Trigger Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not submit a Re-Entry Request or provide transfer instructions, in most circumstances your Base Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock and Re-Entry” section for additional details.

Annual Interest Rate
    The Annual Interest Rate is used in the calculation of Segment Credits for the Fixed Segment Option. It is the rate of interest that is credited to the Base Segment Value over the Segment Term Period. For the initial Segment Term Period, we will determine the Annual Interest Rate for the Fixed Segment Option based on the rate in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rate in effect on the Contract Date for the initial Segment Term Period. The initial Annual Interest Rate is guaranteed for the first Segment Term Period only and is shown on the Contract Schedule. A new Annual Interest Rate will become effective on each Segment Start Date. The initial Annual Interest Rate and any renewal Annual Interest Rate for the Fixed Segment Option within the Withdrawal Charge Period will not be less than the Initial Minimum Guaranteed Interest Rate shown on your Contract Schedule.

The Initial Minimum Guaranteed Interest Rate is guaranteed until the first Fixed Segment Start Date after the Withdrawal Charge Period. After the Withdrawal Charge Period, the renewal Annual Interest Rate we declare will not be less than the Minimum Guaranteed Interest Rate, which will be calculated in compliance with the Standard Nonforfeiture Law NYSIL § 4223 for Individual Deferred Annuities and redetermined on each Fixed Segment Start Date.

The Minimum Guaranteed Interest Rate, as redetermined on each Fixed Segment Start Date after the Withdrawal Charge Period, will be equal to A – B, but will not be less than 1.00% or greater than 3.00%, where:
A     is the average of all the daily reported five-year Constant Maturity Treasury Rates during the first month of the calendar quarter prior to the applicable Segment Start Date rounded to the nearest 1/20th of one percent (5 basis points); and
B     is 125 basis points.

The Company will determine the Annual Interest Rate for the Fixed Segment Option on new Contracts at our discretion, and publish it on our website, www.athene.com/products/rila/amplify3.

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Annual Interest Rate for each available Fixed Segment Option for the new Segment Term Period. The Annual Interest Rate for a new Segment Term Period may be higher, lower, or equal to the Annual Interest Rate for the current Segment Term Period, but will never be less than the minimum Annual Interest Rate. You risk the possibility that the Annual Interest Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Annual Interest Rate, transferring your Base Segment Value to another available Segment Option, or withdrawing the Segment Value. Withdrawals will be subject to any applicable Interest Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If the new Annual Interest Rate is less than you find acceptable, you must give us Notice of a transfer request no later than two Business Days prior to your Segment End Date. If you do not inform us that you want to transfer your Base Segment Value to another Segment Option or withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Annual Interest Rate, for the next Segment Term Period.

About The Indices
The bar charts shown below provide each Reference Index’s annual returns for the last ten calendar years (or for the life of the Reference Index if less than ten years), as well as the index returns after applying a hypothetical 5% Cap Rate and a hypothetical 10% Buffer Rate. These charts illustrate the variability of the returns from year to year and show how hypothetical limits on Index gains and losses may affect these returns. Past performance is not an indication of future performance.

The performance below is NOT the performance of any Indexed-Linked Segment Option. Your performance under the Contract will differ, perhaps significantly. The performance below may reflect a different return calculation, time period, and limit on index gains and losses than the Index-Linked Segment Options, and does not reflect Contract fees and charges, including Withdrawal Charges, any negative Interest Adjustments, and any negative Equity Adjustments, which reduce performance.

S&P 500® Price Return Index
The S&P 500® Price Return Index (ticker symbol: SPX) was established by Standard & Poor’s. The S&P 500® Price Return Index includes five hundred leading companies in leading industries of the US economy, capturing 75% coverage of U.S. Equities. The S&P 500® Price Return Index does not include dividends declared by any of the companies included in this Reference Index. For the applicable index disclosure, please see Appendix E - Index Disclosures.

S&P 500® Price Return Index¹
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
ANNUAL RETURN
9.54%
5.00%
19.42%
5.00%
0.00%
-6.24%
28.88%
5.00%
16.26%
5.00%
26.89%
5.00%
-19.44%
-9.44%
24.23%
5.00%
23.31%
5.00%
16.39%
5.00%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
YEAR
SPX YoY Return
SPX YoY Return with 5% Cap and 10% Buffer

1    This Reference Index is a price return Index, not a total return Index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

Russell 2000® Price Return Index
The Russell 2000® Price Return Index (ticker symbol: RTY) was established by Russell Investments. The Russell 2000® Price Return Index measures the performance of the small-cap segment of the US equity universe. The Russell 2000® Price Return Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that Index. It includes approximately two thousand of the smallest securities based on a combination of their market cap and current Index membership. The Russell 2000® Price Return Index does not include dividends declared by any of the companies included in this Reference Index. For the applicable index disclosure, please see Appendix E - Index Disclosures.

Russell 2000® Price Return Index¹
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
-25.00%
ANNUAL RETURN
19.48%
5.00%
13.14%
5.00%
-12.18%
-2.18%
23.72%
5.00%
18.36%
5.00%
13.70%
5.00%
-21.56%
-11.56%
15.09%
5.00%
10.02%
5.00%
11.29%
5.00%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
YEAR
RTY YoY Return
RTY YoY Return with 5% Cap and 10% Buffer

1    This Reference Index is a price return Index, not a total return Index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

MSCI EAFE Price Return Index
The MSCI EAFE Price Return Index (ticker symbol: MXEA) is a free float-adjusted market capitalization Index that is designed to measure the equity performance of developed markets, excluding the US and Canada. As of the date of this prospectus, the MSCI EAFE consists of securities from the following twenty-one developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Price Return Index does not include dividends declared by any of the companies included in this Reference Index. For the applicable index disclosure, please see Appendix E - Index Disclosures.

MSCI EAFE Price Return Index¹
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
ANNUAL RETURN
-1.88%
0.00%
21.78%
5.00%
-16.14%
-6.14%
18.44%
5.00%
5.43%
5.00%
8.78%
5.00%
-16.79%
-6.79%
15.03%
5.00%
1.15%
1.15%
27.89%
5.00%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
YEAR
MXEA YoY Return
MXEA YoY Return with 5% Cap and 10% Buffer

1    This Reference Index is a price return Index, not a total return Index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

Nasdaq-100® Price Return Index
The Nasdaq-100® Price Return Index (ticker symbol: NDX) includes one hundred of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market based on market capitalization. The Nasdaq-100® Price Return Index does not include dividends declared by any of the companies included in this Reference Index. For the applicable index disclosure, please see Appendix E - Index Disclosures.

Nasdaq-100® Price Return Index[1]
ANNUAL RETURN
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
YEAR
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
5.89%
5.00%
31.52%
5.00%
-1.04%
0.00%
37.96%
5.00%
47.58%
5.00%
26.63%
5.00%
-32.97%
-22.97%
53.81%
5.00%
24.88%
5.00%
20.17%
5.00%
NDX YoY Return
NDX YoY Return with 5% Cap and 10% Buffer

1    This Reference Index is a price return Index, not a total return Index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

Segment Term Period
    The Segment Term Period for each Segment Option will be shown on the Contract Schedule. Segment Term Periods are one, two, or six years. Details on modified Segment Term Periods resulting from a Performance Lock and Re-Entry Request are described in the "Performance Lock and Re-Entry" section. Upon expiration of each Segment Option, the Base Segment Value will be reallocated to the same Segment Option, subject to a new applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and/or Annual Interest Rate. If the expiring Segment Option is no longer available, the Base Segment Value will be transferred to the Fixed Segment Option. Performance Blend Buffer Segment Options and Dual Trigger Buffer Segment Options with a 6-year Segment Term Period are only available on the Initial Segment Start Date. Please see the “Setting Your Segment Start Date and Segment End Date” section for further details.

Setting the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates
    The Company retains the right to change the current Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and Annual Interest Rate for each applicable Segment Option for each new Segment Term Period at its discretion, subject to the minimum Cap Rate, minimum Participation Rate, minimum Downside Participation Rate, minimum Trigger Rate, and minimum Annual Interest Rate for each Segment Option, where

"minimum" denotes the applicable minimum inside or outside the Withdrawal Charge Period. The Company considers a number of factors when determining whether to make such a change, including, but not limited to, the following:
•Changes in derivative, equity, and/or fixed income instrument valuations;
•Increases in hedging costs that have an impact on the Company’s ability to offer the Contract;
•Derivative market changes that impact availability and structure of derivative instruments used to hedge market risk associated with the reference Indices;
•Increases in fixed income instrument defaults expected by the Company;
•Changes in Company and/or Contract cost structure due to regulatory or other business management concerns; and
•Changes in our actuarial assumptions due to changes in expected experience.

    We manage the market risk associated with our obligation to provide Segment Credits for Index-Linked Segment Options in part by trading call and put options and other derivative instruments on the available Indices. The costs of the call and put options and other derivative instruments vary based on market conditions, and we may adjust future Cap Rates, Participation Rates, Downside Participation Rates, and Trigger Rates based on these changes. You bear the risk that we may reduce the Cap Rate, Participation Rates, Downside Participation Rates, and Trigger Rates for future Segment Term Periods, which will reduce the amount of positive Segment Credits that you may receive. We determine the applicable Cap Rates, Participation Rates, Downside Participation Rates, and Trigger Rates for each Segment Option at our sole discretion. Rates offered on Segment Option renewals may be different from those offered to new investors.

    We also consider various factors in determining the Buffer Rates at the time we issue the Contract, including available investment returns, the cost of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends, and competitive factors. We determine the Buffer Rates at our sole discretion.

For each Index-Linked Segment Option available for investment, the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates we are currently offering on new Segment Term Periods for new or previously issued Contracts are available at the following website: www.athene.com/products/rila/amplify3. The rates posted on the website are incorporated by reference into this prospectus.

When choosing among offered Segment Options, consider which term lengths, limits on index gains, and limits on index losses may be appropriate for you based on your risk tolerance, liquidity needs, investment horizon, and financial goals. Consider that an Index-Linked Segment Option with a higher Buffer Rate will tend to have a lower Cap Rate, Participation Rate, Downside Participation Rate, or Trigger Rate, as applicable, compared to a Segment Option with a lower Buffer Rate for the same Reference Index and Segment Term Period. This is because of the additional downside protection offered by the higher Buffer Rate.

Transfers Between Segment Options by Request
    At least fifteen calendar days prior to the Segment End Date, we will Notify you of the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates applicable to available Segment Options for the next Segment Term Period. Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates offered at renewal may be different from the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates offered to new investors. If you want to transfer Base Segment Value to one or more Segment Options, you must Notify us at least two Business Days prior to the next Segment End Date. Except for transfers after the exercise of a Performance Lock (due to us receiving transfer instructions for the next Segment Anniversary or a valid Re-Entry Request), transfers of Base Contract Value will only occur at the end of a Segment Term Period. If you do not exercise a Performance Lock and you do not provide us Notice requesting a transfer or withdraw Base Segment Value on the Segment End Date, your Base Segment Value will remain in the same Segment Option(s), subject to the new Cap Rates, Participation Rates,

Downside Participation Rates, Trigger Rates, and Annual Interest Rates, as applicable. If you exercise a Performance Lock and do not submit a Re-Entry Request or provide transfer instructions, transfers between Segment Options at the next Segment Anniversary will function according to the provisions described under the “Performance Lock and Re-Entry” section. Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates for the new Segment Term Period will not change from the date you receive the renewal letter to the next Segment Start Date.

For any transfer request we receive where the amount to be transferred represents a percentage of a known or unknown value, we will use our best efforts to determine the amount that must be transferred from each Segment Option in order to satisfy the intent of the request.

    If you do not request a transfer of the Base Segment Value of an expiring Segment Option, exercise a Performance Lock, or withdraw the Segment Value, we will allocate the Base Segment Value to the same Segment Option, subject to a new applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and/or Annual Interest Rate. If the expiring Segment Option is no longer available, the Base Segment Value will be transferred to the Fixed Segment Option, unless you instruct otherwise. For example, if you were allocated to the 2-year Point-to-Point Segment Option with a Buffer Rate of 10% and MSCI EAFE as the Reference Index, your Base Segment Value would be automatically transferred on the Segment End Date to another 2-year Point-to-Point Segment Option with a Buffer Rate of 10% and MSCI EAFE as the Reference Index (if available), unless you instruct otherwise. If that same Segment Option is not available, we will allocate the Base Segment Value to the Fixed Segment Option, unless you instruct otherwise. Performance Blend Buffer Segment Options and Dual Trigger Buffer Segment Options with a 6-year Segment Term Period are only available on the Initial Segment Start Date.

Discontinuation or Substitution of an Index
There is no guarantee that a Reference Index will be available for the entire term of your Contract.

    We have the right to discontinue or substitute an existing Reference Index for a comparable Reference Index if:
•the Reference Index is discontinued, or
•there is a substantial change in the calculation of the Reference Index.

    If any of these conditions occur, we will either discontinue the Reference Index or substitute a comparable Reference Index. In either case, we will provide you and any assignee with at least 30 days’ prior notice of the change. Any substitute Reference Index will be submitted for prior approval to the New York Department of Financial Services.

If we provide a substitute Reference Index, we will attempt to choose a new Reference Index that has a similar investment objective and risk profile to the original Reference Index. The selection criteria for a suitable alternative Reference Index include the following:
•There is a sufficiently large market in exchange traded and/or over-the-counter options, futures, and similar derivative instruments based on the Reference Index to allow the Company to hedge Segment Credits;
•The Reference Index is recognized as a broad-based Index for the relevant market; and
•The publisher of the Reference Index allows the Company to use the Reference Index in the Contract and other materials for a reasonable fee.

Any change in Reference Index may affect the Segment Credit you earn. If we discontinue any Reference Index during a Segment Term Period and provide a similar Reference Index, Segment Credits will be determined as follows:
•multiplying (1 + the percentage change in the Index Price of the original Reference Index from the Segment Start Date until the date of the substitution) by (1 + the percentage change in the Index Price of the substituted Reference Index from the date of the substitution until the Segment End Date);
•subtracting one from the result, and then
•applying any applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and Buffer Rate.

The resulting Segment Credit will be added to your Base Segment Value on the scheduled Segment End Date. The substituted Reference Index will be incorporated in the Performance Blend Buffer Segment Option, if applicable.

    If we provide a substitute Reference Index, we will attempt to choose a new Reference Index that has a similar investment objective and risk profile to the original Reference Index, but there is a risk that the performance of the new Reference Index may not be as good as the performance of the original Reference Index. As a result, funds allocated to the substituted Reference Index may earn a return that is lower than the return they would have earned if the Reference Index were not substituted.

    If we discontinue any Reference Index during a Segment Term Period and we do not substitute a similar Reference Index, Segment Credits will be determined as follows:
•We will calculate the Segment Credit as of the date the Reference Index is discontinued. The Segment Credit will be based on (i) the percentage change of the Index Price from the Segment Start Date to the date of discontinuation, and (ii) any applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and Buffer Rate. This calculation will also apply to any Performance Blend Buffer Segment Option if any of its three Indices is affected.
•The resulting Segment Credit will be added to your Base Segment Value on the scheduled Segment End Date, which will be later than the date when the Reference Index is discontinued unless the Reference Index is discontinued on the Segment End Date. If a Reference Index is discontinued and we do not provide a substitute Reference Index, funds allocated to the discontinued Reference Index will not participate in any index performance from the discontinuation until the Segment End Date, and the Company will not have any exposure to index performance during this period.

The Segment Term Period and all applicable rates for the affected Segment Option, including the Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, Buffer Rate, and Index Allocation Percentages (for the Performance Blend Buffer Segment Option) will not change due to the substitution of a Reference Index during the Segment Term Period. As described in “The Segment Options” section, we may change the Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, Buffer Rate, and Index Allocation Percentages for any subsequent Segment Term Period, which would be communicated to you in advance.

    If we discontinue any Reference Index during a Segment Term Period and we do not provide a substitute Reference Index, the Base Segment Value will be automatically transferred to the Fixed Segment Option on the scheduled Segment End Date. Alternatively, you may elect to have the Base Segment Value transferred to one or more of the available Segment Options on the scheduled Segment End Date by providing us Notice no later than two Business Days prior to your scheduled Segment End Date.

    If we discontinue any Reference Index during a Segment Term Period and we provide a substitute Reference Index, the Base Segment Value will remain in the Segment Option with the substituted Reference Index on the Segment End Date unless you provide Notice of your election to transfer the Base Segment Value to a different Segment Option.

    You will have no right to reject the substitution of a Reference Index. If you are not satisfied with the available Reference Index options following a discontinued or substituted Reference Index, you may take a partial Withdrawal or surrender the Contract, which includes any applicable Equity Adjustments, and may be subject to any applicable Withdrawal Charges and Interest Adjustments. Transfers from the affected Segment Option to other available Segment Options on the Contract are not permitted until the scheduled Segment End Date, except for transfers due to the exercise of a Performance Lock and subsequent submission of transfer instructions for the next Segment Anniversary or a valid Re-Entry Request.

Addition, Discontinuation, or Suspension of a Segment Option
    We may add, discontinue, or temporarily suspend any Index-Linked Segment Option at our discretion. If a change is made to an Index-Linked Segment Option, we will notify you of the change. This change will take effect as of the affected Segment Option’s Segment End Date. If you have Base Segment Value in a Segment Option that is discontinued or suspended, the Base Segment Value will remain in that Segment Option until its Segment End Date. After that, the Segment Option will no longer be available. If a Segment Option is no longer available, the Base Segment Value in that option will be automatically transferred to the Fixed Segment Option on the Segment End Date, unless you elect to transfer the Base Segment Value to one or more available Segment Options in accordance with the Base Segment Value Transfers provision of the Contract. At least one Index-Linked Segment Option will always be available.

8. Charges and Adjustments
You will pay the following fees and charges when purchasing, owning, and taking Withdrawals from the Contract. The deduction of fees and charges, and any applicable Equity Adjustments or Interest Adjustments, may reduce the Cash Surrender Value below your Purchase Payment and previously credited Segment Credits, or below the protection provided by the Buffer Rate. An Equity Adjustment will be included on Withdrawals from an Index-Linked Segment Option on any date other than a Segment End Date. An Interest Adjustment will apply if you take a Withdrawal that is subject to a Withdrawal Charge at any time during the first six Contract Years, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. Any resulting losses of principal and previously credited Segment Credits may be significant. It is possible to lose your entire investment.

Withdrawal Charges
    If during the first six Contract Years you surrender your Contract or make a partial Withdrawal from your Contract in excess of the Free Withdrawal amount, we will assess a Withdrawal Charge. The Withdrawal Charge offsets promotion and distribution expenses and investment risks born by the Company.

    The amount of the Withdrawal Charge depends on the length of time you have owned your Contract and the amount you withdraw. The Contract provides a Free Withdrawal privilege that allows you to withdraw 10% of your Contract Value as of the previous Segment Anniversary without incurring a Withdrawal Charge. The Free Withdrawal amount will include any applicable Equity Adjustments included in the Contract Value on the previous Segment Anniversary.

Contract Year	1	2	3	4	5	6	7+
Withdrawal Charge Rate	8%	8%	7%	6%	5%	4%	0%

    Please see the “Surrenders and Withdrawals” section or Appendix B (“Cash Surrender Value Examples Under Different Equity and Interest Adjustment Scenarios”) for examples of how Withdrawal Charges may be calculated.

For purposes of calculating the Withdrawal Charge, we treat the Contract Year in which we receive your Purchase Payment as “Contract Year 1”.

    We will deduct the Withdrawal Charge as a percentage of the Contract Value being withdrawn, excluding the Free Withdrawal amount, as applicable. The Withdrawal Charge will be calculated as the Contract Value associated with the Withdrawal, which includes any applicable Equity Adjustments, less any remaining Free Withdrawal Amount, multiplied by the applicable Withdrawal Charge Rate. Any applicable Interest Adjustment will apply and may increase or decrease the amount paid to the Owner upon Withdrawal or surrender.

    On surrender, you will receive the Contract Value, which include any applicable Equity Adjustments, reduced by any applicable Withdrawal Charges. Free Withdrawal amounts will apply to surrenders, and a Withdrawal Charge will not apply to the Free Withdrawal amount.

    We will not assess the Withdrawal Charge on:
•Free Withdrawal amounts;
•Death Benefit proceeds;
•Partial Withdrawals taken as Required Minimum Distributions under the Internal Revenue Code (see the “Required Minimum Distribution” section);
•Withdrawals taken after the sixth Contract Year;
•A qualifying Withdrawal under the Confinement Waiver (see the “Confinement Waiver” section);
•A qualifying Withdrawal under the Terminal Illness Waiver (see the “Terminal Illness Waiver” section);
•The application of the Contract Value to a Settlement Option; or
•Payments during the Annuity Phase.

    During the Accumulation Phase, you are entitled to a Free Withdrawal amount each year. We also reserve the right to waive the Withdrawal Charge in certain circumstances. For information on Free Withdrawal amounts and Withdrawal Charge waivers, see the “Benefits Available Under the Contract” section. Any Free Withdrawal amount not used in a year may not be carried forward to a future year.

Withdrawals or surrenders may be subject to income tax and to an additional 10% federal tax penalty if made before the Owner is age 59½.

Contract Adjustments
    Any Withdrawal (a partial Withdrawal, a Required Minimum Distribution, a surrender of your Contract, payment of a Death Benefit, or the application of Contract Value to a Settlement Option) will include an Equity Adjustment and may be subject to an Interest Adjustment. An Equity Adjustment will be included on Withdrawals from an Index-Linked Segment Option on any date other than a Segment End Date. An Interest Adjustment will apply if you take a Withdrawal on which a Withdrawal Charge applies at any time during the first six Contract Years, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account, and may increase or decrease your Withdrawal proceeds. See the “Segment Value” section for additional information about how Contract Values are calculated.

The purpose of the Equity Adjustment and Interest Adjustment calculations is to approximate changes in the market value of debt securities and derivative instruments supporting your Contract, which we sell to fund the Withdrawal. The Equity Adjustment, which may be positive or negative, is designed to approximate the changes in the value of derivative instruments that hedge market risks associated with our contractual obligation to apply Segment Credits to Index-Linked Segment Options on the Segment End Date. The Interest Adjustment, which also may be positive or negative, is designed to approximate changes in the value of debt instruments based on changes in market interest rates and credit spreads.

The Withdrawal proceeds you receive will reflect positive or negative adjustments assessed by way of any applicable Interest Adjustment as well as the deduction of any applicable Withdrawal Charge. Even if Segment Credits are positive, the deduction of fees and charges, including Withdrawal Charges, and any applicable Equity Adjustments or Interest Adjustments, may reduce your Cash Surrender Value below your Purchase Payment and previously credited Segment Credits, or below the protection provided by the Buffer Rate. The maximum potential loss due to Equity Adjustment and Interest Adjustment (as a percentage of Base Contract Value withdrawn from an Index-Linked Segment Option) is 100%.

We will calculate your Contract Value at the end of each Business Day and will publish the value on our customer portal (www.athene.com/MyAthene-login) on the following Business Day. We reserve the right to not publish the Contract Value for any reason we choose. You may also determine the Contract Value as of the previous Business Day by calling our Administrative Office. As the Contract Value is calculated at the end of the Business Day and values fluctuate daily, this means you won't be able to determine the Contract Value for the day in advance of any transactions you request that are impacted by it. Therefore, any portion of the Contract Value you capture may be higher or lower than it was at the point in time you requested your transaction.

For examples of how we calculate the Equity Adjustment and Interest Adjustment, please see Appendix B (“Cash Surrender Value Examples Under Different Equity and Interest Adjustment Scenarios”).

Equity Adjustment
The Equity Adjustment is a positive or negative adjustment designed to approximate the change in market value of the derivative instruments that hedge risks associated with our obligation to apply Segment Credits to Index-Linked Segment Options. While the performance of the Reference Index factors into the calculation of the Equity Adjustment, the Equity Adjustment does not equal the performance of the Reference Index. The Equity Adjustment may be negative even when the value of the Reference Index has increased or has declined less than the Buffer Rate for an Index-Linked Segment Option. It does not relate to any particular derivative instrument(s) supporting the Contract. The Equity Adjustment Factor represents the difference in the value of the hypothetical derivatives on a given date before the Segment End Date and on the Segment Start Date, adjusted for the number of days elapsed in the Segment Term Period.

The adjustment accounts for the applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, Index Allocation Percentages, and Buffer Rate by using an appropriate pricing approach to track the value of a hypothetical set of derivatives on days other than a Segment End Date. For all Segment Options, the Black-Scholes pricing model will be used. The inputs used in both option valuation methods, including implied volatilities, risk-free rates, index dividend yields, forward prices, and any other market parameters are consistent with observable market prices of derivative assets, whenever possible, and include relevant adjustments that reflect the estimated cost of entering the hypothetical derivative positions on the Segment Start Date and exiting the hypothetical derivative positions before the Segment End Date.

On any Segment End Date, the Equity Adjustment will be equal to zero and will not result in any adjustment to a Withdrawal. You may avoid an Equity Adjustment by taking Withdrawals on a Segment End Date. Additionally, if you exercise a Performance Lock, the Equity Adjustment will not cause any further change in the Segment Value from the Performance Lock Date until the earlier of (1) the Business Day that we receive a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock, when the next Segment Term Period begins. The Equity Adjustment does not apply to the Fixed Segment Option.

The total Equity Adjustment for any Index-Linked Segment Option equals (A x B) where:
A is the Base Segment Value on this date, immediately prior to any Withdrawal; and
B is the Equity Adjustment Factor applicable to that Segment Option.

The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for Point-to-Point Buffer and Performance Blend Buffer Segment Options:
•At-the-money call (ATM Call): This is an option to buy a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date;
•Out-of-the-money call (OTM Call): This is an option to buy a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date x (1 + Cap Rate); and
•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date x (1 - Buffer Rate).

The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for the Trigger Buffer Segment Options:
•At-the-money binary call (ATM Binary Call): This is a binary call option with a strike price set to the price of the Index on the Segment Start Date, and that required the buyer to receive a specified, fixed payout (equal to the Trigger Rate) on the next Segment End Date, provided that the value of the Reference Index at the end of the term is greater than or equal to the strike price; and
•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date x (1 - Buffer Rate).

The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for the Dual Trigger Buffer Segment Options:
•In-the-money binary call (ITM Binary Call): This is a binary call option with a strike price set to the price of the Index on the Segment Start Date x (1 – Buffer Rate), and that required the buyer to receive a specified, fixed payout (equal to the Trigger Rate) on the next Segment End Date, provided that the value of the Reference Index at the end of the term is greater than or equal to the strike price; and
•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the most recent Segment Start Date x (1 - Buffer Rate).

The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for the Dual Direction Buffer Segment Options:
•At-the-money call (ATM Call): This is an option to buy a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date;
•Out-of-the-money call (OTM Call): This is an option to buy a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date x (1 + Cap Rate);
•At-the-money put (ATM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date;
•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the most recent Segment Start Date x (1 - Buffer Rate). Note: Dual Direction Segments use two of these options; and
•Out-the-money binary put (OTM Binary Put): This is a binary put option with a strike price set to the price of the Index on the Segment Start Date x (1 – Buffer Rate), and that required the seller to pay a specified, fixed payout (equal to the absolute value of the Buffer Rate) on the next Segment End Date, provided that the value of the Index at the end of the term is less than the strike price.

    For Index-Linked Segment Options using the Point-to-Point or Performance Blend Crediting Methods, the value of the derivative instruments is equal to (ATM Call - OTM Call) x Participation Rate - OTM Put. For Trigger Segment Options, the value of the derivative instruments is equal to (Trigger Rate x ATM Binary Call) – OTM Put. For Dual Trigger Segment Options, the value of the derivative instruments is equal to (Trigger Rate x ITM Binary Call) – OTM Put. For Dual Direction Segment Options, the value of the derivative instruments is equal to (ATM Call – OTM Call) x Participation Rate + (ATM Put – OTM Put – (Buffer Rate x OTM Binary Put)) x Downside Participation Rate – OTM Put.

    For Point-to-Point Buffer Segment Options, Performance Blend Buffer Segment Options, and Dual Direction Buffer Segment Options, the hypothetical call options (ATM Call and OTM Call) are intended to value the potential for increases in the Reference Index up to the applicable Cap Rate. As shown in the formulas above, the resulting difference is multiplied by the applicable Participation Rate. For Trigger Buffer Segment Options and Dual Trigger Buffer Segment Options, the hypothetical binary call options (ATM Binary Call and ITM Binary Call) are intended to value the potential for changes in the Reference Index that are greater than or equal to a threshold specified by the Segment Option. For all Index-Linked Segment Options, except Dual Direction Buffer Segment Options, the hypothetical out-of-the-money put option (OTM Put) is intended to value the potential for decreases in the Reference Index in excess of the applicable Buffer Rate. For Dual Direction Buffer Segment Options, the ATM Put and one of the OTM Put options are intended to value the potential for decreases in the Reference Index fully offset by the applicable Buffer Rate. As shown in the formulas above, the resulting difference is multiplied by the applicable Downside Participation Rate. For Dual Direction Buffer Segment Options, the other OTM Put and the OTM Binary Put are intended to value the potential for decreases in the Reference Index not fully offset by the applicable Buffer Rate. As shown in the formulas above, the OTM Binary Put is multiplied by the applicable Downside Participation Rate prior to the OTM Put being subtracted.

    For any Index-Linked Segment Option, the Equity Adjustment Factor is equal to A - B x (1 - Y), where:
A    is the value of the derivative instruments on the day we calculate the Segment Value;
B    is the value of the derivative instruments on the Segment Start Date; and
Y    is the number of days elapsed from the Segment Start Date to the day we calculate the Segment Value, divided by the number of the days in the Segment Term Period.

The Performance Blend Segment Option requires additional steps to determine the Equity Adjustment Factor:
•For A and B defined above, the value of the derivative instruments for each of the underlying indices is calculated independently using the Black-Scholes Method.
•Weights are assigned based on the relative value of the derivative instruments across the underlying indices to produce an aggregate derivative instrument value for the Performance Blend Segment Option. The weights are assigned as follows.
•50% weight is assigned to the index with the highest value of derivative instruments on the date in question;
•30% weight is assigned to the index with the second highest value of derivative instruments on the date in question; and
•20% weight is assigned to the index with the lowest value of derivative instruments on the date in question.

The following inputs are used in the calculation of the Equity Adjustment:
•Volatility – The rate at which an Index Price fluctuates. This input varies with the amount of time remaining in the Segment Term Period and the ratio of the strike price to the current price (referred to as the moneyness of the option) at the time of the calculation.
•Risk-Free Rate – This input is the theoretical rate of return on an investment with zero risk. It varies by the Segment Term Period.

•Forward Price – Based on the current spot price of the underlying asset, plus any carrying costs such as interest, foregone interest, or other costs, including opportunity costs.
•Dividend Rate – This input represents the expected dividend yield of the underlying Index over the life of the option. This input varies by the time remaining in the Segment Term Period.

The Company uses market data from third-party sources to calculate the value of the derivative instruments. If we are delayed in receiving this data and cannot calculate the current value of the derivative instruments as of that day, we will use the prior Business Day's value.

Trading costs are reflected in the Equity Adjustment based on the observed transaction costs (often referred to as a “bid/offer spread”) associated with entering derivative positions on the Segment Start Date and exiting derivative positions on the day the Segment Value is calculated. These adjustments will reduce the Segment Value.

For an example of how we calculate the Equity Adjustment Factor for Point-to-Point Buffer Segment Options, Trigger Buffer Segment Options, Dual Trigger Buffer Segment Options, Dual Direction Buffer Segment Options, and the Performance Blend Buffer Segment Option, please see Appendix B (“Cash Surrender Value Examples Under Different Equity and Interest Adjustment Scenarios”).

Interest Adjustment
    The Company invests in fixed income assets to support the value of the Segment Options. Upon any Withdrawal, including annuitization, death, partial Withdrawal, or surrender, the Company must sell a portion of these assets. The Interest Adjustment is a positive or negative adjustment that approximates the change in value of the fixed income assets that are sold to fund any distribution from the Contract. It is applied consistently across all Segment Options available in the Contract and does not relate specifically to any particular fixed income assets supporting the Contract. The Interest Adjustment applies only during the first six Contract Years and is equal to zero after the expiration of the Withdrawal Charge Period. The Interest Adjustment will only be applied to the portion of a surrender or Withdrawal that is subject to a Withdrawal Charge, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account, and will be calculated as a separate adjustment that is in addition to any applicable Withdrawal Charge.

    On any day during the Withdrawal Charge Period, the Interest Adjustment applicable to a Withdrawal from any Segment Option equals A x (B / C) x D, where:
A    is the portion of the Segment Value that is subject to a Withdrawal Charge on this date, immediately prior to any Withdrawal;
B    is the Base Segment Value on this date, immediately prior to any Withdrawal;
C    is the Segment Value on this date, immediately prior to any Withdrawal; and
D    is the Interest Adjustment Factor.

The Interest Adjustment Factor for any Index-Linked Segment Option equals (RN/12 -1) x (1 - C), where:
N    is the number of complete months remaining before the Segment Term Period expires;
R    is equal to (1 + A) / (1 + B), where:
A is the Beginning Interest Adjustment Index value; and
B is the Closing Interest Adjustment Index value; and
C    is equal to D x (1 - E), where:
D    is the value of certain derivative instruments on the Segment Start Date for the applicable Index-Linked Segment Option; and
E    is the number of days elapsed from the Segment Start Date to the day we calculate the Interest Adjustment on the Base Segment Value, divided by the number of days in the Segment Term Period.

The Interest Adjustment Factor for the Fixed Segment Option equals the greater of (RN/12 -1) and [-(10% - C)], where:
N    is the number of complete months remaining before the Segment Term Period expires; and
R    is equal to (1 + A) / (1 + B), where:
A is the Beginning Interest Adjustment Index value; and
B is the Closing Interest Adjustment Index value; and
C    is equal to the applicable Withdrawal Charge rate for that Contract Year.

The Interest Adjustment Index is the A Rated US Bloomberg Fair Value Curve, a bond Index published by Bloomberg. The Beginning Interest Adjustment Index value is equal to the closing yield of the Interest Adjustment Index, based on a maturity equal to that of the Segment Term Period, on the Segment Start Date. The Closing Interest Adjustment Index value is equal to the closing yield of the Interest Adjustment Index, based on a maturity equal to the time remaining in the Segment Term Period, on the day we calculate the Interest Adjustment on the Base Segment Value. If a maturity of the Interest Adjustment Index needed to determine the Beginning Interest Adjustment Index Value or the Closing Interest Adjustment Index Value is not available that equals the respective length, the closing yields will be determined based on a linear interpolation between the two closest available maturities of the Interest Adjustment Index.

    If the closing yield of the Interest Adjustment Index on the day the Interest Adjustment is calculated is greater than the closing yield of the Index on the Contract Date, the Interest Adjustment will be negative and will decrease the Withdrawal proceeds. If the closing yield of the Interest Adjustment Index on the day the Interest Adjustment is calculated is less than the closing pricing of this Index on the Contract Date, the Interest Adjustment will be positive and will increase the Withdrawal proceeds.

    You may obtain the daily yield of the Interest Adjustment Index by contacting us at our Administrative Office. If a closing yield of the Interest Adjustment Index is not available on any day for which a closing yield is needed, then the closing yield as of the first preceding Business Day for which a closing yield is available will be used.

    If the Interest Adjustment Index is discontinued, becomes unavailable for us to use in the Contract, or undergoes a substantial change in its calculation methodology, we may substitute another method of determining the values that will be used in the calculating the Interest Adjustment. We will provide you and any assignee notice of such change. Any substitute index will be submitted for prior approval to the New York Department of Financial Services.

9. Benefits Available Under the Contract

Benefits Summary

The following table summarizes information about the benefits available under the Contract. The availability of contract benefits may vary by financial intermediary. Please see “Appendix D - Financial Intermediary Variation Chart” for details.

Standard Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Free Withdrawal	Provides for an amount that may be withdrawn each Contract Year without incurring Withdrawal Charges	None
•Only available during the Accumulation Phase.
•Withdrawals of Free Withdrawal amount include any applicable Equity Adjustment, and may also reflect taxes and tax penalties.
•The resulting Proportional Withdrawal will reduce your Base Contract Value and the potential for positive Segment Credits that you may receive. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn. Any amounts withdrawn could also result in significant reductions to your Death Benefit and other benefits available under the Contract.
•Unused Free Withdrawal amounts not available in future years.

Required Minimum Distribution	Provides for any Withdrawal considered a Required Minimum Distribution under Section 401(a)(9) to not be subject to Withdrawal Charges	None
•Withdrawals include any applicable Equity Adjustment, and may also reflect taxes and tax penalties.
•The resulting Proportional Withdrawal will reduce your Base Contract Value and the potential for positive Segment Credits that you may receive. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn. Any amounts withdrawn could also result in significant reductions to your Death Benefit and other benefits available under the Contract.
•Required Minimum Distributions may incur a Withdrawal Charge and/or Interest Adjustment if you previously took a Withdrawal in the same year to satisfy the required minimum distribution requirement under your Contract.

Performance Lock and Re-Entry
The Performance Lock feature allows you to capture the Segment Value during the Segment Term Period of an Index-Linked Segment Option.

The Re-Entry feature allows money in a locked Index-Linked Segment Option to transfer to any available Index-Linked Segment Option(s) as early as the same Business Day on which the Performance Lock is exercised.
None
•We will not provide advice on whether you should exercise a Performance Lock or Re-Entry Request.
•You will not know the Segment Value at the time you request the Performance Lock, and the Segment Value could be lower than you expect.
•A Performance Lock must be exercised by the end of the last Business Day prior to a Segment End Date and be for the entire Segment Value.
•A Performance Lock may not be applied retroactively and is irrevocable once exercised.
•The locked Index-Linked Segment Option will not receive a Segment Credit on the Segment End Date, nor will there be any further change in the Segment Value due to the Equity Adjustment. From the Performance Lock Date until the earlier of (1) the Business Day that we process a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock, the locked Segment Value will earn interest at the current Annual Interest Rate used for the Fixed Segment Option.
•You may choose to submit a Re-Entry Request to transfer the Segment Value from a locked Index-Linked Segment Option into any currently-available Index-Linked Segment Option(s) with a 1-year or 2-year Segment Term Period. A Re-Entry Request cannot transfer Segment Value into any Segment Option with a 6-year Segment Term Period.
•You may choose to submit a Re-Entry Request as early as the same Business Day on which a Performance Lock is exercised but no later than 14 calendar days prior to the next Segment Anniversary. The number of Re-Entry Requests that may be made on locked Index-Linked Segment Options in a single Segment Year may not exceed 16.
•The Segment Value may be less than the Base Segment Value on the Segment Start Date even when the value of the Reference Index has increased or has declined by less than the Buffer Rate. In extreme circumstances, you could lose 100% of your investment.

Death Benefit
During the Withdrawal Charge Period, upon death, provides a Death Benefit payment equal to the greater of Contract Value or Purchase Payments less net proceeds from Withdrawals.

After the Withdrawal Charge Period, upon death provides a Death Benefit payment equal to Contract Value
None
•Only available during the Accumulation Phase.
•Calculation of Contract Value includes any applicable Equity Adjustment.
•Purchase Payment component is reduced by any net proceeds from prior Withdrawals.

Confinement Waiver	Waiver of Withdrawal Charges in the event of a confinement to a Qualified Care Facility	None
•Automatically included in Contract at issue.
•Only available during the Accumulation Phase.
•Only available after the first Contract Anniversary.
•Owner must be confined to a Qualified Care Facility as defined by the benefit for at least 60 days. Confinement must occur after the Contract Date.
•Confinement must be recommended by a Physician as defined in the Confinement Waiver section.
•Withdrawals under the benefit include any applicable Equity Adjustment, and may be subject to taxes and tax penalties. An Interest Adjustment will not apply.

Terminal Illness Waiver	Waiver of Withdrawal Charges in the event the Owner (or Annuitant if the Owner is not a natural person) is diagnosed with a Terminal Illness	None
•Automatically included in Contract at issue.
•Only available during the Accumulation Phase.
•Only available after the first Contract Anniversary.
•Owner must be diagnosed with a Terminal Illness by a Physician as defined in the Terminal Illness Waiver section.
•Initial diagnosis must occur after Contract Date.
•Withdrawals under benefit include any applicable Equity Adjustment, and may be subject to taxes and tax penalties. An Interest Adjustment will not apply.

Free Withdrawals
    A Free Withdrawal is a Withdrawal on which no Withdrawal Charge or Interest Adjustment applies. However, it still includes an Equity Adjustment.

Free Withdrawals are available beginning on the Initial Segment Start Date. The Free Withdrawal amount available in any Segment Year is equal to 10% of the Contract Value as of the previous Segment Anniversary. Any unused portion of the Free Withdrawal amount for a Segment Year cannot be carried over to the following Segment Year. If the amount of a Withdrawal in any Segment Year exceeds the Free Withdrawal amount for that Segment Year, the excess Withdrawal will be subject to any applicable Withdrawal Charge and Interest Adjustment.

    The Example below shows the effect of the Free Withdrawal amount on both the remaining Base Segment Value and the proceeds paid to the Owner. This Example assumes a Withdrawal of $10,000 (the maximum Free Withdrawal amount) is requested, and that all the Contract Value is allocated to one Segment Option.

Example 10 - Effect of a Free Withdrawal on the Segment Value and Base Segment Value
Equity Adjustment Factor	-16.89%
Interest Adjustment Factor	2.77%
Contract Value on the previous Segment Anniversary	$100,000.00
Immediately Before Withdrawal
Base Segment Value	$100,000.00
Total Equity Adjustment	$(16,890.00)	[1]
Segment Value	$83,110.00
Withdrawal
Withdrawal Amount	$10,000.00
Interest Adjustment attributable to the Withdrawal	$—	[2]
Withdrawal Charge	$—	[2]
Net Withdrawal Amount paid to Owner	$10,000.00	[3]
Proportional Withdrawal	$12,032.25	[4]
Immediately After Withdrawal
Resulting Segment Value	$73,110.00	[5]
Resulting Base Segment Value	$87,967.75	[6]
1    Total Equity Adjustment = Base Segment Value x Equity Adjustment Factor = 100,000 x -16.89% = (16,890.00)
2    Free Withdrawals are not subject to an Interest Adjustment or Withdrawal Charge, so both these values are zero
3    Net Withdrawal = Withdrawal - Interest Adjustment - Withdrawal Charge = 10,000 - 0 - 0 = 10,000.
4    A Proportional Withdrawal is the portion of a Withdrawal that is attributable to the Base Segment Value. Proportional Withdrawal = Withdrawal x (Base Segment Value Prior to Withdrawal / Segment Value prior to Withdrawal) = 10,000 x (100,000.00 / 83,110.00) = $12,032.25. Because the Segment Value is less than the Base Segment Value, the Proportional Withdrawal is larger than the Withdrawal.
5    Segment Value is reduced dollar for dollar by the Withdrawal amount. Resulting Segment Value = 83,110.00 - 10,000 = 73,110.00.
6    Base Segment Value is reduced dollar for dollar by the Proportional Withdrawal amount. Resulting Base Segment Value = 100,000 - 12,032.25 = 87,967.75.

Required Minimum Distribution
    This provision applies only if your Contract is subject to the minimum distribution requirements under Internal Revenue Code section 401(a)(9), such as if your Contract is a contract issued in connection with a qualified plan under section 401(a), a section 403(b) contract, an individual retirement annuity contract under section 408, or a Roth IRA under section 408A.

Any Withdrawal of a required minimum distribution under Section 401(a)(9) with respect to the Contract (a “Required Minimum Distribution”), as calculated by us, will not be subject to a Withdrawal Charge or an Interest Adjustment. Any Withdrawal made to satisfy required minimum distribution requirements will count towards your Free Withdrawal amount and will include an Equity Adjustment. Because all Required Minimum Distribution Withdrawals include an Equity Adjustment, you may wish to take distributions from other assets to satisfy the Required Minimum Distribution associated with this Contract.

Required Minimum Distributions will incur a Withdrawal Charge and Interest Adjustment if you previously took a Withdrawal in the same Segment Year to satisfy the required minimum distribution requirement under your Contract. In this circumstance, you must wait until the next Segment Anniversary to take your Required Minimum Distribution without incurring a Withdrawal Charge or Interest Adjustment.

Required Minimum Distributions can be withdrawn anytime during a Segment Term Period, including from Index-Linked Segment Options, and, when applicable, will be required on an ongoing basis. The resulting Proportional Withdrawal will reduce your Base Contract Value and the potential for positive Segment Credits that you may receive. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn. Any amounts withdrawn could also result in significant reductions to your Death Benefit and other benefits available under the Contract. While Withdrawal Charges and Interest Adjustments may not apply, Required Minimum Distributions could still result in negative Equity Adjustments, taxes, and tax penalties, as applicable. Under extreme circumstances, you could lose up to 100% of your investment from a negative Equity Adjustment on money allocated to an Index-Linked Segment Option. Therefore, this Contract may not be an appropriate investment for taking these distributions. Please consult a Financial Professional regarding the appropriateness of taking these types of withdrawals from your Contract.

The Example below shows the effect of the Required Minimum Distribution on the Withdrawal and Proportional Withdrawal amounts. This Example assumes an annual Required Minimum Distribution of $12,000 is requested, and that all the Contract Value is allocated to one Segment Option.

Example 11 - Effect of a Required Minimum Distribution on the Segment Value and Base Segment Value
Equity Adjustment Factor	-16.89%
Interest Adjustment Factor	2.77%
Contract Value on the previous Segment Anniversary	$100,000.00
Immediately Before Withdrawal
Base Segment Value	$100,000.00
Total Equity Adjustment	$(16,890.00)	[1]
Segment Value	$83,110.00
Withdrawal
Required Minimum Distribution	$12,000.00
Free Withdrawal Amount	$10,000.00
Interest Adjustment attributable to the Withdrawal	$—	[2]
Withdrawal Charge	$—	[2]
Net Withdrawal Amount paid to Owner	$12,000.00	[3]
Proportional Withdrawal	$14,438.69	[4]
Immediately After Withdrawal
Remaining Free Withdrawal	$—
Resulting Segment Value	$71,110.00	[5]
Resulting Base Segment Value	$85,561.31	[6]
1    Total Equity Adjustment = Base Segment Value x Equity Adjustment Factor = 100,000 x -16.89% = (16,890.00)
2    Required Minimum Distributions are not subject to an Interest Adjustment or Withdrawal Charge, so both these values are zero even though the Withdrawal exceeds the Free Withdrawal amount.
3    Net Withdrawal = Withdrawal - Interest Adjustment - Withdrawal Charge = 12,000 - 0 - 0 = 12,000.
4    A Proportional Withdrawal is the portion of a Withdrawal that is attributable to the Base Segment Value. Proportional Withdrawal = Withdrawal x (Base Segment Value Prior to Withdrawal / Segment Value prior to Withdrawal) = 12,000 x (100,000.00 / 83,110.00) = $14,438.69. Because the Segment Value is less than the Base Segment Value, the Proportional Withdrawal is larger than the Withdrawal.
5    Segment Value is reduced dollar for dollar by the Withdrawal amount. Resulting Segment Value = 83,110 - 12,000 = 71,110.
6    Base Segment Value is reduced dollar for dollar by the Proportional Withdrawal amount. Resulting Base Segment Value = 100,000 - 14,438.69 = 85,561.31.

Performance Lock and Re-Entry
The Performance Lock feature allows you to capture the Segment Value during the Segment Term Period of an Index-Linked Segment Option. A Performance Lock may be exercised for any Index-Linked Segment Option which has a positive Base Segment Value. A Performance Lock cannot be exercised on the Fixed Segment Option.

A Performance Lock may be exercised at different times for each Index-Linked Segment Option during its Segment Term Period (other than on a Segment Start Date or Segment End Date). Performance Lock requests can be received during each Segment Year through the end of the last Business Day prior to a Segment End Date. A Performance Lock may not be applied retroactively, must apply to the entire Segment Value, and is irrevocable once exercised.

When you exercise a Performance Lock, we calculate the Segment Value at the end of the Performance Lock Date, after all other transactions have been recorded. As this value is calculated at the end of the Business Day, this means you won't be able to determine your Segment Value in advance. Therefore, the Segment Value you capture may be higher or lower than it was at the point in time you requested a Performance Lock. Performance Lock requests will be permitted through the end of the last Business Day prior to a Segment End Date. If we receive a valid request on a non-Business Day or after close of a Business Day, the request will be deemed to be received on the next Business Day. For requests submitted in writing, we do not consider the request to be received until it arrives at our Administrative Office.

Once a Performance Lock is exercised, the locked Index-Linked Segment Option will not receive a Segment Credit on the Segment End Date, nor will there be any further change in the Segment Value due to the Equity Adjustment. From the Performance Lock Date until the earlier of (1) the Business Day that we receive a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock, the locked Segment Value will remain in the locked Index-Linked Segment Option, will earn interest daily at the current Annual Interest Rate used for the Fixed Segment Option.

After you exercise a Performance Lock, you may choose to submit a Re-Entry Request to transfer the Segment Value (including any fixed interest accrued since the Performance Lock Date) from a locked Index-Linked Segment Option into any currently-available Index-Linked Segment Option(s) with a 1-year or 2-year Segment Term Period. A Re-Entry Request cannot transfer Segment Value into any Segment Option with a 6-year Segment Term Period. This means you may not allocate locked funds to any Segment Option with a 6-year Segment Term Period until the next Segment Anniversary.

A Re-Entry Request may be made as early as the same Business Day on which a Performance Lock is exercised but no later than 14 calendar days prior to the next Segment Anniversary. The number of Re-Entry Requests that may be made on locked Index-Linked Segment Options in a single Segment Year may not exceed 16. After the maximum is reached, you may not make a Re-Entry Request on any locked Index-Linked Segment Option for the remainder of the Segment Year, though you may continue to exercise Performance Locks on any Index-Linked Segment Option. Each Re-Entry Request may include instructions to transfer all of the locked Segment Value to one or more available Index-Linked Segment Options. Each Re-Entry Request may also include re-allocation instructions for more than one locked Index-Linked Segment Option. For example, a Re-Entry Request transferring funds from two locked Index-Linked Segment Options on the same request form will count as one Re-Entry Request.

A valid Re-Entry Request will be processed on the Business Day we receive it, which can be any date beginning on the Performance Lock Date up through 14 calendar days prior to the next Segment Anniversary. Any Re-Entry Request received on a non-Business Day, or after the close of a Business Day, will be processed on the following Business Day. The new Segment Start Date will be set as the Business Day we process the Re-Entry Request, and a new Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate will apply, as applicable. The Base Segment Value on the Segment Start Date will be the Segment Value of the locked Index-Linked Segment Option, including any fixed interest that has accrued since the Performance Lock Date.

The new Segment Term Period will equal (1) the number of days from and including the Business Day we process the Re-Entry Request to but excluding the next Segment Anniversary, plus (2) the length of the full Segment Term Period for the Index-Linked Segment Option selected. As a result, the Segment Term Period following a Re-Entry Request will be longer than the standard Segment Term Period for the Segment Option selected.

Example 12
•Assume:
◦You’re allocated to a 1-year Index-Linked Segment Option, with a Segment Start Date of 01/08/25.
◦You execute a Performance Lock on 10/10/25 and elect to immediately Re-Enter into a 2-year Index-Linked Segment Option.
•Segment Start Date:
◦The new Segment Start Date will be set as the same Business Day we received the valid Re-Entry Request, which in this case is the Performance Lock Date.
◦Segment Start Date = 10/10/25.
•Segment Term Period:
◦The Performance Lock and Re-Entry Request were both executed 275 days into the Segment Term Period (from 01/08/25 to 10/10/2025).
◦The number of days remaining between the 10/10 Re-Entry Request and the next Segment Anniversary on 01/08/26 = 90 days.
◦The length of the full Segment Term Period for the Index-Linked Segment Option selected = 730 days (365 days x 2 years).
◦The new Segment Term Period equals = number of days between Re-Entry and the Segment Anniversary + full length 2-year Segment Term Period = 90 days + 730 days = 820 days.
◦Segment Term Period = 820 days, or approximately 26.94 months.

If you do not submit a Re-Entry Request after the Performance Lock Date and before the cutoff of 14 calendar days prior to the next Segment Anniversary, you may provide us with transfer instructions for the locked Segment Value to take effect on the next Segment Anniversary following the Performance Lock. If we do not receive a valid Re-Entry request and do not receive your transfer instructions at least two Business Days before that Segment Anniversary, the Segment Value, including any fixed interest accrued since the Performance Lock Date, will be reallocated to the same Index-Linked Segment Option, if available, for a new Segment Term Period with a new Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate, as applicable. If that Index-Linked Segment Option is no longer available, the Segment Value will be transferred to the Fixed Segment Option. A new Segment Start Date will be set as the Segment Anniversary. The new Segment Term Period will equal the length of the full Segment Term Period for the Index-Linked Segment Option selected.

For examples regarding the mechanics of Performance Locks and Re-Entry Requests, please see Appendix C (“Performance Lock and Re-Entry Examples”).

A Performance Lock can help eliminate uncertainty regarding future Reference Index performance and potentially limit the impact of a negative Segment Credit you would otherwise receive. A Re-Entry Request also allows you transfer the Segment Value between Index-Linked Segment Options before the Segment End Date. The disadvantage of exercising a Performance Lock is that the Reference Index could increase between the Performance Lock Date and the Segment End Date, and you will not participate in that increase. In addition, if you exercise a Performance Lock, you may receive less than the full protection of the Buffer compared to what you would have received if you waited for us to apply the Segment Credit on the Segment End Date. If a Performance Lock is exercised when your Segment Value has declined from the amount invested in the Segment Option on the Segment Start Date, you will lock in any loss and may receive less than the full protection of the Buffer Rate. It is possible that you would have realized less of a loss or no loss if the Performance Lock had occurred at a later time, or if the Segment Option was not locked. Because the Segment Value includes the Equity Adjustment, the Segment Value may be less than the Base Segment Value on the Segment Start Date even when the value of the Reference Index has increased or has declined by less than the Buffer Rate. Under extreme circumstances, you could lose up to 100% of your investment from a negative Equity Adjustment on money allocated to an Index-Linked
Segment Option.

We will not provide advice or notify you regarding whether you should exercise a Performance Lock or Re-Entry Request or the optimal time for doing so. We will not warn you if you exercise a Performance Lock or Re-Entry Request at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to exercise a Performance Lock or Re-Entry Request.

Death Benefit
If any Owner (or Annuitant, if the Owner is a non-natural person) dies prior to the Annuity Date, we will pay the Death Benefit to the Beneficiary. During the Withdrawal Charge Period, the Death Benefit is the greater of:
1.The Purchase Payment less net proceeds from prior Withdrawals; and
2.The Contract Value on the date of death.

    Net proceeds from prior Withdrawals are equal to the Contract Value withdrawn after the application of Withdrawal Charges and Interest Adjustments.

Withdrawal Charges and Interest Adjustments will not be applied to the Contract Value used in the determination of the Death Benefit payable to your Beneficiary. (See the “Charges and Adjustments” section for more information).

    After the Withdrawal Charge Period, the Death Benefit will be the Contract Value on the date of death. If the Owner is a natural person and the Owner is changed or an additional Owner is added (or if the Owner is a non-natural person and the Annuitant is changed or an additional Annuitant is added), except through the continuation of the Contract by the surviving spouse as described below, the Death Benefit will be the Contract Value on the date of death.

    We will pay the Death Benefit within five years of the death of the Owner. If the Contract is a Non-Qualified Contract, and if the Beneficiary is a natural person, such Beneficiary may elect for the Death Benefit to be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, provided the election is made in accordance with Internal Revenue Code section 72.

    Upon the death of any Joint Owner, where the surviving spouse is the surviving Joint Owner, the surviving Joint Owner will become the Beneficiary to whom the Death Benefit will be paid, and any other Beneficiary designation on record at the time of the death will be treated as a contingent Beneficiary.

    If the Beneficiary is the deceased Owner’s surviving spouse, the surviving spouse may elect to continue the Contract as the sole Owner in lieu of receiving the Death Benefit. The Death Benefit payable upon the death of a spouse who has continued the Contract will be based on the greater of (i) the Purchase Payment less net proceeds from prior Withdrawals and (ii) the Contract Value on the continuing spouse’s date of death during the remainder of the Withdrawal Charge Period, and will be based on the Contract Value on the continuing spouse’s date of death thereafter. This provision relating to the surviving spouse can only apply once, it cannot apply a second time if the surviving spouse elects to continue the Contract, remarries, and then dies.

    All elections must be made by submitting the appropriate paperwork to us in Good Order.

    If the Annuitant is not an Owner and dies prior to the Annuity Date, you may designate a new Annuitant, subject to our underwriting rules then in effect. If no designation is made within 30 days of the death of the Annuitant, the younger of you or any Joint Owner will become the Annuitant.

    If the Owner is a non-natural person, then the death of the Annuitant will be treated as the death of the Owner and a new Annuitant may not be designated.

Before we will pay the Death Benefit, we must receive proof of death at our Administrative Office in a form and manner satisfactory to us:
•Copy of death certificate while the Contract was in effect;
•Our claim form properly completed from each Beneficiary, as applicable; and
•Any other documents required by law.
    Some examples of how the Death Benefit works are noted below.

Example 13 - Death Benefit Calculation During Withdrawal Charge Period
Purchase Payment	$150,000.00
Prior Withdrawals	$50,000.00
Base Contract Value	$125,000.00
Equity Adjustment attributable to the Death Benefit	$(30,000.00)
Contract Value Used to Determine Death Benefit	$95,000.00	[1]
Death Benefit	$100,000.00	[2]
1    Contract Value = 125,000 - 30,000 = 95,000
2    Death Benefit = Max(150,000-50,000 , 95,000) = 100,000

Example 14 - Death Benefit Calculation After Withdrawal Charge Period
Purchase Payment	$150,000.00
Prior Withdrawals	$50,000.00
Base Contract Value	$125,000.00
Equity Adjustment attributable to the Death Benefit	$(30,000.00)
Contract Value Used to Determine Death Benefit	$95,000.00	[1]
Death Benefit	$95,000.00
1    Contract Value = 125,000-30,000 = 95,000

Confinement Waiver
    During the Accumulation Phase, after the first Contract Anniversary, but on or before the Annuity Date and before the Death Benefit becomes payable, we will waive the Withdrawal Charge and Interest Adjustment on a requested Withdrawal up to the Contract Value if the following requirements are met:
•an Owner (or, if the Owner is a non-natural person, an Annuitant), is confined to a Qualified Care Facility;
•confinement has lasted for at least 60 consecutive days;
•confinement begins after the Contract Date;
•confinement is recommended in writing by a Physician who does not have an ownership interest in, and is not a W-2 employee of, the Qualified Care Facility, unless such an independent Physician cannot reasonably be accessed by the Owner or Annuitant (as applicable); and
•we receive the Withdrawal request and the Physician’s written recommendation of confinement while the confinement continues or, if confinement has ceased, no later than 90 days following the date the confinement has ceased.

    Any applicable Equity Adjustment will apply.

A “Qualified Care Facility” means a Convalescent Care Facility, Hospice Facility or Hospital as described below:
•“Convalescent Care Facility” means an institution that: (i) is licensed by the State as a convalescent nursing facility, a qualified nursing facility, a convalescent hospital, a convalescent unit of a Hospital, an intermediate care facility, or a custodial care facility; (ii) is primarily engaged in providing, in addition to room and board, continuous nursing service by or under the supervision of a Physician or a licensed registered nurse (R.N.); (iii) maintains a daily patient record available for our review; and (iv) administers a planned program of observation and treatment by a Physician (who for purposes of this provision cannot be the proprietor or an employee of the facility) in accordance with existing standards of medical practice for confinement.
A Convalescent Care Facility does not include any facility, or any part of a facility, used primarily for rest care, training or education, or the treatment of alcoholism or chemical dependency. Examples of such excluded facilities include (but are not limited to) spas, retreats, and alcohol and drug rehabilitation clinics.
•“Hospice Facility” means an institution that provides a formal inpatient program of care for terminally ill patients with a life expectancy of less than six months, under the direction of a Physician. It must be licensed, certified or registered in accordance with State law.
•“Hospital” means an institution that: (i) is licensed as a hospital and operates under applicable law; (ii) primarily provides diagnostic and surgical facilities on-site or in other facilities under a prearranged agreement, under the supervision of a staff of one or more duly licensed Physicians, for the medical care and treatment of injured and sick persons on an inpatient basis for a charge; and (iii) provides 24-hour nursing service by or under the supervision of a licensed registered nurse (R.N.).
A Hospital does not include any facility, or any part of a facility, used primarily for rest care, training or education, or the treatment of alcoholism or chemical dependency. Examples of such excluded facilities include (but are not limited to) spas, retreats, and alcohol and drug rehabilitation clinics.

    “Physician” means a doctor of medicine or osteopathy who is legally authorized to practice medicine in a State. A Physician cannot be you, an Annuitant, a Beneficiary, or a member of the immediate family of you, an Annuitant, or a Beneficiary. “Immediate family” includes a spouse, domestic partner, civil union partner, child, sibling, parent, grandparent, grandchild, cousin, aunt, uncle, niece, nephew, or any of their spouses, domestic partners, or civil union partners. “State” means each state of the United States of America, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, Guam, and American Samoa.

    The Confinement waiver will terminate upon termination of the Contract. The Confinement Waiver also terminates upon the change or addition of an Owner (or if the Owner is a non-natural person, upon the change or addition of an Annuitant), except through continuation of the Contract by the surviving spouse. Termination of the Contract shall not prejudice the waiver of any Withdrawal Charges and Interest Adjustments while the Confinement waiver was in force.

The Example below shows the effect of the Confinement Waiver on the Withdrawal. This Example assumes a Withdrawal of $12,000 is requested, and that all the Contract Value is allocated to one Segment Option.

Example 15 - Effect of the Confinement Waiver on the Withdrawal
Contract Value on the previous Segment Anniversary	$100,000.00
Base Contract Value	$125,000.00
Equity Adjustment Factor	-24.00%
Equity Adjustment	$(30,000.00)
Contract Value	$95,000.00
Free Withdrawal Amount	$10,000.00	[1]
Requested Withdrawal	$12,000.00
Withdrawal Without Confinement Waiver
Interest Adjustment Factor	4.75%
Interest Adjustment attributable to the Withdrawal	$125.00	[2]
Withdrawal Charge Percentage	7.00%
Withdrawal Charge	$140.00	[3]
Net Withdrawal Amount paid to Owner	$11,985.00	[4]
Proportional Withdrawal	$15,789.47	[5]
Withdrawal With Confinement Waiver
Net Withdrawal Amount paid to Owner	$12,000.00	[6]
Proportional Withdrawal	$15,789.47	[5]
Immediately After Withdrawal
Resulting Contract Value	$83,000.00	[7]
Resulting Base Contract Value	$109,210.53	[8]
1    Free Withdrawal Amount = 100,000 x 10% = 10,000
2    Interest Adjustment attributable to Withdrawal without Confinement Waiver = ((Withdrawal Amount - Free Withdrawal Amount) x (Base Contract Value / Contract Value)) x Interest Adjustment Factor = (12,000 - 10,000) x (125,000 / 95,000) x 4.75% = 125
3    Withdrawal Charge without Confinement Waiver = (Withdrawal Amount - Free Withdrawal Amount) x Withdrawal Charge Percentage = (12,000 - 10,000) x 7% = 140
4    Net Withdrawal = 12,000 + 125 - 140 = 11,985
5    A Proportional Withdrawal is the portion of a Withdrawal that is attributable to the Base Contract Value. Proportional Withdrawal = Withdrawal x (Base Contract Value Prior to Withdrawal / Contract Value prior to Withdrawal) = 12,000 x (125,000 / 95,000) = $15,789.47. Because the Segment Value is less than the Base Segment Value, the Proportional Withdrawal is larger than the Withdrawal.
6    Interest Adjustment and Withdrawal Charge are waived, so Net Withdrawal = Withdrawal = 12,000
7    Contract Value is reduced dollar for dollar by the Withdrawal amount. Resulting Contract Value = 95,000 - 12,000 = 83,000.
8    Base Contract Value is reduced dollar for dollar by the Proportional Withdrawal amount. Resulting Base Contract Value = 125,000 - 15,789.47 = 109,210.53.

Terminal Illness Waiver
    During the Accumulation Phase, after the first Contract Anniversary, but on or before the Annuity Date and before the Death Benefit becomes payable, we will waive the Withdrawal Charge and Interest Adjustment on a requested Withdrawal up to the Contract Value if the following requirements are met:

•an Owner (or, if the Owner is a non-natural person, an Annuitant) is diagnosed with a Terminal Illness;
•the diagnosis was first made after the Contract Date; and
•the Withdrawal request is accompanied by a written certification of Terminal Illness prepared by a Physician who has examined the affected individual and is qualified to provide the diagnosis.

    Any applicable Equity Adjustment will apply.

“Terminal Illness” means an illness or injury that, in the opinion of a Physician, is expected to result in death within 12 months.

    “Physician” means a doctor of medicine or osteopathy who is legally authorized to practice medicine in a State. A Physician cannot be you, an Annuitant, a Beneficiary, or a member of the immediate family of you, an Annuitant, or a Beneficiary. “Immediate family” includes a spouse, domestic partner, civil union partner, child, sibling, parent, grandparent, grandchild, cousin, aunt, uncle, niece, nephew, or any of their spouses, domestic partners, or civil union partners. “State” means each state of the United States of America, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, Guam and American Samoa.

    The Terminal Illness waiver will terminate upon termination of the Contract. The Terminal Illness waiver also terminates upon the change or addition of an Owner (or if the Owner is a non-natural person, upon the change or addition of an Annuitant), except through continuation of the Contract by the surviving spouse. Termination of the Contract shall not prejudice the waiver of any Withdrawal Charges and Interest Adjustments while the Terminal Illness waiver was in force.

The Example below shows the effect of the Terminal Illness Waiver on the Withdrawal. This Example assumes a Withdrawal of $12,000 is requested, and that all the Contract Value is allocated to one Segment Option.

Example 16 - Effect of the Terminal Illness Waiver on the Withdrawal
Contract Value on the previous Segment Anniversary	$100,000.00
Base Contract Value	$125,000.00
Equity Adjustment Factor	-24.00%
Equity Adjustment	$(30,000.00)
Contract Value	$95,000.00
Free Withdrawal Amount	$10,000.00	[1]
Requested Withdrawal	$12,000.00
Withdrawal Without Terminal Illness Waiver
Interest Adjustment Factor	4.75%
Interest Adjustment attributable to the Withdrawal	$125.00	[2]
Withdrawal Charge Percentage	7.00%
Withdrawal Charge	$140.00	[3]
Net Withdrawal Amount paid to Owner	$11,985.00	[4]
Proportional Withdrawal	$15,789.47	[5]
Withdrawal With Terminal Illness Waiver
Net Withdrawal Amount paid to Owner	$12,000.00	[6]
Proportional Withdrawal	$15,789.47	[5]
Immediately After Withdrawal
Resulting Contract Value	$83,000.00	[7]
Resulting Base Contract Value	$109,210.53	[8]
1    Free Withdrawal Amount = 100,000 x 10% = 10,000
2    Interest Adjustment attributable to Withdrawal without Terminal Illness Waiver = ((Withdrawal Amount - Free Withdrawal Amount) x (Base Contract Value / Contract Value)) x Interest Adjustment Factor = (12,000 - 10,000) x (125,000 / 95,000) x 4.75% = 125
3    Withdrawal Charge without Terminal Illness Waiver = (Withdrawal Amount - Free Withdrawal Amount) x Withdrawal Charge Percentage = (12,000 - 10,000) x 7% = 140
4    Net Withdrawal = 12,000 + 125 - 140 = 11,985
5    A Proportional Withdrawal is the portion of a Withdrawal that is attributable to the Base Contract Value. Proportional Withdrawal = Withdrawal x (Base Contract Value Prior to Withdrawal / Contract Value prior to Withdrawal) = 12,000 x (125,000 / 95,000) = $15,789.47. Because the Segment Value is less than the Base Segment Value, the Proportional Withdrawal is larger than the Withdrawal.
6    Interest Adjustment and Withdrawal Charge are waived, so Net Withdrawal = Withdrawal = 12,000
7    Contract Value is reduced dollar for dollar by the Withdrawal amount. Resulting Contract Value = 95,000 - 12,000 = 83,000.
8    Base Contract Value is reduced dollar for dollar by the Proportional Withdrawal amount. Resulting Base Contract Value = 125,000 - 15,789.47 = 109,210.53.

10. Surrenders and Withdrawals
During the Accumulation Phase before the Death Benefit becomes payable, you may request to remove Contract Value via a partial Withdrawal or surrender your Contract. The minimum Withdrawal you may request from your Contract at any time is $500. If you request a partial Withdrawal that causes your Contract Value to be less than $2,000 and it has been at least three full years since the Purchase Payment was received, we will treat the request as a surrender of the Contract for the entire Contract Value.

The Equity Adjustment, which is included on partial Withdrawals and surrenders from Index-Linked Segment Options before the Segment End Date, may be negative even when the value of the Reference Index has increased or declined less than the Buffer Rate. If the applicable Equity Adjustment is negative at the time of a Withdrawal, the reduction in the Base Contract Value as a result of the deduction of the Proportional Withdrawal will be greater than the net proceeds you receive.

Any partial Withdrawals in excess of the Free Withdrawal amount or any surrender during the first six Contract Years will also be subject to a Withdrawal Charge. Withdrawals in excess of the Free Withdrawal amount or any surrender during the first six Contract Years will also be subject to an Interest Adjustment except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. The Interest Adjustment will be negative if the Interest Adjustment Index has risen since your Contract Date. The application of an Interest Adjustment and Withdrawal Charge may reduce the proceeds payable.

    The calculation of the Interest Adjustment for Index-Linked Segment Options may differ between Segment Options due to the length of the Segment Term Period and due to the Interest Adjustment formula for Index-Linked Segment Options removing the amortized value of certain derivatives as of the Segment Start Date. The calculation of the Equity Adjustment will differ between Segment Options depending on the length of the Segment Term Period and the time remaining in the Segment Term Period. These differences depend on current market conditions and cannot be known in advance. If you have allocated funds to multiple Segment Options, you should discuss with your Financial Professional before taking a Withdrawal to evaluate whether to take a Withdrawal from a particular Segment Option. Withdrawals or surrenders may also be subject to income tax and to an additional 10% federal penalty tax if made before the Owner is age 59½ (see the “Taxes” section for additional information). You should consult your tax advisor before taking a Withdrawal.

    To request a partial Withdrawal or surrender, you must submit written Notice in Good Order to our Administrative Office. You must provide the consent of all Owners and irrevocable Beneficiaries before we will process the Withdrawal request. Your Notice must specify the amount that is to be withdrawn, either as a total dollar amount or as a percentage of the Contract Value. Unless you direct otherwise, we will take the Withdrawal first from the Fixed Segment Option. To the extent there are not enough funds in the Fixed Segment Option to cover a partial Withdrawal, we will deduct the remaining balance from other Segment Options, beginning with Segment Options that have the shortest Segment Term Period. If you have multiple Segment Options with the same Segment Term Period, we will deduct the remaining balance pro rata across those Segment Options.

    Values are determined at the end of each Business Day. If we receive a written Notice in Good Order by 4:00 p.m. Eastern Time on a Business Day, the request will use the values calculated at the end of that Business Day. If we receive a written Notice in Good Order after 4:00 p.m. Eastern Time, the request will use the values calculated at the end of the next Business Day. You may request a partial Withdrawal or surrender up to 60 days in advance. For example, you may submit a written request for a partial Withdrawal or surrender on a Segment End Date up to 60 days before the Segment End Date. The value of any partial Withdrawal or surrender that is requested in advance will be calculated on the Business Day that the partial Withdrawal or surrender occurs. All partial Withdrawals and surrenders that occur on the same Business Day will be combined for the purpose of calculating any applicable Equity and Interest Adjustments.

    We may defer payment of any Withdrawals of any type from your Contract for up to six months . Interest will be paid on any amount deferred for ten days or more, from the date the documentation necessary to complete the transaction is received by us at a rate at least equal to the rate required by the state of New York.

    The Example below shows the effect of a Withdrawal, the Equity Adjustment, and the Interest Adjustment on the remaining Base Segment Value and the proceeds paid to the Owner. This Example assumes a Withdrawal of $20,000 is requested, and that all the Contract Value is allocated to one Segment Option.

Example 17 - Effect of a Withdrawal on the Segment Value
Equity Adjustment Factor	-16.89%
Interest Adjustment Factor	2.77%
Base Contract Value on the previous Contract Anniversary	$100,000.00
Immediately Before Withdrawal
Base Segment Value	$99,525.00
Total Equity Adjustment	$(16,809.77)	[1]
Segment Value	$82,715.23
Withdrawal
Withdrawal Amount	$20,000.00
Interest Adjustment attributable to the Withdrawal	$333.29	[2]
Withdrawal Charge	$(800.00)	[3]
Net Withdrawal Amount paid to Owner	$19,533.29	[4]
Proportional Withdrawal	$24,064.49	[5]
Immediately After Withdrawal
Resulting Segment Value	$62,715.23	[6]
Resulting Base Segment Value	$75,460.51	[7]
1    Total Equity Adjustment = 99,525 x -16.89% = (16,809.77)
2    Interest Adjustment attributable to Withdrawal = ((Withdrawal - Free Withdrawal Amount) x (Base Segment Value / Segment Value)) x Interest Adjustment Factor = (20,000 - 10,000) x (99,525 / 82,715.23) x 2.77% = 333.29
3    Assumes 8% Withdrawal Charge applies and that no other Withdrawals have occurred since the last Contract Anniversary. 10% of the 100,000 may be taken without a Withdrawal Charge under the Free Withdrawal provision, so only the remaining 20,000 - 10,000 = 10,000 is charged.
4    Net Withdrawal = 20,000 + 333.29 - 800 = 19,533.29.
5    A Proportional Withdrawal is the portion of a Withdrawal that is attributable to the Base Contract Value. Proportional Withdrawal = Withdrawal x (Base Contract Value Prior to Withdrawal / Contract Value prior to Withdrawal) = 20,000 x (99,525 / 82,715.23) = $24,064.49. Because the Segment Value is less than the Base Segment Value, the Proportional Withdrawal is larger than the Withdrawal.
6    Segment Value is reduced dollar for dollar by the Withdrawal amount. Resulting Contract Value = 82,715.23 - 20,000 = 62,715.23.
7    Base Segment Value is reduced dollar for dollar by the Proportional Withdrawal amount. Resulting Base Contract Value = 99,525 - 24,064.49 = 75,460.51.

11. Annuity Period
When you purchase the Contract, we will set the Annuity Date as the Contract Anniversary on or first following the later of the Annuitant attaining age 95 and the 10th Contract Anniversary. In the case of Joint Annuitants, the Annuity Date will be set based on the age of the older Joint Annuitant. You may select an earlier Annuity Date, which may be any time after the Contract Date, by Notice provided to us. The revised Annuity Date must be at least ten days after our receipt of your Notice.

    Annuity Payments will commence on the Annuity Date if:
•All Owners are natural persons and all the Owners and at least one Annuitant are alive on the Annuity Date; or
•If any Owner is a non-natural person and all Annuitants are alive on the Annuity Date.

Election of Option
    On the Annuity Date, the Contract Value will be applied to provide Annuity Payments to you or a payee you designate in accordance with the applicable Settlement Option elected by the Owner. If no Settlement Option was elected, one of the following two payment provisions will apply:
•If there is one living Annuitant on the Annuity Date, the Contract Value will be applied to provide Annuity Payments for the longer of the lifetime of the Annuitant and five years; or
•If there are two living Joint Annuitants on the Annuity Date, the Contract Value will be applied to provide Annuity Payments in the same monthly amount for the longer of the lifetimes of both Joint Annuitants and five years.

    An election of a Settlement Option must be made in writing by the Owner prior to the Annuity Date and is irrevocable on or after the Annuity Date.

    Additionally, the Beneficiary of a Non-Qualified Contract may elect to receive the Death Benefit under one of the Settlement Options described below, subject to the satisfaction of section 72(s) of the Internal Revenue Code, as amended. Any election of a Settlement Option by a Beneficiary must be made in writing and is irrevocable on or after the date payments begin. For purposes of the Settlement Options below, the Beneficiary will be the Annuitant.

    The Contract Value on the Annuity Date is the basis for determining the amount of your Annuity Payments. An Interest Adjustment will not be applied to the Contract Value used in the determination of the Annuity Payments. You will not incur an Equity Adjustment if your Annuity Date is on a Segment End Date that is shared by all Segment Options to which you have allocated funds. You will incur an Equity Adjustment if your Annuity Date occurs when not all Segment Options to which you have allocated funds have reached a Segment End Date.

    The amount applied under the Settlement Option must be at least $5,000. If the Contract Value as of the Annuity Date is less than $5,000, the full Contract Value will be paid in a lump sum.

    Payments made quarterly, semiannually, or annually may be elected in lieu of monthly payments. Payments less than $100 will only be made annually.

Settlement Options
    No future payments under any option, except as provided by law, may be assigned or transferred.

Option 1: Life Annuity

Monthly payments will be made during the lifetime of the Annuitant. The monthly payments will cease on the death of the Annuitant. No payments will be due after the death of the Annuitant. If the Annuitant dies shortly after the Annuity Date, you or the payee you designate may receive less than your investment in the Contract. This means you or the payee you designate will receive no payments if the Annuitant dies before the first scheduled payment, will receive only one payment if the Annuitant dies before the second scheduled payment, and so on.

    Option 2: Life Annuity with Guaranteed Period

    Monthly payments will be made for the longer of the guaranteed period elected and the lifetime of the Annuitant. The guaranteed periods are 5, 10, 15 or 20 years, or any other period agreed upon in writing by us. After the guaranteed period, payments will cease on the death of the Annuitant, and no payments will be due after the death of the Annuitant. If the Annuitant dies during the guaranteed period, payments will continue to be made to you or a payee you designate until the end of the guaranteed period.

Option 3: Installment Refund Life Annuity

    Monthly payments will be made for the installment refund period and thereafter for the lifetime of the Annuitant. The installment refund period is the period required for the sum of the payments to equal the total amount applied under this option. After the installment refund period, payments will cease on the death of the Annuitant, and no payments will be due after the death of the Annuitant. If the Annuitant dies during the installment refund period, no payments will be due after the installment refund period.

    Option 4: Joint and Last Survivor Annuity

    Monthly payments will be made for the joint lifetime of two Annuitants and in an equal amount during the remaining lifetime of the survivor. Payments will cease on the death of the last survivor. No payments will be due after the death of the last survivor. Payments may also be made during the lifetime of the survivor in an amount equal to two-thirds or one-half of the payment made during the joint lifetime of the two persons. If both Annuitants die shortly after the Annuity Date, you or the payee you designate may receive less than your investment in the Contract. This means you or the payee you designate will receive no payments if the Annuitants die before the first scheduled payment, will receive only one payment if the Annuitants die before the second scheduled payment, and so on.

    Option 5: Fixed Period Annuity

    Monthly payments will be made for the fixed period elected. Payments will cease at the end of the fixed period and no further payments will be due. Any period from 5 to 30 years may be elected; however, fixed periods shorter than ten years are only available as a Death Benefit Settlement Option.

    The options described above may not be offered in all states. We may offer other Settlement Options. If your Contract is a Qualified IRA annuity contract or you purchase the Contract through an IRA Account, not all options may satisfy Required Minimum Distribution rules. Consult your tax advisor for more information.

    Annuity Payments will start on the Annuity Date and continue based on the Settlement Option you elect. If the Annuitant is not an Owner and dies prior to the Annuity Date, you may modify your Selected Settlement Option and designate a new Annuitant prior to the Annuity Date, subject to our underwriting rules then in effect. If no designation is made within 30 days of death of the Annuitant, the younger of you or any Joint Owner will become the Annuitant. The substituted Annuitant will be used to determine the payments for Option 1, Option 2, Option 3, and Option 4, if selected.

Death of Owner on or after the Annuity Date
    If any Owner (or an Annuitant where the Owner is a non-natural person) dies on or after the Annuity Date and before the entire interest in the Contract has been distributed, any remaining interest in the Contract will be distributed under the method of distribution being used on the date of death. Annuity payments will be made to the Owner or a payee designated by the Owner. If the Annuitant/Joint Annuitants die after annuity payments start and the Owner survives the Annuitant(s), any further annuity payments owed will be paid to the Owner and, if the Owner dies thereafter, to the Beneficiary.

12. Principal Risks of Investing in the Contract
Your Contract has various risks associated with it. We list these risk factors below, as well as other important information you should know before purchasing a Contract.

Risk of Loss
    Amounts allocated to Index-Linked Segment Options will fluctuate in value based on the performance of the Reference Index. You may lose money, including your principal and previously credited Segment Credits. Such losses may be substantial, depending on the performance of the Reference Index and the Index-Linked Segment

Options to which you allocate your Purchase Payment. Due to negative index performance, Segment Credits on Index-Linked Segment Options may be negative after application of the Buffer Rate, and you bear the portion of the loss that exceeds the Buffer Rate.

Potential for Significant Loss on Index-Linked Segment Options
    If there is a steep decline in the Reference Index, the risk of loss due to negative Segment Credits could be significant on an Index-Linked Segment Option. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Segment Credit percentage may be as low as -90%, which could lead to a substantial loss of principal and previously credited Segment Credits. Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 10%, 20%, or 30%. All Index-Linked Segment Options are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 90% (with a 10% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 10%.

Buffer Rate	Lowest Potential Negative Segment Credit due to poor Reference Index performance
10%	-90%
20%	-80%
30%	-70%

Even with a 10% Buffer, any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Such losses of principal and previously credited Segment Credits may be significant. It is possible to lose your entire investment. Please see “The Insurance Company and Investment Options” section for further details.

The risk of loss on the Performance Blend Buffer Segment Option may differ from other Point-to-Point Buffer Segment Options based on a single Reference Index because the Segment Credit applied on the Performance Blend Buffer Segment Option is based on the ranked and weighted performance of three Indices, which may have different returns.

Index Performance Used to Calculate Segment Credits is Based Only on the Segment Start Date and Segment End Date
    The Index Change or Aggregate Index Change used in the determination of Segment Credits for Index-Linked Segment Options using the Point-to-Point Crediting Method, Performance Blend Crediting Method, Trigger Crediting Method, Dual Trigger Crediting Method, or Dual Direction Crediting Method reflects only the difference in the value of the Reference Index on the Segment Start Date and the Segment End Date. Therefore, the Segment Credit will be different than and could be significantly lower than the performance of the Reference Index at intermediate points during or through most of the Segment Term Period.

Withdrawal Increases Risk of Loss
    The risk of loss becomes greater if you take a Withdrawal or surrender the Contract. The Equity Adjustment, which is included on Withdrawals and surrenders from Index-Linked Segment Options before the Segment End Date, may be negative even when the value of the Reference Index has increased or has declined less than the Buffer Rate. If the applicable Equity Adjustment is negative at the time of a Withdrawal, the reduction in the Base Contract Value as a result of the deduction of the Proportional Withdrawal will be greater than the net proceeds you receive. This will also reduce your future growth potential because any subsequent positive Segment Credits will be lower due to the reduction in the Base Contract Value. The Interest Adjustment, which applies during the first six Contract Years, will be negative if interest rates have risen since your Contract Date. The Interest Adjustment will only be applied to the portion of a surrender or Withdrawal that is subject to a Withdrawal Charge, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account.

During the first six Contract Years, the Withdrawal Charge will further reduce proceeds payable on a Withdrawal greater than the Free Withdrawal amount or on a surrender of the Contract. If you request a specific amount as the net proceeds of a Withdrawal, we will determine the Withdrawal and Proportional Withdrawal needed to achieve this result.

Liquidity Risk
    We designed the Contract to be a long-term investment, which you can use to help build and provide income for retirement. As such, it is not suitable as a short-term investment vehicle. You may withdraw up to 10% of your Contract Value as of the prior Segment Anniversary annually without incurring a Withdrawal Charge. An Equity Adjustment will be included on Withdrawals from an Index-Linked Segment Option on any date other than a Segment End Date. An Interest Adjustment will apply if you take a Withdrawal on which a Withdrawal Charge applies at any time during the first six Contract Years, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account.

    Segment Credits for Index-Linked Segment Options are credited to the Base Segment Value on the Segment End Date. The method we use to calculate Contract Value, which includes any applicable Equity Adjustment, available for Withdrawals from an Index-Linked Segment Option on any day other than a Segment End Date may result in an amount that is less than the amount you would receive if you waited until the Segment End Date to withdraw funds. Even if the performance of the Reference Index has been positive during the Segment Term Period, or losses are within the Buffer Rate for an Index-Linked Segment Option, the Contract Value and/or Interest Adjustment applied to Withdrawal proceeds may be negative until the Segment End Date.

Changes to Cap Rates, Participation Rates, Downside Participation Rates, Buffer Rates, Trigger Rates, and Annual Interest Rates
    The Buffer Rate on available Index-Linked Segment Options is stated in your Contract Schedule and will not change after the Contract Date. Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates may vary from one Segment Term Period to another. The Cap Rate or Trigger Rate may limit your participation in any increases in the underlying Reference Index associated with a Segment Option and could cause your returns to be lower than if you had invested in a mutual fund or exchange-traded fund designed to track the performance of the applicable Reference Index.

    We declare a Cap Rate for each new Segment Term Period for Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Options. The Cap Rate for a new Segment Term Period may be higher, lower, or equal to the Cap Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Cap Rate declared for a new Segment Term Period will be lower than you would find acceptable. The Cap Rate will always be at least 4% on any Segment Option we establish under the Contract. Specifically, we guarantee that the minimum Cap Rate for each Index-Linked Segment Option will never be less than the values stated in the table below for each combination of Segment Term Period and Buffer Rate.

Term	Buffer Rate	Minimum Cap Rate
1-Year	20%	4.00%
	10%	5.00%
2-Year	20%	8.00%
	10%	10.00%
6-Year	30%	18.00%
	20%	24.00%
	10%	30.00%

We declare a Participation Rate for each new Segment Term Period for Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Options, subject to a minimum Participation Rate of 100%. The Participation Rate for a new Segment Term Period may be higher, lower, or equal to the Participation Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable. The Participation Rate will always be at least 100% on any Segment Option we establish under the Contract.

We declare a Downside Participation Rate for each new Segment Term Period for Dual Direction Buffer Segment Options, subject to a minimum Downside Participation Rate of 100%. The Downside Participation Rate for a new Segment Term Period may be higher, lower, or equal to the Downside Participation Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Downside Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable. The Downside Participation Rate will always be at least 100% on any Segment Option we establish under the Contract.

We declare a Trigger Rate for each new Segment Term Period for Trigger Buffer Segment Options and Dual Trigger Buffer Segment Options. The Trigger Rate for a new Segment Term Period may be higher, lower, or equal to the Trigger Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Trigger Rate declared for a new Segment Term Period will be lower than you would find acceptable. The Trigger Rate will always be at least 5% on any Segment Option we establish under the Contract. Specifically, we guarantee that Trigger Rates for Trigger Buffer and Dual Trigger Buffer Segment Options will never be less than the values stated in the table below for each combination of Segment Term Period and Buffer Rate.

Term	Buffer Rate	Minimum Trigger Rate
Trigger Buffer Segment Options
1-Year	10%	5.00%
Dual Trigger Buffer Segment Options
1-Year	10%	5.00%
6-Year	30%	18.00%
	20%	24.00%
	10%	30.00%

    We declare an Annual Interest Rate for each new Segment Term Period for the Fixed Segment Option, subject to a minimum Annual Interest Rate of 1.00%. The Annual Interest Rate for a new Segment Term Period may be higher, lower, or equal to the Annual Interest Rate for the current Segment Term Period. If it is lower, it will reduce the amount of Segment Credit you will receive. You risk the possibility that the Annual Interest Rate declared for a new Segment Term Period will be lower than you would find acceptable.

Risks Associated with Performance Lock and Re-Entry
If a Performance Lock is exercised:
•It is irrevocable.
•You will no longer participate in the performance of the Reference Index, whether positive or negative, for the remainder of the Segment Term Period for the locked Index-Linked Segment Option.
•The Equity Adjustment will not cause any further change in the Segment Value from the Performance Lock Date until the earlier of (1) the Business Day that we process a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock.

•You will not receive a Segment Credit for the locked Index-Linked Segment Option at the end of its current Segment Term Period. From the Performance Lock Date until the earlier of (1) the Business Day that we process a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock, the locked Segment Value will earn interest at the current Annual Interest Rate used for the Fixed Segment Option. The Annual Interest Rate may be as low as 1.00%.
•We will lock in the next calculated Segment Value after we receive your request in Good Order. As this value is calculated at the end of the Business Day, this means you won't be able to determine your Segment Value in advance. Therefore, your Segment Value may be higher or lower than it was at the point in time you requested a Performance Lock.
•We will not provide advice or notify you regarding whether you should exercise a Performance Lock or Re-Entry Request or the optimal time for doing so. We will also not warn you if you exercise a Performance Lock or Re-Entry Request at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to exercise a Performance Lock or Re-Entry Request.
•There may not be an optimal time to exercise a Performance Lock and Re-Entry Request during a Segment Term Period. It may be better for you if you do not exercise a Performance Lock or submit a Re-Entry Request. It is impossible to know with certainty whether or not a Performance Lock or Re-Entry Request should be exercised.
•If a Performance Lock is exercised when your Segment Value has declined from the amount invested in the Segment Option on the Segment Start Date, you will lock in any loss and may receive less than the full protection of the Buffer Rate. It is possible that you would have realized less of a loss or no loss if the Performance Lock had occurred at a later time, or if the Segment Option was not locked. Because the Segment Value includes the Equity Adjustment, the Segment Value may be less than the Base Segment Value on the Segment Start Date even when the value of the Reference Index has increased or has declined by less than the Buffer Rate. Under extreme circumstances, you could lose up to 100% of your investment from a negative Equity Adjustment on money allocated to an Index-Linked Segment Option.
•If you take a Withdrawal and do not instruct us otherwise, we will take the Withdrawal first from the Fixed Segment Option, and then pro rata from the Index-Linked Segment Options, starting with those with the shortest Segment Term Period. Any Withdrawals taken from a locked Index-Linked Segment Option after the exercise of a Performance Lock will not receive any adjustment from that Segment Option's Equity Adjustment beyond what they already locked in on the Performance Lock Date (though any applicable Interest Adjustment and Withdrawal Charges will still apply). Therefore, net proceeds from Withdrawals may be lower than they would have been if the Performance Lock had not been exercised and Withdrawals had been taken from an Index-Linked Segment Option that wasn't locked.
•There are limits on Re-Entry Requests. A Re-Entry Request may be made no later than 14 calendar days prior to the next Segment Anniversary. The number of Re-Entry Requests that may be made on locked Index-Linked Segment Options in a single Segment Year may not exceed 16. After the maximum is reached, you may not make a Re-Entry Request on any locked Index-Linked Segment Option for the remainder of the Segment Year. These limitations mean you may not be able to take advantage of positive changes to Index values during the 14 calendar days prior to the next Segment Anniversary, or the time between your sixteenth Re-Entry Request and the next Segment Anniversary, which may limit your return potential.
•If you exercise a Performance Lock, the Segment Value will be re-allocated to one or more Segment Options at the earlier of the next Segment Anniversary or us receiving a valid Re-Entry Request, and will be subject to a new Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate, as applicable. The rates for the new Segment Option(s) may be less than the rates received in the current Segment Term Period.
•A Re-Entry Request may not transfer Segment Value into any Segment Option with a 6-year Segment Term Period. This limitation means you will not be able to allocate funds to any Segment Option with a 6-year Segment Term Period until the next Segment Anniversary.

Risks Associated with Indices
    Index-Linked Segment Options do not directly participate in the returns of the underlying securities of any Reference Index. Price return Indices do not include dividends that may become payable on the underlying securities, and would have a higher Index Change if the dividends from the underlying securities were included.

    The historical performance of the Indices does not guarantee future results. The S&P 500® Index, the Russell 2000® Index, the MSCI EAFE Index, and the Nasdaq-100® Index are each comprised of a collection of equity securities. For each Index, the value of the component securities is subject to market risk, or the risk that market fluctuations may cause the value of the component securities to go up or down, sometimes rapidly and unpredictably. During periods of market stress, the component securities may move in the same direction, causing the Index to go up or down rapidly and unpredictably. In addition, the value of the component securities may decline for reasons directly related to the issuers of the securities.

There is no guarantee that a Reference Index will be available for the entire term of your Contract. If a Reference Index is substituted with a comparable Reference Index, there is a risk that the performance of the new Reference Index may not be as good as the performance of the existing Reference Index as measured from the date of substitution to the end of the Segment Term Period. As a result, funds allocated to the substituted Reference Index may earn a return that is lower than the return they would have earned if the Reference Index were not substituted.

S&P 500® Price Return Index
    The S&P 500® Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, especially during periods of economic expansion. See the “The Insurance Company and Investment Options” section for more information.

Russell 2000® Price Return Index
    The Russell 2000® Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. See the “The Insurance Company and Investment Options” section for more information.

MSCI EAFE Price Return Index
    The MSCI EAFE Index is an equity Index that captures large and mid-cap representation across developed markets around the world. The securities comprising the MSCI EAFE Price Return Index are subject to the risks related to investments in foreign markets (e.g. increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). In general, foreign markets may be less liquid, more volatile, and subject to less government supervision than domestic markets. See the “The Insurance Company and Investment Options” section for more information.

Nasdaq-100® Price Return Index
The Nasdaq-100® Index is comprised of equity securities of the largest U.S. and non-U.S. companies listed on The Nasdaq Stock Market, including companies across all major industry groups except the financial industry. To the extent that the Nasdaq-100® Index is comprised of securities issued by companies in a particular sector, that company’s securities may not perform as well as companies in other sectors or the market as a whole. For example, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. Also, any component securities issued by non-U.S. companies (including related depository receipts) are subject to the risks related to investments in foreign markets (e.g. increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). See “The Insurance Company and Investment Options” section for more information.

Availability of Segment Options
Upon the expiration of each Segment Term Period, the Base Segment Value will be reallocated to the same Segment Option, unless you instruct otherwise. If an expiring Segment Option is no longer available, the Base Segment Value will be transferred to the Fixed Segment Option, unless you instruct otherwise. Performance Blend Buffer Segment Options and Dual Trigger Buffer Segment Options with a 6-year Segment Term Period are only available on the Initial Segment Start Date.

Our Financial Strength and Claims-Paying Ability
    As an insurance company, we are required by state law to hold a specified amount of reserves in order to meet all contractual obligations of our General Account to Owners. We monitor our reserves so that we hold sufficient amounts to meet actual or expected Contract or claims payments. It is important to note, however, that there is no guarantee that we will always be able to meet our claims paying obligations and that there are risks to purchasing any insurance product. We encourage both existing and future Owners to read and understand our financial statements, prepared in accordance with accounting practices prescribed and permitted by the New York Department of Financial Services, which are included in the Statement of Additional Information.

    No Company other than Athene Annuity & Life Assurance Company of New York has any legal responsibility to pay amounts owed under the Contracts. You should look to the financial strength of the Company for its claims paying ability to pay amounts owed under the Contract.

The General Account holds all our assets other than the assets of our Separate Accounts. The General Account assets support the guarantees under the Contracts as well as our other general obligations. Assets in the General Account are not segregated for the benefit of any particular Contract or obligation. General Account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as payment of salaries, rent and ordinary business expenses.

Reliance on Rule 12h-7
The Company relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.

Regulatory Protection
    The Company is not an investment company and is not registered as an investment company under the Investment Company Act of 1940. The protections provided to investors by that Act are not applicable to the Contract.

No Ownership of Underlying Securities
    Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the Indices, nor is it equivalent to directly investing in such securities. Hence, you will not be investing in the Reference Index, in any stock included in the Reference Index, in a mutual fund or exchange-traded fund that tracks the Reference Index, or any underlying securities.

The Separate Account
    The Separate Account is the non-unitized separate account, established by the Company under New York law, in which we hold reserves for Index-Linked Segment Options we provide under the Contract. We will maintain assets in the Separate Account with an aggregate value at least equal to the reserves and other Contract liabilities of the Separate Account. Owners do not participate in the performance of assets held in the Separate Account and do not have any claim on such assets. The obligations under this Contract are independent of the investment performance of the Separate Account and are obligations of the Company. The Separate Account is not registered under the Investment Company Act of 1940. The Separate Account complies with New York law and has been authorized by the New York Department of Financial Services.

    We own the assets of the Separate Account, as well as any favorable investment performance on those assets. We are obligated to pay all money we owe under the Contract. If the assets in the Separate Account are insufficient to pay when due amounts guaranteed under the Contracts, the General Account may fund shortfalls in the Separate Account or guarantee the performance of such obligations by making such payments. Any excess in assets in the Separate Account over the amount which qualifies to be applied against the reserves and other liabilities under the Contract may be transferred to the General Account.

    General Account assets support guarantees under the Contract as well as our other general obligations. General Account assets are not segregated for the benefit of any particular Contract or obligation. We guarantee all benefits relating to your value in the Contract, regardless of whether assets supporting it are held in the Separate Account or our General Account. You should look to the financial strength of the Company for its claims-paying ability to pay amounts owed under the contract.

Cybersecurity and Business Continuity Risk
    Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information systems failure (e.g. hardware and software malfunctions) and cyberattacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service on our website, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyberattacks affecting us, the Indices, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyberattacks may interfere with our processing of Contract transactions, including the processing of transfer requests, impact our ability to calculate Base Segment Values or Segment Values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines, litigation, and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the underlying securities in which the Indices invest, which may cause the Indices in your Contract to lose value. We may not be able to anticipate, detect, repel or implement effective preventative measures against all such threats, particularly because the techniques used are constantly evolving and increasingly sophisticated.

All of these risks are also applicable where the Company relies on third-party suppliers to provide products and services to the Company’s customers. While the Company requires critical third party suppliers to implement and maintain effective cybersecurity and data protection measures, we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects that could result in a disruption to our information technology systems or third party information technology systems that support the Company's insurance products. Our ability to monitor these third parties’ information securities practices is limited, and these third party suppliers may not have adequate information security measures in place. In addition, if one of the Company’s third party suppliers suffers a security breach, which has happened in the past, the Company's ability to respond may be limited because we do not have direct access to the third party’s supplier’s systems, logs and other information related to the security breach.

    Other disruptive events, including but not limited to natural disasters and public health crises may adversely affect our ability to conduct business, including if our employees or employees of service providers are unable to perform their responsibilities as a result of such event. Cybersecurity breaches and other disruptions to our business can interfere with our processing Contract transactions, such as the processing of transfers between Segment Options on the Segment End Date, impact our ability to calculate the various components of Contract Value, cause the release of confidential information, or other operational issues.

Company Related Risk Factors
Risks Relating to Business Operations

The Company’s financial condition, results of operations, liquidity and cash flows depend on the accuracy of our management’s assumptions and estimates, and we could experience significant gains or losses if these assumptions and estimates differ significantly from actual results.

    The Company makes and relies on certain assumptions and estimates regarding many matters related to its business, including valuations, interest rates, investment returns, expenses and operating costs, tax assets and liabilities, tax rates, business mix, surrender activity, mortality and contingent liabilities. The Company also uses these assumptions and estimates to make decisions crucial to its business operations, including establishing pricing, target returns and expense structures for its products and pension group annuity transactions; determining the amount of reserves it is required to hold for its policy liabilities; determining the price it will pay to acquire or reinsure business; determining the hedging strategies we employ to manage risks to its business and operations; and determining the amount of regulatory and rating agency capital it must hold to support its business. The factors influencing these assumptions and estimates cannot be calculated or predicted with certainty, and if these assumptions and estimates differ significantly from actual outcomes and results, the Company’s financial condition, result of operations, liquidity and cash flows may be materially and adversely affected. Certain of the assumptions relevant to the Company's business are discussed in greater detail below.

•Insurance Products and Liabilities. Pricing of the Company’s annuity and other insurance products, whether issued by the Company or acquired through reinsurance or acquisitions, is based upon assumptions about persistency, mortality and the rates at which optional benefits are elected. A factor which may affect persistency for some of the Company's products is the value of guaranteed minimum benefits. An increase in the value of guaranteed minimum benefits could result in the Company's policies remaining in force longer than we have estimated, which could adversely affect the Company's results of operations. This could be caused by extended periods of poor equity market performance and/or low interest rates, developments affecting customer perception and other factors outside the Company's control. Alternatively, the Company's persistency estimates could be negatively affected during periods of rising equity markets or interest rates or by other factors outside the Company's control, which could result in fewer policies remaining in force than estimated. Therefore, the Company's results will vary based on deviations from expected policyholder behavior.
If emerging or actual experience deviates from the Company’s assumptions, such deviations could have a significant effect on the Company's business, financial condition, results of operations, liquidity and cash flows. For example, a significant portion of the Company’s in-force and newly issued products contain riders that offer guaranteed lifetime income or death benefits. These riders expose the Company to mortality, longevity and policyholder behavior risks. If actual utilization of certain rider benefits is adverse when compared to the Company’s estimates used in setting its reserves for future policy benefits, these reserves may prove to be inadequate and the Company may be required to increase such reserves. More generally, deviations from the Company's pricing expectations could result in the Company earning less of a spread between the investment income earned on the Company's assets and the interest credited to such products and other costs incurred in servicing the products, or may require the Company to make more payments under certain products than it had projected.
•Determination of Fair Value. The Company holds securities, derivative instruments and other assets and liabilities that must be, or at the Company's election are, measured at fair value. Fair value represents the anticipated amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction. The determination of fair value involves the use of various assumptions and estimates, and considerable judgment may be required to estimate fair value. Accordingly, estimates of fair value are not necessarily indicative of the amounts that could be realized in a current or future market exchange. As such, changes in, or deviations from, the assumptions used in such valuations can significantly affect the Company’s financial condition and results of operations. During periods of market disruption, including periods of rapidly changing credit spreads or illiquidity, if trading becomes less frequent or market data becomes less observable, it will likely be difficult to value certain of the Company’s investments. Further, rapidly changing credit and equity market conditions could materially impact the valuation of investments as reported within the Company's financial statements, and the period-to-period changes in value could vary significantly. Even if the Company’s assumptions and valuations are accurate at the time that they are made, the market value of the Company’s investments could subsequently decline, which could materially and adversely impact the financial condition, results of operations or cash flows.
•Hedging Strategies. The Company uses, and may in the future use, derivatives and reinsurance contracts to hedge risks related to current or future changes in the fair value of its assets and liabilities; current or future changes in cash flows; changes in interest rates, equity markets and credit spreads; the occurrence of credit defaults; foreign currency fluctuations; and changes in mortality and longevity. The Company uses equity derivatives to hedge the liabilities associated with its indexed annuities. The Company’s hedging strategies rely on assumptions and projections regarding the Company’s assets and liabilities, as well as general market factors and the creditworthiness of the Company’s counterparties, any or all of which may prove to be incorrect or inadequate. Additionally, the derivatives market has become the subject of comprehensive regulation, which may impact the availability and cost of derivatives that we use. Accordingly, the Company’s ability to hedge and its hedging activities may be adversely impacted or not have the desired impact. The Company may also incur significant losses on hedging transactions.
•Financial Statements. The preparation of the consolidated financial statements of the Company requires management to make various estimates and assumptions that affect the amounts reported therein. These significant estimates and assumptions include, but are not limited to, the fair value of investments; impairment of investments and allowances for expected credit losses; derivatives valuation, including embedded derivatives; future policy benefit reserves; market risk benefit assets and liabilities; consolidation of VIEs; and income taxes. The estimates and assumptions required for these calculations involve judgment and by nature are imprecise and subject to changes and revisions over time. Accordingly, the Company’s financial condition and results of operations may be adversely affected if actual results differ from the estimates we use or if assumptions are materially revised.

The Company relies significantly on third parties for various services, and the Company may be held responsible for obligations that arise from the acts or omissions of third parties under the third parties’ respective agreements with the Company if the third parties are deemed to have acted on the Company’s behalf.

The Company relies significantly on third parties to provide various services that are important to the Company’s business, including investment, distribution and administrative services. As such, the Company’s business may be affected by the performance of those parties. Additionally, the Company’s operations are dependent on various technologies, some of which are provided or maintained by certain key outsourcing partners and other parties.

Many of the Company’s products and services are sold through third-party intermediaries. In particular, the Company is reliant on such intermediaries to describe and explain these products and services to potential customers, and although the Company takes precautions to avoid this result, such intermediaries may be deemed to have acted on its behalf. If that occurs, the intentional or unintentional misrepresentation of the Company’s products and services in advertising materials or other external communications, or inappropriate activities by an intermediary or personnel employed by an intermediary could result in liability for the Company and have an adverse effect on its reputation and business prospects, as well as lead to potential regulatory actions or litigation involving or against the Company. In addition, the Company relies on third-party administrators (“TPAs”) to administer a portion of its annuity contracts, as well as its legacy life insurance business. Some of the Company’s reinsurers also use TPAs to administer business which the Company reinsures to them. To the extent any of these TPAs do not administer such business appropriately, the Company may experience customer complaints, regulatory intervention and other adverse impacts, which could affect its future growth and profitability. If any of these TPAs or their employees are found to have made material misrepresentations to the Company’s policyholders, violated applicable insurance, privacy or other laws and regulations or otherwise engaged in misconduct, the Company could be held liable for their actions and be subject to regulatory scrutiny, which could adversely affect the Company’s reputation, business prospects, financial condition, results of operations, and cash flows.

Additionally, past or future misconduct by the Company’s agents that distribute the Company's products or by employees of the Company's vendors could result in violations of law by the Company, regulatory sanctions and/or serious reputational or financial harm and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. Although the Company employs controls and procedures designed to monitor associates’ business decisions and to prevent the Company from taking excessive or inappropriate risks, associates may take such risks regardless of such controls and procedures.

Risks Relating to Market and Credit Risk

The Company is dependent on a reinsurance arrangement with AAIA.

The Company has entered into a coinsurance funds withheld agreement (“FWH Agreement”) with Athene Annuity and Life Company (“AAIA”). Pursuant to the FWH Agreement, the Company cedes to AAIA a 90% quota share of certain portions of its retail annuity business. The Company does not expect to cede to AAIA or any other affiliate any liabilities arising out of the Contract. Under the FWH Agreement, the Company transfers the reserves to AAIA and is required to establish a funds withheld account at the inception of the reinsurance relationship with assets equal to the gross statutory reserves corresponding to the ceded business (the “Reserves”). Payments on the liabilities ceded by the Company are made from the applicable funds withheld account when due. To the extent that the assets maintained in the funds withheld account are less than the corresponding Reserves, AAIA is required to transfer assets to the Company to be deposited into the applicable funds withheld account upon settlement. Should AAIA fail to make any such transfer, the Company’s ability to make payments on a ceded liability could be adversely affected. Due to the FWH Agreement, the amount of capital and surplus that the Company is required to maintain is less than what would be required if the insurance liabilities were not ceded to AAIA. Therefore, the Company may have fewer assets available to make payments under its insurance liabilities in the event of a default by AAIA., The Company remains primarily liable for the policies ceded to AAIA and may have fewer assets available to make payments under its insurance liabilities in the event of a default by AAIA. AAIA, on the one hand, and the Company, on the other hand, may agree to modify or terminate the FWH Agreement without the consent of policyholders, and such modification or termination may be detrimental to the interests of such policyholders and the Company’s ability to satisfy its financial obligations may be adversely affected.

Risks Relating to Liquidity and Regulatory Capital

As a financial services company, the Company is exposed to liquidity risk, which is the risk that the Company is unable to meet near-term obligations as they come due.

Liquidity risk is a manifestation of events that are driven by other risk types (e.g. market, policyholder behavior, operational). A liquidity shortfall may arise in the event of insufficient funding sources or an immediate and significant need for cash or collateral. In addition, it is possible that expected liquidity sources, such as the Company's credit facilities, may be unavailable or inadequate to satisfy the liquidity demands described below. In particular, adverse economic and geopolitical conditions, including the armed conflicts between Russia and Ukraine, and in the Middle East, inflationary pressures and corresponding actions taken by the US Federal Reserve, plateauing or slowing economic growth, evolving global tariff or trade policies, and sanctions imposed on Russia by the US and other countries, continue to contribute to volatility in the financial markets. These developments may restrict the liquidity sources available to the Company and may also increase the Company's liquidity needs. The Company primarily has liquidity exposure through its collateral market exposure, asset liability mismatch, dependence on the financial markets for funding and funding commitments. If a material liquidity demand is triggered and the Company is unable to satisfy the demand with the sources of liquidity readily available to us, it may have a material adverse impact on the Company's business, financial condition, results of operations, liquidity and cash flows.

General Risk Factors

The Company may be the target or subject of, and may be required to defend against or respond to, litigation, regulatory investigations, enforcement actions or reputational harm.

The Company operates in an industry in which various practices are subject to potential litigation, including class actions, and regulatory scrutiny. The Company, like other financial services companies, is involved in litigation and arbitration in the ordinary course of business and may be the subject of regulatory proceedings (including investigations and enforcement actions). Plaintiffs may seek large or indeterminate amounts of damages in litigation and regulators may seek large fines in enforcement actions. Given the large or indeterminate amounts sometimes sought, and the inherent unpredictability of litigation and enforcement actions, it is possible that an unfavorable resolution of one or more matters could have a material and adverse effect on the Company’s business, financial condition, results of operations and cash flows. Even if we ultimately prevail in any litigation or receive positive results from investigations, the Company could incur material legal costs or its reputation could be materially adversely affected.

13. Taxes
This section provides a summary explanation of the tax ramifications of owning a Contract. We do not provide individual tax advice. You should contact your tax advisor to discuss your Contract’s effects on your personal tax situation. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a Contract.

Tax Status of the Contracts
    When you invest in an annuity Contract, you usually do not pay taxes on your investment gains until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income rates. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

If you invest in an annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

A qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a qualified contract.

Taxation of Non-Qualified Contracts
    Required Distributions. In order to be treated as an annuity Contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner’s death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner’s death. These requirements will be considered satisfied as to any portion of an Owner’s interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner’s death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

    The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

    Other rules may apply to Qualified Contracts.

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non- Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule. For example, Contracts held by a trust which holds the annuity contract as an agent for a natural person are treated as annuity contracts. Purchasers who are not natural persons should consult their own tax counsel or other tax adviser before purchasing the Contract.

    Natural Persons. The following discussion generally applies to Contracts owned by natural persons.

    Withdrawals. When a Withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner’s investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. The account value immediately before a Withdrawal may have to be increased by any positive Interest and/or Equity Adjustments that result from a Withdrawal. There is, however, no definitive guidance on the proper tax treatment of Interest and/or Equity Adjustments, and you may want to discuss the potential tax consequences of an Interest and Equity Adjustments with your tax adviser. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract.

    Penalty Tax on Certain Withdrawals. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:
•made on or after the taxpayer reaches age 59½;
•made on or after the death of an Owner;
•attributable to the taxpayer’s becoming disabled; or
•made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

    Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

    Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity Contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

    Partial Annuitization. Under a new tax provision enacted in 2010, if part of an annuity Contract’s value is applied to an annuity option that provides payments for one or more lives or for a period of at least ten years, those payments may be taxed as Annuity Payments instead of Withdrawals. None of the payment options under the Contract is intended to qualify for this “partial annuitization” treatment and, if you apply only part of the value of the Contract to a payment option, we will treat those payments as Withdrawals for tax purposes.

    Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant (if the Owner is a non-natural person). Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.

    Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences. If a Contract is issued for use under a qualified plan, it may not be assigned, pledged or otherwise transferred except as allowed under applicable law.

    Withholding. Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

    Multiple Contracts. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includible in such Owner’s income when a taxable distribution occurs. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax advisor prior to purchasing more than one non-qualified annuity contract in any calendar year.

    Further Information. We believe that the Contracts will qualify as annuity Contracts for Federal income tax purposes and the above discussion is based on that assumption.

Taxation of Qualified Contracts
    The Contract is available for purchase as an Individual Retirement Annuity or it may be purchased by an Individual Retirement Account for the benefit of the Underlying IRA Holder.

The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract and its terms and conditions. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

    Individual Retirement Annuities (IRAs), as defined in Section 408 of the Internal Revenue Code (the “Code”), permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59½, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

    Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

    Required Minimum Distributions. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. There is a 25% excise tax on any shortfall to taking the full RMD for a year, which is reduced to 10% if the shortfall is corrected within two years.

For IRAs, RMDs must begin by an individual’s “applicable age.” For most other Qualified Contracts, distributions generally must begin by the later of the individual’s applicable age or retirement. For individuals who reached age 70 ½ before January 1, 2020, the applicable age is 70 1/2. For individuals who reach age 72 before January 1, 2023, the applicable age is 72. For individuals who reach age 72 after January 31, 2022 and reach age 73 before 2033, the applicable age is 73. If an individual reaches age 74 after 2032, the applicable age is 75. For Roth IRAs or accounts, no RMDs are required during the individual’s lifetime.

RMDs rules also apply after death. Under recent changes to the law, most beneficiaries must take distributions within ten years. Certain “eligible designated beneficiaries” are permitted to take distributions over life or life expectancy. Eligible designated beneficiaries include spouses, disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased individual, and children who have not reached the age of majority. There are additional rules for situations where there is no designated beneficiaries or the beneficiary is a trust.

The details of the RMD rules are extremely complex.You should refer to your Contract, IRA Account or consult a tax advisor for more information about these distribution rules.

    Other Tax Issues. Distributions from Qualified Contracts generally are subject to withholding for the Owner’s federal income tax liability. The withholding rate varies according to the type of distribution and the Owner’s tax status. The Owner will be provided the opportunity to elect not have tax withheld from distributions.

    In the case of a Withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the Contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the Contract” generally equals the amount of any non-deductible Purchase Payment paid by or on behalf of any individual. In many cases, the “investment in the Contract” under a Qualified Contract can be zero.

Federal Estate, Gift and Generation-Skipping Transfer Taxes
    While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning advisor for more information.

    Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity Contract is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

    The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax
    Distributions from non-qualified annuity policies will be considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

Definition of Spouse under Federal Law
    The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s Death Benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Annuity Purchases by Nonresident Aliens and Foreign Corporations
    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity Contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity Contract purchase.

1035 Exchanges
    Under Section 1035 of the Internal Revenue Code, you are permitted in most circumstances to directly transfer amongst annuities. If the transfer does not qualify as a 1035 exchange, you may be subject to federal income tax which does not preclude the potential for penalties. Both annuities and other tax qualified accounts, including this annuity Contract, may contain early Withdrawals provisions and therefore should be examined carefully. Please consult with your Financial Professional to discuss the costs and benefits. Please note that your Financial Professional will receive a commission if you replace your existing annuity with this annuity Contract.

Possible Tax Law Changes
    Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

Tax Status of the Company
The Company is taxed as a life insurance company under the Code. For Federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

Gifting a Contract
If you transfer ownership of your Contract to a person other than your Spouse or former Spouse incident to divorce, and receive payment less than the Contract’s value, you will be liable for the tax on the Contract’s value above your Purchase Payment not previously withdrawn. The new Contract Owner’s Purchase Payment (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Delayed Annuity Payments
Although there is no guidance in the Federal tax law as to when annuity payments must commence under a non-qualified contract, the IRS could take the position that if annuity payments do not begin or are not scheduled to begin until an advanced age, then the contract should not be treated as an annuity contract for Federal tax purposes. If such was to occur, then the income under the Contract could become currently taxable to the owner.

14. Legal Proceedings
    The Company and its insurance subsidiaries are subject to litigation arising in the ordinary course of their business, including litigation principally relating to their insurance business. The Company cannot provide any assurance that its insurance coverage or that of its insurance subsidiaries will be adequate to cover all liabilities arising out of such claims. The outcomes of legal proceedings and claims brought against the Company or its insurance subsidiaries are subject to significant uncertainty. There is significant judgment required in assessing both the probability of an adverse outcome and the determination as to whether an exposure can be reasonably estimated. In management’s opinion, the ultimate disposition of any current legal proceedings or claims brought against the Company or its insurance subsidiaries will not have a material effect on the Company’s financial condition, results of operations or cash flows. Litigation is, however, inherently uncertain and an adverse outcome from such litigation could have a material effect on the operating results of a particular reporting period. In addition, from time to time, in the ordinary course of business and like others in the insurance and financial services industries, the Company and its insurance subsidiaries receive requests for information from government agencies in connection with such agencies’ regulatory or investigatory authority. Such requests can include financial or market conduct examinations, subpoenas or demand letters for documents to assist the government in audits or investigations. The Company and its insurance subsidiaries review such requests and notices and take appropriate action. The Company and its insurance subsidiaries have been subject to certain requests for information and investigations in the past and could be subject to them in the future.

15. Financial Statements
    The Financial Statements for the Company are incorporated by reference in the Statement of Additional Information. To receive a copy of the Statement of Additional Information free of charge, please contact us or your Financial Professional.

16. Other Information

Assignment
    Unless otherwise restricted by Endorsement or Rider, you may request to assign or transfer your rights under the Contract by Notifying us. To the extent allowed by New York law, we reserve the right to refuse our consent to any assignment at any time on a nondiscriminatory basis. If your Contract is assigned, the assignment will take effect on the date the Notice was signed, subject to any action taken by us before receipt of the Notice. In addition, we assume no responsibility for the validity of an assignment and shall not be liable for any tax consequences you may incur due to the assignment of your Contract. Please see “Owners, Joint Owners” for more details on assignment.

Distribution
Athene Securities, a wholly owned subsidiary of Athene Holding Ltd. (Athene), serves as distributing underwriter for the Contracts. Athene Securities is registered as a broker-dealer with the SEC under the 1934 Act, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry
Regulatory Authority (FINRA). Athene Securities is a member of the Securities Investors Protection Corporation.
You may contact FINRA by calling 1-800-289-9999 or online at www.finra.org for information about Athene
Securities or your broker-dealer and their respective registered persons. An investor brochure that includes information describing FINRA is available both online and through the telephone number.

We have entered into an underwriting agreement with Athene Securities for the distribution of the
Contracts. Athene Securities also may perform various administrative services on our behalf.

We may fund Athene Securities’ operating and other expenses, including overhead, legal and accounting fees, Financial Professional training, compensation for the Athene Securities management team and our internal wholesalers, and other expenses associated with the Contracts. Financial Professionals are also eligible for various benefits, such as production incentive bonuses, and non-cash compensation items that we may provide jointly with Athene Securities. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items.

We offer Contracts on a continuous basis. Contracts are sold only by licensed Financial Professionals in those states where the Contracts may be lawfully sold. Athene Securities does not itself sell the Contracts on a retail basis. Rather, Athene Securities enters into selling agreements with unaffiliated broker-dealer firms (the “selling broker-dealers”) for the sale of the Contracts through those firms and their Financial Professionals. The Financial
Professionals will be registered representatives of the selling broker-dealers that are registered as broker-dealers under the 1934 Act and members of FINRA.

Under the distribution agreement we pay selling commissions to Athene Securities, which Athene
Securities re-allows to the selling broker-dealers. The amount and timing of commissions paid to selling broker dealers may vary depending on the selling agreements and the Contract sold but will not be more than 7% of the Purchase Payment. Some selling broker-dealers may elect to receive a smaller amount of commission at the time of the sale and an ongoing trail commission for as long as the Contract remains in effect or as agreed in the selling agreement. We may pay or allow other promotional incentives or payments to selling broker-dealers in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Financial Professionals who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to the selling broker-dealers in the form of commissions or other compensation, depending on the agreement between the selling broker-dealer and the Financial Professional. The Financial
Professionals are also eligible for various cash benefits, such as bonuses, insurance benefits, and financing arrangements, and non-cash items. Non-cash items include conferences seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise, priority operations support, preferred programs, and other similar items. Sales of the Contracts may help Financial Professionals qualify for such benefits.

We may also pay compensation to wholesaling broker-dealers or other firms or intermediaries, including payments to affiliates of ours, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Financial Professionals of the selling broker-dealers. These allowances may be based on a percentage of the Purchase Payment.

In addition to the compensation described above, we may make additional cash payments, in certain circumstances referred to as “override” compensation, or reimbursements to selling broker-dealers and wholesaling broker-dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all broker-dealers, and the terms of any particular agreement governing the payments may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company’s products on the broker-dealers’ preferred or recommended list, increased access to the selling broker-dealers’ registered representatives for purposes of promoting sales of our products, assistance in training and education of the Financial Professionals, and opportunities for us to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular broker-dealer’s actual or expected aggregate sales of our index-linked annuity Contracts (including the
Contract) and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Financial Professional.

A portion of the payments made to selling firms may be passed to their Financial Professionals. Financial
Professionals may receive cash and non-cash compensation and other benefits. Ask your Financial Professional for further information about what they and their firm may receive in connection with your purchase of a Contract.

Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup commission and other expenses through fees and charges deducted under the Contract.

Owner Questions
    The obligations to the Owner under the Contracts are ours. Please direct your questions and concerns to us at our Administrative Office.

Evidence of Death, Age, Gender, or Survival
    We may require proof of the age, gender, death, or survival of any person or persons before acting on any applicable Contract provision.

Legal Matters
Eversheds Sutherland (US) LLP has provided advice on certain matters relating to the application of federal securities law to the Contracts.

State Regulation
    As a life insurance company organized and operated under the laws of the State of New York, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance. Our books and accounts are subject to review and examination by the New York Department of Financial Services.

Statements
    Account Statements will be provided to you periodically, but not less frequently than annually by us, your IRA custodian, or a designated third party.

Appendix A - Investment Options Available Under the Contract
Index-Linked Segment Options
The following is a list of Index-Linked Segment Options currently available under the Contract. When choosing among offered Segment Options, consider which term lengths, limits on index gains, and limits on index losses may be appropriate for you based on your risk tolerance, liquidity needs, investment horizon, and financial goals. The availability of Segment Options may vary by financial intermediary. Please see “Appendix D - Financial Intermediary Variation Chart” for details.

We may change the features of the Index-Linked Segment Options (including the Reference Index, the current Cap Rate, the current Participation Rate, the current Downside Participation Rate, and the current Trigger Rate), offer new Index-Linked Segment Options and terminate existing Index-Linked Segment Options. We will provide you with written notice before making any changes other than changes to current Cap Rates, Trigger Rates, Participation Rates, and Downside Participation Rate. Information about current Cap Rates, Trigger Rates, Participation Rates, and Downside Participation Rates are available at www.athene.com/nyamplify3-rates.

Note: Amounts withdrawn from an Index-Linked Segment Option before the Segment End Date will include an Equity Adjustment; amounts withdrawn from any Segment Option during the first six Contract Years that is subject to a Withdrawal Charge will also be subject to an Interest Adjustment, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. These adjustments may result in a significant reduction of your Contract Value that could exceed any protection from Index loss that would be in place if you waited until the end of the Segment Term Period. Additionally, the resulting Proportional Withdrawals will reduce your Base Contract Value and the potential for positive Segment Credits that you may receive. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn. Any amounts withdrawn could also result in significant reductions to your Death Benefit and other benefits available under the Contract.
See “Index-Linked Segment Options” of the prospectus for a description of the Index-Linked Segment Option features and “Charges and Adjustments” of the prospectus for more information about any applicable Equity Adjustment and the Interest Adjustment.

Reference Index[1]	Type of Index	Segment Term Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of Segment Term Period)	Minimum Limit on Index Gain (for the life of the Index-Linked Segment Option)
S&P 500® (SPX)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	5.00% Cap Rate
100% Participation Rate
S&P 500® (SPX)	Market Index	1-Year	Point-to-Point	20% Buffer Rate	4.00% Cap Rate
100% Participation Rate
Nasdaq-100® (NDX)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	5.00% Cap Rate
100% Participation Rate
Nasdaq-100® (NDX)	Market Index	1-Year	Point-to-Point	20% Buffer Rate	4.00% Cap Rate
100% Participation Rate
Russell 2000® (RTY)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	5.00% Cap Rate
100% Participation Rate
MSCI EAFE (MXEA)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	5.00% Cap Rate
100% Participation Rate
S&P 500® (SPX)	Market Index	1-Year	Trigger	10% Buffer Rate	5.00% Trigger Rate
S&P 500® (SPX)	Market Index	1-Year	Dual Trigger	10% Buffer Rate	5.00% Trigger Rate

Reference Index[1]	Type of Index	Segment Term Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of Segment Term Period)	Minimum Limit on Index Gain (for the life of the Index-Linked Segment Option)
S&P 500® (SPX)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	10.00% Cap Rate
100% Participation Rate
S&P 500® (SPX)	Market Index	2-Year	Point-to-Point	20% Buffer Rate	8.00% Cap Rate
100% Participation Rate
Nasdaq-100® (NDX)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	10.00% Cap Rate
100% Participation Rate
Nasdaq-100® (NDX)	Market Index	2-Year	Point-to-Point	20% Buffer Rate	8.00% Cap Rate
100% Participation Rate
Russell 2000® (RTY)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	10.00% Cap Rate
100% Participation Rate
MSCI EAFE (MXEA)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	10.00% Cap Rate
100% Participation Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	10% Buffer Rate	30.00% Cap Rate
100% Participation Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	20% Buffer Rate	24.00% Cap Rate
100% Participation Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	30% Buffer Rate	18.00% Cap Rate
100% Participation Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	10% Buffer Rate	30.00% Cap Rate
100% Participation Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	20% Buffer Rate	24.00% Cap Rate
100% Participation Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	30% Buffer Rate	18.00% Cap Rate
100% Participation Rate
S&P 500® (SPX), Russell 2000® (RTY), MSCI EAFE (MXEA)	Blended Market Index	6-Year	Performance Blend	10% Buffer Rate	30.00% Cap Rate
100% Participation Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Direction	20% Buffer Rate	24.00% Cap Rate
100% Participation Rate
100% Downside Participation Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Trigger	10% Buffer Rate	30.00% Trigger Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Trigger	20% Buffer Rate	24.00% Trigger Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Trigger	30% Buffer Rate	18.00% Trigger Rate
1    Each Reference Index is a price return Index and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and may cause the Reference Index to underperform a direct investment in the securities composing the Index.

The Performance Blend Buffer Segment Option and Dual Direction Buffer Segment Option are available only with a 6-year Segment Term Period. Performance Blend Buffer Segment Options and Dual Trigger Buffer Segment Options with a 6-year Segment Term Period are only available on the Initial Segment Start Date.

The Participation Rate and Downside Participation Rate will always be at least 100% on any Segment Option we establish under the Contract. The Cap Rate will always be at least 4% on any Segment Option we establish under the Contract. The Trigger Rate will always be at least 5% on any Segment Option we establish under the Contract. We reserve the right to offer Index-Linked Segment Options with different types of limits on Index gains.

The Buffer Rate on each currently offered Index-Linked Segment Option is guaranteed not to change for the life of the Contract. Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 10%, 20%, or 30%. All Index-Linked Segment Options are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 90% (with a 10% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 10%.

Buffer Rate	Lowest Potential Negative Segment Credit due to poor Reference Index performance
10%	-90%
20%	-80%
30%	-70%

Fixed Segment Option
The following is the Fixed Segment Option currently available under the Contract. We may change the features of the Fixed Segment Option listed below, offer a new Fixed Segment Option and terminate existing Fixed Segment Options. We will provide you with written notice before doing so. At least one Fixed Segment Option will always be available.

The Annual Interest Rate will never be less than the Minimum Guaranteed Interest Rate. The Minimum Guaranteed Interest Rate is equal to the nonforfeiture rate, calculated to be in compliance with Standard Nonforfeiture Law NYSIL § 4223 for Individual Deferred Annuities, and will never be lower than 1.00%. The initial Minimum Guaranteed Interest Rate is determined according to your Contract Date and is guaranteed until the first Fixed Segment Start Date after the Withdrawal Charge Period, after which it will be redetermined each Fixed Segment Start Date.

If amounts are withdrawn from the Fixed Segment Option during the first six years of the Contract, we will apply an Interest Adjustment to any portion of a Withdrawal that is subject to a Withdrawal Charge, except on Segment Start Dates, Segment End Dates, and when your money is allocated to the Holding Account. This may result in a significant reduction to the net proceeds you receive from the Withdrawal. Withdrawal Charges, taxes, and tax penalties may also apply.

See “Fundamentals of the Fixed Crediting Method” section of the prospectus for a description of the Fixed Segment Option features.

Name	Segment Term Period	Minimum Annual Interest Rate
Fixed Segment Option	1-Year	1.00%

Appendix B - Cash Surrender Value Examples Under Different Equity and Interest Adjustment Scenarios
Example B1
The following table of inputs is used in Example B1, which illustrates various Contract values for select Point-to-Point Buffer Segment Options. Additionally, an implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date. Each example assumes that the Base Segment Value on the Segment Start Date is $100,000.

Each scenario also compares the Equity Adjustment Factor at the time of the calculation to the Segment Credit percentage that would apply on the Segment End Date if the Index Value remains at its current level. This assumption is made for illustrative purposes only. The Index Value will most likely change between the date on which the Contract Value is calculated and the Segment End Date.

	1-Year Point-to-Point Buffer Segment Option	2-Year Point-to-Point Buffer Segment Option	6-Year Point-to-Point Buffer Segment Option
Contract Date
Interest Adjustment Index value	1.00%	1.00%	1.00%
Segment Start Date
Segment Term Period (in Months)	12	24	72
Segment Option Index Value	100	100	100
Participation Rate	100%	100%	100%
Cap Rate	13%	19%	100%
Buffer Rate	10%	10%	20%
Example B1
Time Elapsed Since Contract Date	6	6	6
Time Remaining in Segment Term Period	6	18	66
Base Segment Value (a)	$100,000.00	$100,000.00	$100,000.00
Example B1A: Interest Rates decreased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(15,348.12)	$(15,185.37)	$(15,159.13)
Segment Value (a) + (b) = (c)	$84,651.88	$84,814.63	$84,840.87
Interest Adjustment (d)	$219.12	$665.63	$2,272.14
Withdrawal Charge (e)	$(5,972.15)	$(5,985.17)	$(5,987.27)
Cash Surrender Value (c) + (d) + (e)	$78,898.85	$79,495.09	$81,125.74
Equity Adjustment Factor	-15.35%	-15.19%	-15.16%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-15.00%	-5.00%

Example B1B: Interest Rates decreased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(3,925.70)	$(4,697.61)	$(5,237.30)
Segment Value (a) + (b) = (c)	$96,074.30	$95,302.39	$94,762.70
Interest Adjustment (d)	$222.61	$675.42	$2,303.93
Withdrawal Charge (e)	$(6,885.94)	$(6,824.19)	$(6,781.02)
Cash Surrender Value (c) + (d) + (e)	$89,410.97	$89,153.62	$90,285.61
Equity Adjustment Factor	-3.93%	-4.70%	-5.24%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	0.00%	0.00%
Example B1C: Interest Rates decreased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$10,181.37	$10,676.48	$15,184.60
Segment Value (a) + (b) = (c)	$110,181.37	$110,676.48	$115,184.60
Interest Adjustment (d)	$225.92	$686.42	$2,352.12
Withdrawal Charge (e)	$(8,014.51)	$(8,054.12)	$(8,414.77)
Cash Surrender Value (c) + (d) + (e)	$102,392.78	$103,308.78	$109,121.95
Equity Adjustment Factor	10.18%	10.68%	15.18%
Segment Credit percentage on Segment End Date if Index Value remains at current level	13.00%	19.00%	25.00%
Example B1D: Interest Rates decreased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$6,135.71	$5,545.84	$6,913.63
Segment Value (a) + (b) = (c)	$106,135.71	$105,545.84	$106,913.63
Interest Adjustment (d)	$225.06	$683.11	$2,334.82
Withdrawal Charge (e)	$(7,690.86)	$(7,643.67)	$(7,753.09)
Cash Surrender Value (c) + (d) + (e)	$98,669.91	$98,585.28	$101,495.36
Equity Adjustment Factor	6.14%	5.55%	6.91%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%	10.00%	10.00%
Example B1E: No change in Interest Rates or Index Value
Equity Adjustment (b)	$1,808.28	$948.92	$995.00
Segment Value (a) + (b) = (c)	$101,808.28	$100,948.92	$100,995.00
Interest Adjustment (d)	$0.00	$0.00	$0.00
Withdrawal Charge (e)	$(7,344.66)	$(7,275.91)	$(7,279.60)
Cash Surrender Value (c) + (d) + (e)	$94,463.62	$93,673.01	$93,715.40
Equity Adjustment Factor	1.81%	0.95%	0.99%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	0.00%	0.00%

Example B1F: Interest Rates increased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$6,135.71	$5,545.84	$6,913.63
Segment Value (a) + (b) = (c)	$106,135.71	$105,545.84	$106,913.63
Interest Adjustment (d)	$(223.39)	$(674.70)	$(2,260.89)
Withdrawal Charge (e)	$(7,690.86)	$(7,643.67)	$(7,753.09)
Cash Surrender Value (c) + (d) + (e)	$98,221.46	$97,227.47	$96,899.66
Equity Adjustment Factor	6.14%	5.55%	6.91%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%	10.00%	10.00%
Example B1G: Interest Rates increased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$10,181.37	$10,676.48	$15,184.60
Segment Value (a) + (b) = (c)	$110,181.37	$110,676.48	$115,184.60
Interest Adjustment (d)	$(224.25)	$(677.98)	$(2,277.64)
Withdrawal Charge (e)	$(8,014.51)	$(8,054.12)	$(8,414.77)
Cash Surrender Value (c) + (d) + (e)	$101,942.62	$101,944.38	$104,492.20
Equity Adjustment Factor	10.18%	10.68%	15.18%
Segment Credit percentage on Segment End Date if Index Value remains at current level	13.00%	19.00%	25.00%
Example B1H: Interest Rates increased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(3,925.70)	$(4,697.61)	$(5,237.30)
Segment Value (a) + (b) = (c)	$96,074.30	$95,302.39	$94,762.70
Interest Adjustment (d)	$(220.96)	$(667.11)	$(2,230.97)
Withdrawal Charge (e)	$(6,885.94)	$(6,824.19)	$(6,781.02)
Cash Surrender Value (c) + (d) + (e)	$88,967.40	$87,811.08	$85,750.71
Equity Adjustment Factor	-3.93%	-4.70%	-5.24%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	0.00%	0.00%
Example B1I: Interest Rates increased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(15,348.12)	$(15,185.37)	$(15,159.13)
Segment Value (a) + (b) = (c)	$84,651.88	$84,814.63	$84,840.87
Interest Adjustment (d)	$(217.50)	$(657.44)	$(2,200.19)
Withdrawal Charge (e)	$(5,972.15)	$(5,985.17)	$(5,987.27)
Cash Surrender Value (c) + (d) + (e)	$78,462.23	$78,172.01	$76,653.41
Equity Adjustment Factor	-15.35%	-15.19%	-15.16%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-15.00%	-5.00%

Example B2
Example B2 below shows how the Equity Adjustment Factor would be determined for a hypothetical Performance Blend Segment Option six months (183 days) into the Segment Term Period after the value of the derivative instruments have been determined for each index on both the Segment Start Date and the day the Segment Interim Value is calculated.

Example B2	On Segment Start Date	On Day Segment Interim Value is Calculated
Value of Derivative Instruments on S&P 500® Index[1]	11.15%	11.55%
Value of Derivative Instruments on Russell 2000® Index[1]	11.30%	11.65%
Value of Derivative Instruments on MSCI EAFE Index[1]	11.45%	11.50%
Weighted Value of Derivative Instruments on S&P 500® Index	2.23%[2]	3.47%[3]
Weighted Value of Derivative Instruments on Russell 2000® Index	3.39%[4]	5.83%[5]
Weighted Value of Derivative Instruments on MSCI EAFE Index	5.73%[6]	2.30%[7]
Aggregate Value of Derivative Instruments	11.35%[8]	11.59%
Equity Adjustment Factor	0.00%	1.19%[9]

1    Value of the derivative instruments as a percent of the Segment Start Date Index Price for each index

2    Value of the derivative instruments on the S&P 500® multiplied by 20%, as the S&P 500® had the lowest value of derivative instruments for the three indices on the Segment Start Date

3    Value of the derivative instruments on the S&P 500® multiplied by 30%, as the S&P 500® had the second highest value of derivative instruments for the three indices on the day the Segment Interim Value is calculated

4    Value of the derivative instruments on the Russell 2000® multiplied by 30%, as the Russell 2000® had the second highest value of derivative instruments for the three indices on the Segment Start Date

5    Value of the derivative instruments on the Russell 2000® multiplied by 50%, as the Russell 2000® had the highest value of derivative instruments for the three indices on the day the Segment Interim Value is calculated

6    Value of the derivative instruments on the MSCI EAFE multiplied by 50%, as the MSCI EAFE had the highest value of derivative instruments for the three indices on the Segment Start Date

7    Value of the derivative instruments on the MSCI EAFE multiplied by 20%, as the MSCI EAFE had the lowest value of derivative instruments for the three indices on the day the Segment Interim Value is calculated

8    Sum of the weighted values of derivative instruments for all three indices (2.23% + 3.39% + 5.73%)

9    The Equity Adjustment Factor is calculated as A - [B x (1 - Y)], where A equals the aggregate value of derivative instruments on the day the Segment Interim Value is calculated; B equals the aggregate value of derivative instruments on the Segment Start Date; and Y equals the number of days elapsed since the Segment Start Date, divided by the number of days in the Segment Term Period. In this example, A is 11.59%, B is 11.35%, and Y is 0.0836 = 183/(365 x 6) because six months (183 days) have elapsed since the Segment
Start Date in the six-year term. The Equity Adjustment Factor is therefore calculated as 11.59% - 11.35% x (1 - 0.0836) = 1.19% to the nearest basis point.

Example B3
The following table of inputs is used in Example B3, which illustrates various Contract values for select Trigger Buffer and Dual Trigger Buffer Segment Options. Additionally, an implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date. Each example assumes that the Base Segment Value on the Segment Start Date is $100,000.

Each scenario also compares the Equity Adjustment Factor at the time of the calculation to the Segment Credit percentage that would apply on the Segment End Date if the Index Value remains at its current level. This assumption is made for illustrative purposes only. The Index Value will most likely change between the date on which the Contract Value is calculated and the Segment End Date.

	1-Year Trigger Buffer Segment Option	1-Year Dual Trigger Buffer Segment Option	6-Year Dual Trigger Buffer Segment Option
Contract Date
Interest Adjustment index value	1.00%	1.00%	1.00%
Segment Start Date
Segment Term Period (in Months)	12	12	72
Segment Option Index Value	100	100	100
Trigger Rate	9.50%	8.00%	35.00%
Buffer Rate	10%	10%	10%
Example B3
Time Elapsed Since Contract Date	6	6	6
Time Remaining in Segment Term Period	6	6	66
Base Segment Value (a)	$100,000.00	$100,000.00	$100,000.00
Example B3A: Interest Rates decreased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(15,059.99)	$(14,756.45)	$(13,615.52)
Segment Value (a) + (b) = (c)	$84,940.01	$85,243.55	$86,384.48
Interest Adjustment (d)	$219.57	$218.94	$2,432.64
Withdrawal Charge (e)	$(5,995.20)	$(6,019.48)	$(6,110.76)
Cash Surrender Value (c) + (d) + (e)	$79,164.38	$79,443.00	$82,706.36
Equity Adjustment Factor	-15.06%	-14.76%	-13.62%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-15.00%	-15.00%
Example B3B: Interest Rates decreased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(3,396.32)	$(2,296.85)	$(4,244.32)
Segment Value (a) + (b) = (c)	$96,603.68	$97,703.15	$95,755.68
Interest Adjustment (d)	$223.11	$222.65	$2,463.81
Withdrawal Charge (e)	$(6,928.29)	$(7,016.25)	$(6,860.45)
Cash Surrender Value (c) + (d) + (e)	$89,898.49	$90,909.55	$91,359.03
Equity Adjustment Factor	-3.40%	-2.30%	-4.24%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	8.00%	35.00%

Example B3C: Interest Rates decreased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$8,384.04	$7,319.30	$10,872.93
Segment Value (a) + (b) = (c)	$108,384.04	$107,319.30	$110,872.93
Interest Adjustment (d)	$225.91	$224.93	$2,502.98
Withdrawal Charge (e)	$(7,870.72)	$(7,785.54)	$(8,069.83)
Cash Surrender Value (c) + (d) + (e)	$100,739.22	$99,758.68	$105,306.08
Equity Adjustment Factor	8.38%	7.32%	10.87%
Segment Credit percentage on Segment End Date if Index Value remains at current level	9.50%	8.00%	35.00%
Example B3D: Interest Rates decreased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$5,708.07	$5,757.96	$5,421.84
Segment Value (a) + (b) = (c)	$105,708.07	$105,757.96	$105,421.84
Interest Adjustment (d)	$225.32	$224.58	$2,490.15
Withdrawal Charge (e)	$(7,656.65)	$(7,660.64)	$(7,633.75)
Cash Surrender Value (c) + (d) + (e)	$98,276.75	$98,321.91	$100,278.24
Equity Adjustment Factor	5.71%	5.76%	5.42%
Segment Credit percentage on Segment End Date if Index Value remains at current level	9.50%	8.00%	35.00%
Example B3E: No change in Interest Rates or Index Value
Equity Adjustment (b)	$2,102.27	$2,937.14	$966.10
Segment Value (a) + (b) = (c)	$102,102.27	$102,937.14	$100,966.10
Interest Adjustment (d)	$0.00	$0.00	$0.00
Withdrawal Charge (e)	$(7,368.18)	$(7,434.97)	$(7,277.29)
Cash Surrender Value (c) + (d) + (e)	$94,734.09	$95,502.17	$93,688.81
Equity Adjustment Factor	2.10%	2.94%	0.97%
Segment Credit percentage on Segment End Date if Index Value remains at current level	9.50%	8.00%	35.00%
Example B3F: Interest Rates increased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$5,708.07	$5,757.96	$5,421.84
Segment Value (a) + (b) = (c)	$105,708.07	$105,757.96	$105,421.84
Interest Adjustment (d)	$(223.66)	$(222.92)	$(2,411.30)
Withdrawal Charge (e)	$(7,656.65)	$(7,660.64)	$(7,633.75)
Cash Surrender Value (c) + (d) + (e)	$97,827.77	$97,874.40	$95,376.80
Equity Adjustment Factor	5.71%	5.76%	5.42%
Segment Credit percentage on Segment End Date if Index Value remains at current level	9.50%	8.00%	35.00%

Example B3G: Interest Rates increased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$8,384.04	$7,319.30	$10,872.93
Segment Value (a) + (b) = (c)	$108,384.04	$107,319.30	$110,872.93
Interest Adjustment (d)	$(224.23)	$(223.26)	$(2,423.72)
Withdrawal Charge (e)	$(7,870.72)	$(7,785.54)	$(8,069.83)
Cash Surrender Value (c) + (d) + (e)	$100,289.08	$99,310.49	$100,379.37
Equity Adjustment Factor	8.38%	7.32%	10.87%
Segment Credit percentage on Segment End Date if Index Value remains at current level	9.50%	8.00%	35.00%
Example B3H: Interest Rates increased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(3,396.32)	$(2,296.85)	$(4,244.32)
Segment Value (a) + (b) = (c)	$96,603.68	$97,703.15	$95,755.68
Interest Adjustment (d)	$(221.45)	$(221.00)	$(2,385.79)
Withdrawal Charge (e)	$(6,928.29)	$(7,016.25)	$(6,860.45)
Cash Surrender Value (c) + (d) + (e)	$89,453.93	$90,465.90	$86,509.43
Equity Adjustment Factor	-3.40%	-2.30%	-4.24%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	8.00%	35.00%
Example B3I: Interest Rates increased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(15,059.99)	$(14,756.45)	$(13,615.52)
Segment Value (a) + (b) = (c)	$84,940.01	$85,243.55	$86,384.48
Interest Adjustment (d)	$(217.94)	$(217.32)	$(2,355.61)
Withdrawal Charge (e)	$(5,995.20)	$(6,019.48)	$(6,110.76)
Cash Surrender Value (c) + (d) + (e)	$78,726.87	$79,006.74	$77,918.11
Equity Adjustment Factor	-15.06%	-14.76%	-13.62%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-15.00%	-15.00%

Example B4
The following table of inputs is used in Example B4, which illustrates various Contract values for the Dual Direction Buffer Segment Option. Additionally, an implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date. Each example assumes that the Base Segment Value on the Segment Start Date is $100,000.

Each scenario also compares the Equity Adjustment Factor at the time of the calculation to the Segment Credit percentage that would apply on the Segment End Date if the Index Value remains at its current level. This assumption is made for illustrative purposes only. The Index Value will most likely change between the date on which the Contract Value is calculated and the Segment End Date.

6-Year Dual Direction Buffer Segment Option
Contract Date
Interest Adjustment Index Value	1.00%
Segment Start Date
Segment Term Period (in Months)	72
Segment Option Index Value	100
Participation Rate	100%
Downside Participation Rate	100%
Cap Rate	80%
Buffer Rate	20%
Example B4
Time Elapsed Since Contract Date	6
Time Remaining in Segment Term Period	66
Base Segment Value (a)	$100,000.00
Example B4A: Interest Rates decreased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(14,179.41)
Segment Value (a) + (b) = (c)	$85,820.59
Interest Adjustment (d)	$2,281.65
Withdrawal Charge (e)	$(6,065.65)
Cash Surrender Value (c) + (d) + (e)	$82,036.59
Equity Adjustment Factor	-14.18%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-5.00%

Example B4B: Interest Rates decreased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(4,654.86)
Segment Value (a) + (b) = (c)	$95,345.14
Interest Adjustment (d)	$2,311.71
Withdrawal Charge (e)	$(6,827.61)
Cash Surrender Value (c) + (d) + (e)	$90,829.24
Equity Adjustment Factor	-4.65%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%
Example B4C: Interest Rates decreased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$13,794.18
Segment Value (a) + (b) = (c)	$113,794.18
Interest Adjustment (d)	$2,355.62
Withdrawal Charge (e)	$(8,303.53)
Cash Surrender Value (c) + (d) + (e)	$107,846.27
Equity Adjustment Factor	13.79%
Segment Credit percentage on Segment End Date if Index Value remains at current level	25.00%
Example B4D: Interest Rates decreased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$6,503.69
Segment Value (a) + (b) = (c)	$106,503.69
Interest Adjustment (d)	$2,340.09
Withdrawal Charge (e)	$(7,720.30)
Cash Surrender Value (c) + (d) + (e)	$101,123.49
Equity Adjustment Factor	6.50%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%
Example B4E: No change in Interest Rates or Index Value
Equity Adjustment (b)	$1,137.13
Segment Value (a) + (b) = (c)	$101,137.13
Interest Adjustment (d)	$0.00
Withdrawal Charge (e)	$(7,290.97)
Cash Surrender Value (c) + (d) + (e)	$93,846.16
Equity Adjustment Factor	1.14%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%

Example B4F: Interest Rates increased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$6,503.69
Segment Value (a) + (b) = (c)	$106,503.69
Interest Adjustment (d)	$(2,265.99)
Withdrawal Charge (e)	$(7,720.30)
Cash Surrender Value (c) + (d) + (e)	$96,517.41
Equity Adjustment Factor	6.50%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%
Example B4G: Interest Rates increased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$13,794.18
Segment Value (a) + (b) = (c)	$113,794.18
Interest Adjustment (d)	$(2,281.03)
Withdrawal Charge (e)	$(8,303.53)
Cash Surrender Value (c) + (d) + (e)	$103,209.62
Equity Adjustment Factor	13.79%
Segment Credit percentage on Segment End Date if Index Value remains at current level	25.00%
Example B4H: Interest Rates increased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(4,654.86)
Segment Value (a) + (b) = (c)	$95,345.14
Interest Adjustment (d)	$(2,238.51)
Withdrawal Charge (e)	$(6,827.61)
Cash Surrender Value (c) + (d) + (e)	$86,279.02
Equity Adjustment Factor	-4.65%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%
Example B4I: Interest Rates increased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(14,179.41)
Segment Value (a) + (b) = (c)	$85,820.59
Interest Adjustment (d)	$(2,209.40)
Withdrawal Charge (e)	$(6,065.65)
Cash Surrender Value (c) + (d) + (e)	$77,545.54
Equity Adjustment Factor	-14.18%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-5.00%

Appendix C - Performance Lock and Re-Entry Examples
The examples below illustrates the mechanics of the Performance Lock and Re-Entry Request features. The assumed Reference Index return and Equity Adjustment Factor at each point in time is hypothetical and not reflective of any specific economic scenario. Further, the values shown focus on the Base Segment Value and Segment Value for the applicable Segment Options. They do not reflect any Interest Adjustment and Withdrawal Charges that would apply in the event of a Withdrawal or surrender. The calculations assume the initial Segment Term Period starts on 01/08/2024, with:
•$15,000 allocated to the 1-year Trigger Buffer Segment Option (10% Buffer, S&P 500®), with a Trigger Rate of 9.50%.
•$30,000 allocated to the 1-year Point-to-Point Buffer Segment Option (10% Buffer, Russell 2000®), with a Cap Rate of 13%.
•$55,000 allocated to the 6-year Point-to-Point Buffer Segment Option (20% Buffer,S&P 500®), with a Cap Rate of 100%.
•An Annual Interest Rate of 2.00%.

Each date shown in the table is linked to a single event, and shows hypothetical Segment Values for each Segment Option, which is equal to the Base Segment Value plus the Equity Adjustment. An implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed in the calculation of the Equity Adjustment. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date.

Example C1

The table below illustrates the mechanics of a Performance Lock on multiple Index-Linked Segment Options, exercised at different times, and without any Re-Entry Requests.

Date	Event	Value	1-Year Trigger Buffer Segment Option (10% Buffer, S&P 500®)	1-Year Point-to-Point Buffer Segment Option (10% Buffer, Russell 2000®)	6-Year Point-to-Point Buffer Segment Option (20% Buffer, S&P 500®)
1/8/24	Initial Segment Start Date	Base Segment Value	$15,000.00	$30,000.00	$55,000.00
. . .	. . .	. . .	. . .	. . .	. . .
4/23/24	Request for Performance Lock on 1-Year Trigger Buffer Segment Option	Base Segment Value	$15,000.00	$30,000.00	$55,000.00
		Equity Adjustment Factor[1]	3.63%	1.35%	4.38%
		Segment Value	$15,543.95[2]	$30,406.17	$57,409.99
. . .	. . .	. . .	. . .	. . .	. . .
11/16/24	Request for Performance Lock on 6-Year Point-to-Point Buffer Segment Option	Base Segment Value	$15,719.01[3]	$30,000.00	$55,000.00
		Equity Adjustment Factor	N/A	10.31%	15.26%
		Segment Value	$15,719.01	$33,093.10	$63,391.72[4]

. . .	. . .	. . .	. . .	. . .	. . .
1/8/25	Segment Anniversary	Base Segment Value	$15,764.15[5]	$30,000.00	$63,573.77[5]
		Segment Credit Percentage	N/A	12.57%	N/A
		New Base Segment Value[7]	$15,764.15[5]	$33,770.09[6]	$63,573.77[5]

1    Equity Adjustment Factors are calculated using Black Scholes, with the assumptions stated at the beginning of Appendix C. On 4/23, the SPX index return since the Segment Start Date is 6.44%, and the RTY index return since the Segment Start Date is 0.69%, which results in Equity Adjustment Factors of 3.63%, 1.35%, and 4.38% for each of the respective Segment Options.

2    A Performance Lock on the 1-Year Trigger Buffer Segment Option is exercised on 04/23/24. The locked Segment Value will remain in the locked Index-Linked Segment Option and earn interest daily until the next Segment Anniversary.

The locked Segment Value = Base Segment Value x (1 + Equity Adjustment Factor) = $15,000.00 x (1 + 3.63%) = $15,543.95.

3    The 1-Year Trigger Segment Value on that date has been accumulated for 207 days (from 04/23/24 to 11/16/24). Interest is accrued at the 2.00% Annual Interest Rate.

Segment Value = Segment Value on Performance Lock Date x (1 + Annual Interest Rate) ^ (days elapsed/366) = 15,543.95 x (1 + 2.00%) ^ (207/366) = 15,719.01.

4    A Performance Lock on the 6-Year Point-to-Point Buffer Segment Option is exercised on 11/16/2024. The locked Segment Value will remain in the locked Index-Linked Segment Option and earn interest daily until the next Segment Anniversary.

The locked Segment Value = Base Segment Value x (1 + Equity Adjustment Factor) = $55,000.00 x (1 + 15.26%) = $63,391.72.

5    The two locked Segment Values (1-Year Trigger Buffer and 6-Year Point-to-Point Buffer) have been accumulated for 53 days (from 11/16/24 to 01/08/25). Interest is accrued at the 2.00% Annual Interest Rate.

6    A Performance Lock was not exercised on the 1-Year Point-to-Point Buffer Segment Option, and 01/08/25 is its Segment End Date. Therefore, it receives a Segment Credit.

Segment Credit percentage = Index Change since Segment Start Date (12.57%), subject to the 13% cap rate = 12.57%.

New Base Segment Value = Original Base Segment Value x (1 + Segment Credit Percentage) = $30,000 x (1 + 12.57%) = $33,770.09.

7    All three Segment Options will now renew into a new Segment Option, with a new Base Segment Value and a new Segment Start Date equal to 01/08/25.

The 1-Year Point-to-Point Segment Option is renewing because it reached its Segment End Date. Absent any instructions, it will default back into another 1-Year Point-to-Point Buffer Segment Option (10% Buffer, Russell 2000®).

The two locked Segment Options are renewing because they’ve reached the first Segment Anniversary after the Performance Lock Date. Absent any instructions, they will default back into the same strategies: 1-Year Trigger Buffer Segment Option (10% Buffer, S&P 500®) and 6-Year Point-to-Point Buffer Segment Option (20% Buffer, S&P 500®) respectively.

Example C2
The example below uses the same values and assumptions as Example C1. It omits the 1-Yr Point-to-Point Buffer Segment Option (10% Buffer, Russell 2000®) and 6-Year Point-to-Point Buffer Segment Option (10% Buffer, S&P 500®) for simplicity; the example focuses on the mechanics for a Re-Entry Request on the Trigger Buffer Segment Option. The values for the the Trigger Buffer Segment Options are identical to Example C1 through 4/23/24. Assume the 1-Year Trigger Buffer Segment Option (which locked on 4/23/24) waits two months before submitting a Re-Entry Request on 7/1/24. The Re-Entry Request provides instructions to move the funds to the 1-Year Dual Trigger Buffer Segment Option (10% Buffer, S&P 500®), which has a 8.00% Trigger Rate.

Date	Event	Value	1-Year Trigger Buffer Segment Option (10% Buffer, S&P 500®)	1-Year Dual Trigger Buffer Segment Option (10% Buffer, S&P 500®)
4/23/24	Request for Performance Lock on 1-Year Trigger Buffer Segment Option	Segment Value	$15,543.95	$0.00
. . .	. . .	. . .	. . .	. . .
7/1/24[2]	Re-Entry Request into new 1-Year Dual Trigger Buffer Segment Option	Base Segment Value		$15,602.08[1]
		Equity Adjustment Factor		—%
		Segment Value		$15,602.08
. . .	. . .	. . .	. . .	. . .
1/8/25	Segment Anniversary	Base Segment Value		$15,602.08
		Equity Adjustment Factor		4.16%[3]
		Segment Value		$16,251.71

1    The 1-Year Trigger Segment Value has been accumulated for 69 days (from 04/23/24 to 7/1/24). Interest is accrued at the 2.00% Annual Interest Rate from the Performance Lock Date to the date the Re-Entry Request is submitted. This locked Segment Value + accrued interest equals the new starting Base Segment Value for the new Segment Option, which has a Segment Start Date of 7/1/24. Meanwhile, the Trigger Buffer Segment Option has zero Base Segment Value after the transfer instructions.

Segment Value = Segment Value on Performance Lock Date x (1 + Annual Interest Rate) ^ (days elapsed/366) = 15,543.95 x (1 + 2.00%) ^ (69/366) = 15,602.08.

2    The new Segment Term Period will have a Segment Start Date of 7/1/24. Assuming there is not a second Performance Lock and Re-Entry, the 1-Year Segment Option will reach its Segment End Date on 1/8/26.

Note that while the Segment Start Date for this new Segment Option does not fall on the usual sweep date cadence of 1/8, the Segment End Date does. This means that any renewal or transfers of Base Segment Value from this Segment Option at a Segment End Date will fall at the same time as other, non-locked strategies.

3    1/8/25 is the Segment Anniversary. However, it is not a Segment End Date, as the Dual Trigger Buffer Segment Option is in the middle of its new Segment Term Period. Accordingly, the Segment Value varies due to the Equity Adjustment Factor.

Example C3

The example below uses the same values and assumptions as Example C1. Only the 6-Year Point-to-Point Buffer Segment Option (20% Buffer, S&P 500®) is shown for simplicity. Values through 11/16/25 are identical to C1. The table below illustrates the mechanics of multiple Performance Locks and Re-Entry Requests on a single Segment Option. Assume the 6-Year Point-to-Point Buffer Segment Option (which locked on 11/16/24) elects to immediately re-enter back into a 2-Year Point-to-Point Buffer Segment Option (10% Buffer, S&P 500®) with a Cap Rate of 19%.

Date	Event	Value	6-Year Point-to-Point Buffer Segment Option (20% Buffer, S&P 500®)	2-Year Point-to-Point Buffer Segment Option (10% Buffer, S&P 500®)	2-Year Point-to-Point Buffer Segment Option (10% Buffer, S&P 500®)
11/16/24	Request for Performance Lock on 6-Year Point-to-Point Buffer Segment Option	Segment Value	$63,391.72
11/16/24[2]	Immediate Re-Entry into a new 2-Year Point-to-Point Buffer Segment Option	Base Segment Value		$63,391.72[1]
		Equity Adjustment Factor		0.00%
		Segment Value		$63,391.72
. . .	. . .	. . .	. . .	. . .	. . .
1/8/25	Segment Anniversary	Base Segment Value		$63,391.72
		Equity Adjustment Factor		0.62%[3]
		Segment Value		$63,786.72
. . .	. . .	. . .	. . .	. . .	. . .
3/26/25	Request for Performance Lock on 2-Year Point-to-Point Buffer Segment Option	Base Segment Value		$63,391.72
		Equity Adjustment Factor		(0.78)%
		Segment Value		$62,896.28[4]
. . .	. . .	. . .	. . .	. . .	. . .
9/10/25[6]	Re-Entry Request into a new 2-Year Point-to-Point Buffer Segment Option	Base Segment Value			$63,472.18[5]
		Equity Adjustment Factor			0.00%
		Segment Value			$63,472.18

1    A Performance Lock on the 6-Year Point-to-Point Buffer Segment Option is exercised on 11/16/2024 with a Segment Value of $63,391.72. There is an immediate Re-Entry request, so that Segment Value becomes the Base Segment Value for the new Segment Option.

2    The new Segment Term Period will have a Segment Start Date of 11/16/24, which equals the Performance Lock Date. Assuming there is not a second Performance Lock and Re-Entry, the 2-Year Segment Option will reach its Segment End Date on 1/8/27.

3    1/8/25 is the Segment Anniversary. However, it is not a Segment End Date, as the Point-to-Point Buffer Segment Option is in the middle of its new Segment Term Period. Accordingly, the Segment Value varies due to the Equity Adjustment Factor.

4    A second Performance Lock was exercised on 3/26/25, locking in a Segment Value of $62,896.28.

The locked Segment Value = Base Segment Value x (1 + Equity Adjustment Factor) = $63,391.72 x (1 + (-0.78%)) = $62,896.28.

5    The Segment Value has been accumulated for 168 days (from 03/26/25 to 9/10/25). Interest is accrued at the 2.00% Annual Interest Rate from the Performance Lock Date to the date the Re-Entry Request is submitted. This locked Segment Value + accrued interest equals the new starting Base Segment Value for the new Segment Option, which has a Segment Start Date of 9/10/25.

The locked Segment Value = Segment Value on Performance Lock Date x (1 + Annual Interest Rate) ^ (days elapsed/365) = 62,896.28 x (1 + 2.00%) ^ (168/365) = 63,472.18.

6    The new Segment Term Period will have a Segment Start Date of 9/10/25. Assuming there is not a second Performance Lock and Re-Entry, the 2-Year Segment Option will reach its Segment End Date on 1/8/28.

Appendix D - Financial Intermediary Variation Chart

Sales distributors may establish their own suitability guidelines for financial professionals’ recommendations. These guidelines may differ by distributor and, in some cases, be more restrictive, limiting the products, contract features, contract benefits, or investment options their professionals recommend.

Please note that there are currently no variations of which we are aware. There may be other variations of which we are not aware and that are not reasonably available to us, as variations may exist for some sales distributors without our knowledge. For example, your financial professional may not recommend a particular investment option or contract benefit to you. Based on several considerations (e.g., the terms of our existing selling agreements, whether we administer the variation in the Contract or administrative systems, or whether there is a variation in the sales kit), we cannot identify such other variations, if any, without unreasonable effort or incurring unreasonable expense.

You should discuss with your financial professional any limitations, restrictions, or other variations related to the investment options, contract benefits, or other contract features available to you through your broker-dealer.
D-1

Appendix E - Index Disclosures

S&P 500® Price Return Index

S&P Dow Jones Indices LLC requires that the following disclaimer be included in this prospectus:

The S&P 500® Index (the “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by Athene Annuity & Life Assurance Company of New York (“Athene”). S&P®, S&P 500®, SPX®, US 500®, The 500®, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). Athene’s products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of Athene’s products or any member of the public regarding the advisability of investing in securities generally or in Athene’s products particularly or the ability of the Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Athene with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Athene or Athene’s products. S&P Dow Jones Indices has no obligation to take the needs of Athene or the owners of Athene’s products into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Athene’s products. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisor, commodity pool operator, broker dealer, fiduciary, “promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice.

NEITHER S&P DOW JONES INDICES NOR THIRD PARTY LICENSOR GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY ATHENE, OWNERS OF ATHENE’S PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE ATHENE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND ATHENE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Russell 2000® Price Return Index

The LSE Group requires that the following disclosure be included in this prospectus:

Athene annuity products (the “Products”) have been developed solely by Athene Annuity & Life Assurance
Company of New York. The Products are not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies.

All rights in the Russell 2000 Index (the “Index”) vest in the relevant LSE Group company which owns the
Index. “Russell®” and “Russell 2000®” are trademarks of the relevant LSE Group company and are used by any other LSE Group company under license.

The Index is calculated by or on behalf of FTSE International Limited or its affiliate, agent or partner. The
LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the Products. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Products or the suitability of the Index for the purpose to which it is being put by Athene Annuity & Life Assurance Company of New York.

MSCI EAFE Price Return Index

MSCI Inc. requires that the following disclosure be included in this prospectus:

THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC.
(“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD
PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX
(COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF
MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES
AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY ATHENE ANNUITY & LIFE ASSURANCE COMPANY OF NEW YORK. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN PRODUCTS GENERALLY OR IN THIS PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS PRODUCT OR THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS PRODUCT IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE
CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE
OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE
COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY
THE ISSUER OF THE PRODUCT, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY,

FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI
PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR
IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF
THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI
PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS
FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED
THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI
PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE,
CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF
THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any
MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Nasdaq-100® Price Return Index

Nasdaq Inc. requires that the following disclosure be included in this prospectus:

The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100® Index to track general stock market performance. The Corporations' only relationship to Athene Annuity & Life
Assurance Company of New York (“Licensee”) is in the licensing of the Nasdaq®, Nasdaq-100®, and Nasdaq-100® Index, and certain trade names of the Corporations and the use of the Nasdaq-100® Index which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100® Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED
CALCULATION OF NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS
MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE,
OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE
NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS
OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY
OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100® INDEX OR
ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT
SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL,
INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE
POSSIBILITY OF SUCH DAMAGES.

The Statement of Additional Information (SAI) includes additional information about the Contract. The SAI is available without charge, upon request. You may obtain a copy of the SAI and make inquiries about your Contract by contacting us at (888) 266-8489. You may also obtain a copy of the SAI at www.athene.com/products/rila/amplify3.

Information about current upside limits posted on the Company’s website as incorporated by reference into the prospectus where noted under the sub-heading “Setting the Cap Rates, Participation Rates, Trigger Rates, and Annual Interest Rates” in the section of the prospectus “The Insurance Company and Investment Options”. We will provide copies of such information without charge, upon request, at the phone number referenced in the previous paragraph.

Edgar Contract Identifier No. C000271854

ATHENE ANNUITY & LIFE ASSURANCE COMPANY OF NEW YORK

STATEMENT OF ADDITIONAL INFORMATION

Athene Amplify® 3.0 NY
Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract

This Statement of Additional Information contains additional information to the prospectus, dated August 3, 2026, for the Athene Amplify® 3.0 NY individual single purchase payment index-linked deferred separate account annuity contract (the “Contract”) issued by Athene Annuity & Life Assurance Company of New York (the “Company”). This Statement of Additional Information is not a prospectus but should be read only in conjunction with the prospectus for the Contract. You may obtain a prospectus by calling (888) 266-8489, e-mailing us at AskAthene@Athene.com, or by mailing a written request to P.O. Box 1555, Des Moines, IA 50306-1555.

The date of this Statement of Additional Information is August 3, 2026

1

General Information and History	3
Non-Principal Risks of Investing in Contract	3
Services	6
Sale of the Contracts	6
Contract Adjustments	7
Financial Statements	7
2

General Information and History

The Company is a stock life insurance company organized under the laws of New York. The Company was founded in 1965 and became known by its current name in 2013. The Company is licensed to conduct life insurance business in all 50 states and the District of Columbia, but currently sells new business only in New York. The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. The Company’s statutory home office is One Blue Hill Plaza, Suite 1672, Pearl River, NY 10965.

The Company specializes in issuing, reinsuring, and acquiring retirement savings products. Currently, the Company focuses primarily on: (i) fixed and registered index-linked annuities; and (ii) pension group annuities.

Non-Principal Risks of Investing in Contract

Interest rate fluctuations could adversely affect the Company's business, financial condition, results of operations, liquidity, and cash flows.

Interest rate risk is a significant market risk for the Company. The Company defines interest rate risk as the risk of an economic loss due to changes in interest rates. This risk arises from the Company’s holdings in interest rate-sensitive assets (e.g., fixed income assets) and liabilities (e.g., fixed deferred and immediate annuities). Substantial and sustained increases or decreases in market interest rates could materially and adversely affect the Company’s business, financial condition, results of operations, liquidity and cash flows, including in the following respects:
•Significant changes in interest rates expose the Company to the risk of not realizing anticipated spreads between overall net investment earned rates and its cost of funds.
•Changes in interest rates may negatively affect the value of the Company’s assets and the Company’s ability to realize gains or avoid losses from the sale of those assets. Significant volatility in interest rates may have a larger adverse impact on certain assets in the Company’s investment portfolio that are highly structured or have limited liquidity.
•Changes in interest rates may cause changes in prepayment rates on certain fixed-income assets within the Company’s investment portfolio. For instance, falling interest rates may accelerate the rate of prepayment on mortgage loans, while rising interest rates may decrease such prepayments below the level of the Company’s expectations. At the same time, falling interest rates may result in the lengthening of duration for policies and liabilities due to the guaranteed minimum benefits contained in the Company’s products, while rising interest rates could lead to increased policyholder withdrawals and a shortening of duration for liabilities. In either case, the Company could experience a mismatch in its assets and liabilities and potentially incur significant economic losses.
•During periods of declining interest rates or a prolonged period of low interest rates, annuity products may be relatively more attractive to existing policyholders than other investment opportunities available to them. This may cause the Company’s assumptions regarding persistency to prove inaccurate as the Company’s policyholders opt to not surrender or take withdrawals from their products, which may result in the Company experiencing greater claim costs than it had anticipated and/or cash flow mismatches between assets and liabilities.
•Certain securitized financial assets are accounted for based on expectations of future cash flows. To the extent future interest rates are lower than the Company has projected, the Company will experience slower accretion of discounts on these assets and will have a lower yield on its portfolio.
•An extended period of declining interest rates or a prolonged period of low interest rates may cause the Company to decrease the crediting rates of its products, thereby reducing their attractiveness.
3

•During periods of declining interest rates, the Company may have to reinvest the cash it receives as interest or return of principal on its investments into lower-yielding high-grade instruments or seek potentially higher-yielding, but higher-risk instruments in an effort to achieve returns comparable with those attained during more stable interest rate environments.
•In periods of rapidly increasing interest rates, withdrawals from and/or surrenders of annuity contracts may increase as policyholders choose to seek higher investment returns elsewhere. Obtaining cash to satisfy these obligations may require the Company to liquidate fixed-income investments at a time when market prices for those assets are depressed. This may result in realized investment losses.
•An increase in market interest rates could reduce the value of certain of the Company's investments held as collateral under reinsurance agreements and require us to provide additional collateral, thereby reducing its available capital and potentially creating a need for additional capital which may not be available to us on favorable terms, or at all.

The Company could experience a financial strength rating downgrade, potential downgrade, or other negative action by a rating agency following the purchase of a Contract.

Various Nationally Recognized Statistical Rating Organizations (“NRSROs”) review the financial performance and condition of insurers and reinsurers, including the Company, and publish their financial strength ratings as indicators of an insurer’s ability to meet policyholder obligations. These ratings are important to maintain public confidence in the Company’s products, its ability to market its products, and its competitive position. Factors that could negatively influence this analysis include:
•Changes to the Company’s business practices or organizational business plan in a manner that no longer supports its ratings;
•Unfavorable financial or market trends;
•Changes in NRSROs’ capital adequacy assessment methodologies in a manner that would adversely affect the financial strength ratings of the Company;
•A need to increase reserves to support the Company’s outstanding insurance obligations;
•The Company’s inability to retain senior management and other key personnel;
•Rapid or excessive growth, especially through large reinsurance transactions or acquisitions, beyond the bounds of capital sufficiency or management capabilities as judged by the NRSROs; and
•Significant losses to the Company’s investment portfolio.

Some other factors may also relate to circumstances outside of the Company’s control, such as views of the NRSRO and general economic conditions.

Any downgrade or other negative action by a NRSRO with respect to the financial strength ratings of the Company, or our credit ratings, could materially adversely affect the Company and policyholders who relied on the Company’s financial strength ratings or credit ratings when purchasing their Contracts, including by:
•Causing policyholders to lose confidence in the Company’s financial stability, leading to concerns about the Company’s ability to pay claims;
•Increasing the number or amount of policy lapses or surrenders and withdrawals of funds, which may result in a mismatch of the Company’s overall asset and liability position;
•Harming relationships with or perceptions of distributors, independent marketing organizations, sales agents, banks, and broker-dealers;
•Requiring the Company to offer higher crediting rates or greater policyholder guarantees on its insurance products in order to remain competitive;
•Increasing the Company’s borrowing costs;
•Reducing the Company’s level of profitability and capital position generally or hindering its ability to raise new capital; or
4

•Requiring the Company to collateralize obligations under or result in early or unplanned termination of hedging agreements and harming its ability to enter into new hedging agreements.

In order to improve or maintain its financial strength ratings, the Company may attempt to implement business strategies to improve its capital ratios. However, we cannot guarantee any such measures will be successful. We cannot predict what actions NRSROs may take in the future, and failure to maintain current financial strength ratings could materially and adversely affect the Company’s business, financial condition, results of operations, and cash flows.

The Company is subject to the credit risk of its counterparties, including ceding companies, reinsurers, plan sponsors and derivative counterparties.

The Company may cede certain risks by entering into reinsurance agreements. Under such agreements, the Company will be liable for losses relating to insurance risks if the applicable reinsurer fails to perform under its reinsurance agreement with the Company. Although the applicable reinsurer may be obligated to maintain collateral for the Company’s benefit to support obligations under the applicable reinsurance agreement with the Company, such collateral may not be sufficient to satisfy all of the reinsurer’s obligations to the Company. As with any reinsurance agreement, the Company remains liable to its policyholders if the applicable reinsurer fails to perform. In addition to possible losses that could be incurred if the Company is forced to recapture any ceded blocks, the Company may also face a substantial shortfall in capital to support the recaptured business, possibly resulting in material declines to its RBC ratio and/or creditworthiness.

The Company also assumes liabilities from other insurance companies. Changes in the ratings, creditworthiness or market perception of such ceding companies or in the administration of policies reinsured to the Company could cause policyholders of contracts reinsured to the Company to surrender or lapse their policies in unexpected amounts. In addition, to the extent such ceding companies do not perform under their reinsurance agreements with the Company, the Company may not achieve the results it intended and could suffer unexpected losses. In either case, the Company has exposure to its reinsurance counterparties which could adversely affect the Company’s financial condition.

The Company assumes pension obligations from plan sponsors, including obligations in respect of current employees of the plan sponsor. The transfer of these obligations expose it to the credit risk of the plan sponsor. If the plan sponsor were to experience financial distress that resulted in bankruptcy or significant terminations or otherwise experienced substantial turnover of employees active under the plan, such employees might be entitled to rights under the pension plan, such as lump sum payments. To the extent that a plan sponsor experienced a significant turnover event, the Company may not achieve the targeted return expected at the time the pension risk transfer transaction was priced and its financial position, results of operations, liquidity and cash flow may be adversely affected.

In addition, the Company is exposed to credit loss in the event of nonperformance by its counterparties on derivative agreements. The Company seeks to reduce the risk associated with such agreements by entering into such agreements with large, well-established financial institutions. There can be no assurance that the Company will not suffer losses in the event a counterparty on a derivative agreement fails to perform or fulfill its obligations.

Many of the Company’s invested assets are relatively illiquid and the Company may fail to realize profits from these assets for a considerable period of time, or lose some or all of the principal amount the Company invests in these assets if it is required to sell its invested assets at a loss at inopportune times.

Many of the Company’s investments are in securities that are not publicly traded or that otherwise lack liquidity, such as its privately placed fixed maturity securities, below investment grade securities, investments in mortgage loans and alternative investments. These relatively illiquid types of investments are recorded at fair value. If a material liquidity demand is triggered and we are unable to satisfy the demand with the sources of liquidity available to the Company, it could be forced to sell certain of its assets and there can be no assurance that the
5

Company would be able to sell them for the values at which such assets are recorded and it might be forced to sell them at significantly lower prices. In many cases, the Company may also be prohibited by contract or applicable securities laws from selling such securities for a period of time. Thus, it may be impossible or costly for the Company to liquidate positions rapidly in order to meet unexpected policyholder withdrawal or recapture obligations. This potential mismatch between the liquidity of the Company’s assets and liabilities could have a material and adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Furthermore, governmental and regulatory authorities periodically review legislative and regulatory initiatives, and may promulgate new or revised, or adopt changes in the interpretation and enforcement of existing, rules and regulations at any time that may impact the Company’s investments. For example, Rule 15c2-11 under the Exchange Act governs the submission of quotes into quotation systems by broker-dealers and has historically been applied to the over-the-counter equity markets. Effective October 30, 2023, the SEC adopted an order exempting securities issued pursuant to Rule 144 from the quotation restrictions of Rule 15c2-11. However, for many other privately placed fixed income securities, Rule 15c2-11 restricted the ability of market participants to publish quotations after January 4, 2024. Such change in regulatory requirements could disrupt market liquidity and cause securities in the Company’s investment portfolio that are not publicly traded, such as its privately placed fixed maturity securities and below investment grade securities, to lose value, which could have a material and adverse effect on its business, financial condition or results of operations.

Services

The financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, 699 Walnut Street, Suite 1800, Des Moines, Iowa 50309, an independent auditor, as stated in their report appearing herein.

Most of the people who provide administrative and business management services to the Company in connection with the Contracts are employees of an affiliate of the Company, Athene Employee Services LLC (“AES”). The Company is party to Shared Services and Cost Sharing Agreements with AES and certain other affiliated companies pursuant to which each party agreed to provide certain financial, legal and other services to the other parties. Under these agreements, the Company incurred expense of $1.4 million, $3.7 million, and $4.9 million during 2025, 2024 and 2023, respectively.

Sale of the Contracts

Athene Securities LLC (“Athene Securities”), a wholly owned subsidiary of AHL located at 7700 Mills Civic Parkway, West Des Moines, Iowa 50266, serves as distributing underwriter for the Contracts. Athene Securities is registered as a broker-dealer with the SEC under the 1934 Act, as well as with the securities commissions in the states in which it operates and is a member of the Financial Industry Regulatory Authority (FINRA). Athene Securities is a member of the Securities Investors Protection Corporation.

We offer Contracts on a continuous basis. Contracts are sold only by licensed Financial Professionals in those states where the Contracts may be lawfully sold. Athene Securities does not itself sell the Contracts on a retail basis. Rather, Athene Securities enters into selling agreements with unaffiliated broker-dealer firms (the “selling broker-dealers”) for the sale of the Contracts through those firms and their Financial Professionals. The Financial Professionals will be registered representatives of the selling broker-dealers that are registered as broker-dealers under the 1934 Act and members of FINRA.

We may fund Athene Securities’ operating and other expenses, including overhead, legal and accounting fees, Financial Professional training, compensation for the Athene Securities management team, and other expenses associated with the Contracts.

6

Under the distribution agreement we pay selling commissions to Athene Securities, which Athene Securities re-allows to the selling broker-dealers. Athene Securities does not retain any commissions on the sale of the Contracts. The amount and timing of commissions paid to selling broker-dealers may vary depending on the selling agreements and the Contract sold but will not be more than 7% of the Purchase Payment. Some selling broker-dealers may elect to receive a smaller amount of commission at the time of the sale and an ongoing trail commission for as long as the Contract remains in effect or as agreed in the selling agreement. We may pay or allow other promotional incentives or payments to selling broker-dealers in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Financial Professionals who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to the selling broker-dealers in the form of commissions or other compensation, depending on the agreement between the selling broker-dealer and the Financial Professional. The Financial Professionals are also eligible for various cash benefits, such as bonuses, insurance benefits, and financing arrangements, and non-cash items. Non-cash items include conferences seminars and trips (including travel, lodging, and meals in connection therewith), entertainment, merchandise, priority operations support, preferred programs, and other similar items. Sales of the Contracts may help Financial Professionals qualify for such benefits.

We may also pay compensation to wholesaling broker-dealers or other firms or intermediaries, including payments to affiliates of ours, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Financial Professionals of the selling broker-dealers. These allowances may be based on a percentage of the Purchase Payment.

In addition to the compensation described above, we may make additional cash payments, in certain circumstances referred to as “override” compensation, or reimbursements to selling broker-dealers and wholesaling broker-dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all broker-dealers, and the terms of any agreement governing the payments may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company’s products on the broker-dealers’ preferred or recommended list, increased access to the selling broker-dealers’ registered representatives for purposes of promoting sales of our products, assistance in training and education of the Financial Professionals, and opportunities for us to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the broker-dealer’s actual or expected aggregate sales of the Contract and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Financial Professional.

Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup commission and other expenses through fees and charges deducted under the Contract.

Contract Adjustments

The “Charges and Adjustments” section of the prospectus describes adjustments under the Contract, including Withdrawal Charges, Interest Adjustments, and Equity Adjustments. Appendix B of the prospectus provides examples of how these adjustments work.

Financial Statements of the Company

The statutory-basis financial statements of Athene Annuity & Life Assurance Company of New York are included in this Statement of Additional Information. They should be considered only as they relate to our ability to meet our obligations under the Contract. They do not relate to the investment performance of the assets held in the Separate Account.
7

Athene Annuity & Life Assurance
Company of New York
Financial Statements – Statutory-Basis
December 31, 2025, 2024 and 2023

INDEPENDENT AUDITOR'S REPORT
To the Board of Directors of
Athene Annuity & Life Assurance Company of New York
One Blue Hill Plaza, Suite 1672
Pearl River, NY US 10965

Opinions

We have audited the statutory-basis financial statements of Athene Annuity & Life Assurance Company of New York (the “Company”), which comprise the balance sheets - statutory-basis as of December 31, 2025, and 2024, and the related statements of operations – statutory-basis, statements of changes in capital and surplus – statutory-basis, and statements of cash flows – statutory-basis for each of the three years in the period ended December 31, 2025, and the related notes to the statutory-basis financial statements (collectively referred to as the “statutory-basis financial statements”).

Unmodified Opinion on Statutory-Basis of Accounting

In our opinion, the accompanying statutory-basis financial statements present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services described in Note 1 to the statutory-basis financial statements.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America section of our report, the statutory-basis financial statements do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2025, and 2024, or the results of its operations or its cash flows for the years then ended.

Basis for Opinions

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Statutory-Basis Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 1 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the New York State Department of Financial Services. The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 1 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material and pervasive.

1

Responsibilities of Management for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of the statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statutory-basis financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the statutory-basis financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the statutory-basis financial statements are issued.

Auditor’s Responsibilities for the Audit of the Statutory-Basis Financial Statements

Our objectives are to obtain reasonable assurance about whether the statutory-basis financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the statutory-basis financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statutory-basis financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the statutory-basis financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

2

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

Des Moines, Iowa
March 31, 2026
3

Athene Annuity & Life Assurance Company of New York
Balance Sheets – Statutory-Basis
December 31, 2025 and 2024
(Dollars in thousands, except per share amou

	2025	2024
Admitted Assets
Cash and invested assets:
Bonds	$2,903,984	$3,306,514
Preferred stocks	10,210	16,595
Common stocks:
Affiliated entities	160,979	104,636
Mortgage loans	60,802	62,301
Policy loans	10,525	10,122
Cash, cash equivalents and short-term investments	334,004	143,756
Receivable for securities	1,559	215
Derivative assets	9,212	15,961
Derivative collateral asset	10,270	1,780
Other invested assets	96,713	41,550
Total cash and invested assets	3,598,258	3,703,430
Accrued investment income	31,115	35,869
Premiums due and deferred, net of loading	336	384
Reinsurance recoverable	225	420
Amounts due from parent, subsidiaries and affiliates	1	362
Federal income tax recoverable	5,254	—
Net deferred income tax asset	4,140	2,930
Other admitted assets	8,955	4,148
Separate account assets	1,723,102	1,531,090
Total admitted assets	$5,371,386	$5,278,633

The accompanying notes are an integral part of the financial statements

4

Athene Annuity & Life Assurance Company of New York
Balance Sheets – Statutory-Basis
December 31, 2025 and 2024
(Dollars in thousands, except per share amou

	2025	2024
Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Life and annuity	$427,090	$456,898
Accident and health	267	292
Deposit-type contracts	5,133	5,891
Policy and contract claims	3,056	1,679
Total policy and contract liabilities	435,546	464,760
Accrued insurance expenses	832	716
Interest maintenance reserve	5,357	10,264
Asset valuation reserve	37,132	30,502
Amounts due to parent, subsidiaries, and affiliates	2,693	2,163
Derivative liabilities	14,486	1,162
Derivative collateral liability	5,330	17,490
Remittances and items not allocated	10,528	3,805
Federal income tax payable	—	674
Liability for unclaimed property	13,097	10,834
Funds held under reinsurance with unauthorized reinsurers	2,765,938	2,921,009
Reinsurance payable	2,436	8,432
Due to (from) separate account	1,281	(1,602)
Other liabilities	4,517	473
Separate account liabilities	1,678,115	1,489,633
Total liabilities	4,977,288	4,960,315
Capital and surplus:
Common stock, $5.27 per share par value - 475,000 shares authorized, issued and outstanding	2,501	2,501
Paid-in surplus	53,522	53,428
Unassigned surplus	338,075	262,389
Total capital and surplus	394,098	318,318
Total liabilities and capital and surplus	$5,371,386	$5,278,633

The accompanying notes are an integral part of the financial statements

5

Athene Annuity & Life Assurance Company of New York
Statements of Operations – Statutory-Basis
Years Ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

	2025	2024	2023
Premiums and other revenues
Premium and annuity considerations for life and accident and
health policies and contracts	$274,771	$36,844	$368,606
Considerations for supplementary contracts with life contingencies	1,164	1,071	934
Net investment income	167,760	168,800	133,939
Amortization of interest maintenance reserve	1,189	1,672	1,958
Commissions and expense allowances on reinsurance ceded	12,100	16,022	26,524
Net gain (loss) from operations from separate account	3,500	14,606	(8,394)
Other income	8	68	21
Total premiums and other revenues	460,492	239,083	523,588
Benefits and expenses
Benefits paid or provided for:
Surrender benefits	31,774	27,390	42,099
Death benefits	9,873	8,132	11,820
Annuity and other benefits	132,367	136,196	116,021
Increase (decrease) in policy reserves	(29,833)	8,353	28,429
Interest on policy or contract funds	236	244	230
Total benefits	144,417	180,315	198,599
Funds withheld adjustment ceded	130,183	115,779	81,716
Interest maintenance reserve ceded	7,328	1,209	(213)
Commissions	3,355	7,857	19,727
General insurance expenses	4,392	6,512	7,375
Insurance taxes, licenses, and fees	2,467	2,545	6,491
Increase (decrease) in loading on deferred and uncollected premium	(55)	(59)	(90)
Transfer to (from) separate account, net	137,443	(129,182)	189,543
Other expense	1,462	12	2
Total benefits and expenses	430,992	184,988	503,150
Net gain (loss) from operations before federal income
taxes and net realized capital gains (losses)	29,500	54,095	20,438
Federal income tax expense (benefit)	7,519	5,948	(1,833)
Net gain (loss) from operations before net realized
capital gains (losses)	21,981	48,147	22,271
Net realized capital gains (losses), net of tax and transfers to
interest maintenance reserve	2,857	(23,234)	(24,961)
Net income (loss)	$24,838	$24,913	$(2,690)

The accompanying notes are an integral part of the financial statements

6

Athene Annuity & Life Assurance Company of New York
Statements of Changes in Capital and Surplus – Statutory-Basis
Years Ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

	Common Stock	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus

Balances as of December 31, 2022	$2,501	$52,933	$228,401	$283,835
Net loss	—	—	(2,690)	(2,690)
Capital contribution	—	262	—	262
Change in net deferred income tax	—	—	2,023	2,023
Change in net unrealized capital gains (losses), net of deferred tax	—	—	15,621	15,621
Change in nonadmitted assets	—	—	4,043	4,043
Change in asset valuation reserve	—	—	(137)	(137)
Changes in surplus in separate accounts statement	—	—	(354)	(354)
Reinsurance adjustment	—	—	(12,602)	(12,602)
Balances as of December 31, 2023	2,501	53,195	234,305	290,001
Net income	—	—	24,913	24,913
Capital contribution	—	233	—	233
Change in net deferred income tax	—	—	2,248	2,248
Change in net unrealized capital gains (losses), net of deferred tax	—	—	14,324	14,324
Change in nonadmitted assets	—	—	(4,855)	(4,855)
Change in asset valuation reserve	—	—	(1,203)	(1,203)
Changes in surplus in separate accounts statement	—	—	231	231
Reinsurance adjustment	—	—	(7,574)	(7,574)
Balances as of December 31, 2024	2,501	53,428	262,389	318,318
Net income	—	—	24,838	24,838
Capital contribution	—	94	—	94
Change in net deferred income tax	—	—	(1,261)	(1,261)
Change in net unrealized capital gains (losses), net of deferred tax	—	—	54,405	54,405
Change in nonadmitted assets	—	—	1,361	1,361
Change in asset valuation reserve	—	—	(6,630)	(6,630)
Changes in surplus in separate accounts statement	—	—	29	29
Reinsurance adjustment	—	—	2,944	2,944
Balances as of December 31, 2025	$2,501	$53,522	$338,075	$394,098

The accompanying notes are an integral part of the financial statements

7

Athene Annuity & Life Assurance Company of New York
Statements of Cash Flows – Statutory-Basis
Years Ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

	2025	2024	2023
Cash from operations
Premiums and policy proceeds, net of reinsurance	$276,039	$38,029	$369,698
Net investment income received	173,872	164,631	130,683
Commissions and expense allowances on reinsurance ceded	12,100	16,022	26,524
Commissions and insurance expenses paid	(11,591)	(17,798)	(33,340)
Funds withheld adjustment ceded	(130,183)	(115,779)	(81,716)
Net benefits paid	(175,734)	(193,737)	(201,884)
Federal income tax received (paid)	(7,369)	(3,316)	(5,278)
Net transfers (to) from separate accounts	(134,559)	128,244	(189,820)
Other revenues received	8	68	22
Net cash from operations	2,583	16,364	14,889
Cash from investments
Proceeds from investments sold, matured or repaid:
Bonds	778,910	600,071	173,926
Stocks	—	1,167	—
Mortgage loans	600	258	334
Other invested assets	19,778	9,750	750
Miscellaneous proceeds	6,977	4,366	312
Total investment proceeds	806,265	615,612	175,322
Cost of investments acquired:
Bonds	(396,448)	(1,071,660)	(110,985)
Stocks	—	(6,757)	—
Other invested assets	(43,337)	—	—
Miscellaneous applications	(18,851)	(156)	(3,910)
Total costs of investments acquired	(458,636)	(1,078,573)	(114,895)
Net change in policy loans	(403)	235	1,230
Net cash from investments	347,226	(462,726)	61,657
Cash from financing and miscellaneous sources
Net deposits (withdrawals) on deposit-type contracts	(758)	(1,034)	(572)
Funds held under reinsurance	(155,071)	99,615	324,333
Other cash provided (applied)	(3,732)	(13,437)	(7,035)
Net cash from financing and miscellaneous sources	(159,561)	85,144	316,726
Net change in cash, cash equivalents and short-term investments	190,248	(361,218)	393,272
Cash, cash equivalents and short-term investments
Beginning of year	143,756	504,974	111,702
End of year	$334,004	$143,756	$504,974

The accompanying notes are an integral part of the financial statements

8

Athene Annuity & Life Assurance Company of New York
Statements of Cash Flows – Statutory-Basis
Years Ended December 31, 2025, 2024 and 2023
(Dollars in thousands)

Supplemental disclosures of cash flow information for non-cash transactions

Security exchanges - bond proceeds (investing)	$86,680	$29,229	$7,502
Security exchanges - bonds acquired (investing)	(86,680)	(29,229)	(7,502)
Transfer from bonds to other invested assets - proceeds (investing)	33,437	—	—
Transfer from bonds to other invested assets - acquired (investing)	(33,437)	—	—
Capital contribution of stock compensation expense (financing)	94	233	262
Capital contribution of stock compensation expense (investing)	(21)	(24)	(55)
Capital contribution of stock compensation expense (operating)	(73)	(209)	(207)
Reinsurance activity settled in bonds (investing)	—	34,092	64,901
Reinsurance activity settled in bonds (operating)	—	(34,092)	(64,901)
The accompanying notes are an integral part of the financial statements

9

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)

1. Nature of Operations and Significant Accounting Policies
Organization and Nature of Business
Athene Annuity & Life Assurance Company of New York (the Company) is a stock life insurance company domiciled in the State of New York. The Company is licensed in the District of Columbia, Puerto Rico, and all states. The Company is a leading retirement services company offering savings products in the State of New York that are focused on simple, tax efficient solutions with minimum guaranteed returns, such as fixed-rate annuities. The Company also issues pension group annuity contracts (PGA) and registered index-linked deferred annuities within a separate account structure.
All outstanding shares of the Company are owned by Athene Annuity and Life Company (AAIA), a stock life insurance company domiciled in the State of Iowa. AAIA is wholly owned by Athene Annuity Re Ltd. (AARe), which is an indirect wholly owned subsidiary of Athene Holding Ltd. (AHL). AHL is a direct subsidiary of Apollo Global Management Inc. (AGM).

On December 20, 2023, AAIA and Athene Annuity & Life Assurance Company (AADE), AAIA's Delaware domiciled parent company, executed an Agreement and Plan of Merger. Effective October 11, 2024, following the receipt of all required regulatory approvals, AADE merged with and into AAIA, with AAIA as the surviving entity.
The Company owns all of the outstanding capital stock of Athene Life Insurance Company of New York (ALICNY), a stock life insurance company domiciled in the State of New York.
Basis of Presentation
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.
The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the New York State Department of Financial Services (New York Department). The State of New York has adopted the National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual. These practices differ from accounting principles generally accepted in the United States of America (GAAP) and are presumed to be material.
The more significant of the differences from those prescribed or permitted by the New York Department and GAAP are as follows:
Fixed Maturity Securities: Investments in bonds, redeemable preferred stocks and surplus notes are reported at amortized cost or fair value based on their rating by the NAIC; for GAAP, such investments would be designated at purchase as held-to-maturity, trading or available-for-sale. For GAAP, held-to-maturity fixed maturity investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale.
A decline in a security's estimated fair value that is other-than-temporary is treated as a realized loss in the statements of operations and the cost basis of the security is reduced to its estimated fair value. Under GAAP, available-for-sale securities with a fair value that has declined below amortized cost are evaluated to determine how the decline in fair value should be recognized. If it is determined, based on
10

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
the facts and circumstances related to the specific security, that the holder intends to sell a security or it is more likely than not that the holder would be required to sell a security before the recovery of its amortized cost, any existing allowance for credit losses is reversed and the amortized cost of the security is written down to fair value. If neither of these conditions exist, the holder evaluates whether the decline in fair value has resulted from a credit loss or other factors. If the decline in fair value resulted from a credit loss, the cost basis is not reduced but rather a valuation allowance is established and is remeasured each period for the passage of time, any change in expected cash flows, and changes in the fair value of the security.
Mortgage Loans: Mortgage loans are reported at amortized cost. Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are established for the expected credit losses at the time of purchase and represents the portion of the asset's amortized cost basis the Company does not expect to collect due to credit losses over the asset's contractual life. Expected credit losses consider past events, current conditions, and reasonable and supportable forecasts of future economic conditions or macroeconomic forecasts. Effective January 1, 2022, the Company elected the fair value option on the Company’s mortgage loan portfolio for GAAP. Changes in the fair value of the mortgage loan portfolio are reported in investment related gains (losses).

Short-term Investments: Short-term investments include investments with maturities less than one year from the date of acquisition and are included in cash, cash equivalents and short-term investments in the balance sheets and statements of cash flows. Under GAAP, investments with maturities less than three months from the date of acquisition are included in cash and cash equivalents while investments with maturities less than one year but greater than three months are included in short-term investments and are not part of cash and cash equivalents in the statements of cash flows.
Derivatives: Derivative instruments used in hedging transactions that meet the criteria of an effective hedge, and are designated in a hedge accounting relationship, are valued and reported in a manner that is consistent with the hedged asset or liability (e.g., amortized cost or fair value with the net unrealized capital gains (losses) reported in surplus along with any adjustment for federal income taxes). Embedded derivatives are not accounted for separately from the host contract. Under GAAP, all derivatives are reported on the balance sheets at fair value, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risks of the host contract is accounted for separately from the host contract and valued and reported at fair value. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge, or that meet the required criteria but the Company has chosen not to apply hedge accounting, are accounted for at fair value and the changes in the fair value are recorded as unrealized gains or unrealized losses directly to surplus rather than to income as required under GAAP.
Other Invested Assets: Changes in value of certain other long-term investments accounted for under the equity method of accounting are recorded as unrealized gains and losses as a component of surplus. Under GAAP, such changes are recorded through earnings.
Interest Maintenance Reserve (IMR): Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as IMR in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statements of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.
11

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
Asset Valuation Reserve (AVR): The AVR provides a valuation allowance for invested assets and is determined by an NAIC prescribed formula with changes reflected directly in surplus; AVR is not recognized for GAAP.
Policy Acquisition Costs: The costs of acquiring and renewing business are expensed as incurred. Under GAAP, acquisition costs directly related to successful acquisition of new or renewal contracts are capitalized and amortized over the life of the contracts.
Nonadmitted Assets: Certain assets are designated as nonadmitted; principally, as applicable, certain receivables from agents and bills receivable, electronic data processing equipment, capitalized software, furniture and equipment, prepaid expenses, certain deferred income tax assets, non-insurance subsidiaries for which audited GAAP financial statements are not obtained, and other certain assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to surplus. Under GAAP, there is no concept of nonadmitted assets.
Universal Life and Annuity Policies and Deposit-Type Contracts: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Interest on these policies is reflected in other benefits. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Under GAAP, premiums received on universal life are recorded directly to the reserve liability and benefits incurred represent interest credited to the policy account value and the excess of benefits paid over the policy account value. For deferred annuity policies and single premium immediate annuity (SPIA) policies without life contingencies, premiums received and benefits paid are recorded directly to the reserve liability.
Benefit Reserves: Certain policy reserves, including the group annuity contracts related to PGAs, are calculated as the present value of cash flows discounted using prescribed valuation interest rates and prescribed mortality rather than on estimated expected experience or actual account balances as would be required under GAAP. For PGA group annuity contracts with deferred lives (participants not currently receiving pension benefits but eligible to commence at a future date), the present value of expected benefits are determined using election age at normal retirement date, election type as single life annuity, and prescribed valuation interest rates and mortality.
Reinsurance: Policy and contract liabilities ceded to reinsurers under coinsurance agreements have been reported as reductions of the related reserves rather than as assets as would be required by GAAP. Any reinsurance balances deemed to be uncollectible are written off through a charge to earnings. A liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to surplus. Under GAAP, an allowance for expected credit losses is established through a charge to earnings with subsequent changes to expected credit losses recognized as an adjustment to that allowance through a charge to earnings. Upfront commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.
Deferred Income Taxes: Deferred tax assets are limited to: 1) the amount of capital gains taxes paid in prior years that can be recovered through capital loss carrybacks for existing temporary differences that reverse during a time-frame corresponding with Internal Revenue Service (IRS) tax loss carryback provisions, not to exceed three years, plus 2) the lesser of the amount of the remaining gross deferred tax
12

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
assets expected to be realized within three years of the balance sheet date or 15% of adjusted capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities after considering the character (i.e. ordinary versus capital) of the deferred tax assets and liabilities. The remaining deferred tax assets are nonadmitted. Deferred taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.
Subsidiaries, Controlled and Affiliated Entities: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company. Under GAAP, such consolidation would be required.
Comprehensive Income: Comprehensive income and its components are not presented in the financial statements, which is required under GAAP.
Separate Accounts: Separate account premiums and benefits are recognized in the accompanying statements of operations and transferred to or from the separate account. Under GAAP, separate account premiums and benefits are not recognized. The accounts and operations of the Company’s separate account are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Other significant accounting policies follow:
Investments
The Company's bonds, asset-backed securities, preferred stocks, affiliated and unaffiliated common stocks, mortgage loans, policy loans, short-term investments, cash equivalents and other invested assets are stated using methods prescribed by the NAIC, as follows:
•Bonds not backed by other loans are principally stated at amortized cost using the modified scientific method unless they are designated by the Securities Valuation Office (SVO) of the NAIC as Class 6, in which case they are reported at the lower of amortized cost or fair value. Bonds containing issuer call provisions (except make-whole call provisions) are amortized to the call or maturity value and date which produces the lowest asset value (yield-to-worst).
•Asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments unless they are designated by the Securities Valuation Office (SVO) of the NAIC as Class 6, in which case they are reported at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except for principal-only, interest-only, purchased credit impaired securities, and securities not highly rated at the time of purchase, which are valued using the prospective method.
•Perpetual preferred stock is carried at fair value, not to exceed any currently effective call price. The related net unrealized capital gains or losses are reported in surplus along with any adjustment for federal income taxes. Redeemable preferred stock designated by the SVO as Class 3 or better is carried at amortized cost. Redeemable preferred stock designated by the SVO as Class 4 to 6 is carried at the lower of cost or fair value.
13

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
•Affiliated common stock of the Company’s insurance subsidiaries is reported in accordance with SSAP No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, at the subsidiary's underlying capital and surplus plus unamortized goodwill. The Company’s investment in non-insurance subsidiaries is reported at the subsidiary's GAAP book value. The net change in the underlying book value of the subsidiaries is reflected within surplus as a change in unrealized capital gains and losses.
•Unaffiliated common stocks are reported at fair value based on quoted market prices or commercially available vendor prices and the related net unrealized capital gains or losses are reported in surplus along with any adjustment for federal income taxes.
•There are no restrictions on assets, except for those disclosed in Note 2.
•Mortgage loans are reported at unpaid principal balances, net of unamortized premiums and discounts, less valuation allowance for specific reserves. A mortgage loan is considered for a specific allowance when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that it will not be able to collect all scheduled principal and interest, a valuation allowance is established and the mortgage loan is written down to the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell and the recorded investment in the mortgage loan. The creation of a valuation allowance for specific reserves or change to an existing valuation allowance for specific reserves is reflected within surplus as a change in unrealized gains and losses. Mortgage loans for which foreclosure is probable are considered permanently impaired and a direct write down is recognized as a realized loss in the statements of operations and a new cost basis is established.
•Policy loans are valued at unpaid principal balances.
•Short-term investments include investments with remaining maturities of one year or less at the time of acquisition (excluding those investments classified as cash equivalents as defined below) and are principally stated at amortized cost. Short-term investments include bonds and money market instruments.
•Cash equivalents are money market mutual funds or short-term highly liquid investments with an original or remaining maturity of three months or less at the date of purchase and are principally stated at amortized cost.
•Other invested assets are primarily comprised of partnership interests. Partnership interests are accounted for under the equity method of accounting under which the carrying value of the related partnership interest is based on the Company’s proportional share of the GAAP equity of the partnership. Any difference between the cost basis and carrying value of the partnership interest is reflected in surplus. Other than partnerships, other invested assets may include surplus notes and debt securities that do not qualify as bonds. Surplus notes with an NAIC 1 or NAIC 2 designation are reported at amortized cost. Surplus notes with an NAIC 3 through NAIC 6 designation are reported at the lesser of amortized cost or fair value, with fluctuations in fair value reflected within surplus as a change in unrealized gains and losses. Debt securities that do not qualify as bonds are carried at the lesser of amortized cost or fair value, with fluctuations in fair value reflected within surplus as a change in unrealized gains and losses.
Changes in unrealized gains or losses on bonds, preferred stocks, and common stocks carried at fair value are credited or charged directly to surplus, except those securities with OTTI. A decline in a
14

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
security’s estimated fair value that is other-than-temporary is treated as a realized loss in the statements of operations and the cost basis of the security is reduced to its estimated fair value. The Company identifies fixed income and equity securities that could potentially have impairments that are other-than-temporary by monitoring changes in fair value of its securities relative to the amortized cost of those securities. The Company reviews its bonds and stocks on a case-by-case basis to determine whether an OTTI exists and whether losses should be recognized through earnings. The Company considers relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other-than-temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in fair value; (3) the issuer’s financial position and access to capital; and (4) for fixed income securities, the Company’s intent to sell a security or whether it is more likely than not it will be required to sell the security before the recovery of its amortized cost (which, in some cases, may extend to maturity) and for equity securities, the Company’s ability and intent to hold the security for a period of time that allows for the recovery in value. To the extent the Company determines that a security is deemed to be other-than-temporarily impaired, an impairment loss is recognized.
The recognition of an OTTI for asset-backed securities is dependent upon the Company’s ability and intent to hold the security until the ultimate recovery of amortized cost. SSAP No. 43, Asset-backed Securities, requires that an OTTI loss be recognized in earnings for an asset-backed security in an unrealized loss position when it is anticipated that the cost basis will not be recovered. When an OTTI is recognized, the non-interest related portion of the OTTI loss is recorded through AVR and the interest related portion is recorded through IMR. In situations where the Company intends to sell the security, or it does not have the intent and ability to hold the security until recovery of the amortized cost basis, the entire difference between the security’s amortized cost and estimated fair value is recognized as an OTTI loss in the statements of operations. In situations where the Company does not intend to sell the security, and has both the intent and ability to hold the security until recovery of the amortized cost basis but does not expect to recover the entire amortized cost, the difference between the amortized cost basis of the security and the net present value of the future cash flows expected to be collected is recognized as an OTTI loss in the statements of operations.
Realized capital gains and losses are determined on a first-in, first-out basis and are recorded net of related federal income taxes. The AVR is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the IMR, the portion of realized gains and losses on sales of fixed income investments (principally bonds and mortgage loans) attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.
As of December 31, 2025, the Company’s Interest Maintenance Reserve (IMR) liability on the General Account is positive and the Insulated Separate Account is negative, resulting in a net negative IMR balance. The Company has evaluated the conditions for admitting negative IMR pursuant to SSAP No. 7, Asset Valuation Reserve and Interest Maintenance Reserve and INT 23-01 and has admitted $6,666 of net negative IMR in the separate account as of December 31, 2025. The percentage of total admitted disallowed IMR to adjusted capital and surplus is 1.987% as of December 31, 2025.
Changes in nonadmitted asset carrying amounts are recorded directly to surplus.
Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default or foreclosure or which are delinquent more than 90
15

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
days. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from interest income when payment exceeds 90 days past due.
Derivatives
Derivatives are carried on the Company’s balance sheets as both derivative assets and derivative liabilities. The Company executes bilateral trades. For bilateral trades, the Company has elected to present any derivatives subject to master netting provisions as a gross asset or liability, gross of collateral presented. On the date a derivative contract is executed, the Company designates derivatives as either a cash flow hedge, fair value hedge, or a free-standing derivative held for other risk management purposes, which primarily involve managing asset or liability risks associated with the Company’s reinsurance treaties which do not qualify for hedge accounting. Free-standing derivatives also include derivatives that economically hedge interest rate risk and other cash flows risks but do not qualify for, or the Company has chosen not to apply, hedge accounting. The Company’s policy is to align the derivative income or expense to the statements of operations line item for which it relates.
For bilateral derivative positions, in order to reduce the amount of exposure on derivative instruments, the Company may be required to pledge or receive collateral for any derivative contracts that are entered into. The amount of collateral that is required is based on the fair value of the contract and credit threshold of the counterparty.

Derivative instruments that qualify for hedge accounting are valued and reported in a manner consistent with the hedged asset or liability. To qualify for hedge accounting, the Company must maintain specific documentation regarding the risk management objectives of the hedge and demonstrate on an ongoing basis that the hedging relationship remains highly effective. Derivatives that do not qualify for, or for which the Company has elected not to apply hedge accounting, excluding replication transactions, are measured at fair value each reporting period with changes in fair value recorded as unrealized gains or losses in surplus. Cash payments made or received on these derivative instruments are recorded through income.

Separate Accounts
Separate account assets and liabilities reported in the balance sheets represent funds that are separately administered. The Company maintains two separate accounts supporting group annuity contracts issued to employers, in respect of that employers' pension plan. The separate account assets are legally segregated and are not subject to claims which may arise from any other business of the Company. The Company also maintains a non-insulated separate account supporting registered index-linked deferred annuities issued by the Company.
Premiums and Annuity Considerations
Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. These revenues are recognized when due. Benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Premiums received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Accident and health premiums are earned pro-rata over the terms of the policies.

Deferred and uncollected life insurance premiums represent annual or fractional premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected.
16

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
Policy Reserves and Funds on Deposit
Policy reserves for life and annuity contracts, including the group annuity contracts related to PGA, are developed using prescribed actuarial methods. Reserves for individual life insurance policies issued prior to July 1, 1980 are calculated using primarily the Net Level Premium method. After this date, reserves are calculated using the Commissioner’s Reserve Valuation Method. Annuity policy reserves are calculated using the Commissioner’s Annuity Reserve Valuation Method. The use of these reserve methods for life policies is to partially offset the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year, which is less than the reserve increase in renewal years. Reserves meet the minimum requirements of the insurance laws and regulations of the state of domicile. For registered indexed-linked annuity products, the Company follows NY Regulation 213. NY Reg 213 is a principles-based reserve approach that utilizes company specific assumptions and stochastic scenarios, floored by a standard projection which uses prescribed assumptions and acts as a guardrail against potential outliers resulting from company specific assumptions.
Accident and health policy reserves are calculated using statistical analyses to develop and estimate the ultimate net cost of reported and unreported losses. The reserves also include an amount for unearned premiums determined by prorating the premiums received over the terms of the policies and active-life mid-terminal reserves for individual non-cancelable and guaranteed renewable policies using the Net Level Premium method.
The reserves related to fixed-rate investment contracts and policyowner funds left on deposit with the Company are generally equal to fund balances less applicable surrender charges.
The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the premium beyond the date of death. Reserves are recognized for surrender values in excess of reserves as legally computed.
Additional premiums are charged for policies issued on substandard lives according to underwriting classification. Mean reserves are determined by computing the regular mean reserve for the policy and holding an additional one half of the extra premium charged for the year.
Tabular interest, tabular less actual reserves released and tabular cost have been determined using the underlying policy data.
The following summarizes the mortality tables used to compute life and annuity policy reserves on a net basis:

	December 31, 2025		December 31, 2024
	Amount	Percent	Amount	Percent
Life insurance - (CSO (1958, 1980, 2001, 2017), CET (1958, 1980) (3.0 - 6.0%))	$133,763	31.4%	$138,611	30.3%
Annuities - (A2000, 71IAM, 83IAM, 2012IAR (0.75 - 10.00%))	278,216	65.1%	293,786	64.3
Other - (0.75 - 5.25%)	15,111	3.5	24,501	5.4
Total	$427,090	100.0%	$456,898	100.0%
Contract Claim Reserves
Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the date of the balance sheets. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to
17

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.
Reinsurance
Reinsurance premiums and benefits, paid or provided, are accounted for on a basis consistent with those used in accounting for the policy as originally issued and with the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in surplus and are amortized into income as earnings emerge on the business reinsured. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of amounts ceded. Reinsurance recoverable are amounts due from reinsurers on benefits paid by the Company. Reinsurance receivables consist of commissions and expense allowances due and other refunds due from the reinsurer. Reinsurance payables consist of premiums and other refunds due to the reinsurer. The Company has elected to present receivables and payables from affiliated reinsurance agreements on a net basis on the balance sheets.
Federal Income Taxes
Deferred federal income taxes are calculated as defined by SSAP No. 101, Income Taxes. SSAP No. 101 establishes deferred tax assets and liabilities based on differences between statutory and tax reporting. The deferred tax assets are then subject to an admissibility test which can limit the amount of deferred tax assets that are recorded.
Accounting Changes
Effective January 1, 2025, the Company adopted the principle-based-bond definition (PBBD). This adoption clarifies that securities qualifying as issuer credit obligations fall under the scope of SSAP No. 26, Bonds, while those qualifying as asset-backed securities fall under SSAP No. 43, Asset-Backed Securities. Securities that do not meet these criteria are reported as debt securities that do not qualify as bonds, residual tranches, other invested assets, or non-admitted assets. Changes in the measurement of bonds due to the transition is reported as a change in unrealized gains (losses) and not as a change in accounting principle. The impacts of securities reclassified under the PBBD are as follows:
•As of January 1, 2025, the aggregate book adjusted carrying value prior to adoption of PBBD for all securities reclassified from bonds to other invested assets is $27,180 in the general account and $2,402 in the separate accounts.

•As of January 1, 2025, the aggregate book adjusted carrying value after adoption of PBBD for securities reclassified from bonds to other invested assets that resulted in a change in measurement basis from amortized cost to lower of amortized cost or fair value is $15,124 in the general account and $0 in the separate accounts.

•The aggregate surplus impact for securities reclassified from bonds to other invested assets includes the difference between the book adjusted carrying value as of December 31, 2024 and the book adjusted carrying value after adoption as of January 1, 2025 for those securities that resulted in a change in measurement basis. The total surplus impact from the change in measurement basis was not material.

•Contemporaneous with the January 1, 2025 adoption of the PBBD, the Company made conforming revisions for INT 24-01: Principles-Based Bond Definition Implementation Questions and Answers, which provided further clarification on the accounting for hybrid instruments, among other topics. Pursuant to this guidance, the Company reclassified certain hybrid instruments from preferred stock to other invested assets. The corresponding impact to surplus was not material.
18

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)

2.    Investments
The carrying value and estimated fair value of investments principally held at amortized cost are summarized as follows:

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2025
Issuer credit obligations
U.S. government obligations	$3,478	$—	$111	$3,367
Non-U.S. sovereign jurisdiction securities	10,076	—	1,358	8,718
Municipal bonds - special revenue	71,879	—	15,911	55,968
Corporate bonds	1,393,146	6,623	194,600	1,205,169
Single entity backed obligations	161,310	104	19,668	141,746
Bonds issued by funds representing operating entities	192,222	1,998	9,472	184,748
Bank loans - acquired	3,816	—	94	3,722
Total issuer credit obligations	1,835,927	8,725	241,214	1,603,438
Asset-backed securities
Financial asset-backed securities - self-liquidating	996,923	11,488	16,203	992,209
Financial asset-backed securities - not self-liquidating	8,007	—	134	7,872
Non-financial asset-backed securities	63,127	971	1,213	62,885
Total asset-backed securities	1,068,057	12,459	17,550	1,062,966
Total bonds	$2,903,984	$21,184	$258,764	$2,666,404
Cash equivalents	$257,623	$—	$—	$257,623

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2024
Bonds:
U.S. governments	$3,240	$—	$177	$3,063
All other governments	10,852	—	1,911	8,941
U.S. political subdivisions of states, territories, and possessions, guaranteed	7,680	—	711	6,969
U.S. special revenue and special assessment obligations, etc. non-guaranteed	82,718	59	17,707	65,070
Industrial and miscellaneous	3,148,919	17,087	307,814	2,858,192
Hybrid securities	8,861	437	220	9,078
Parent, subsidiaries and affiliates	39,842	490	2,176	38,156
Unaffiliated bank loans	4,402	—	233	4,169
Total bonds	$3,306,514	$18,073	$330,949	$2,993,638
Cash equivalents	$68,004	$—	$—	$68,004
19

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
A summary of the carrying value and fair value of the Company’s investments in bonds at December 31, 2025, by contractual maturity, is as follows:

	Carrying Value	Fair Value

Due in one year or less	$8,604	$8,572
Due after one year through five years	302,538	300,337
Due after five years through ten years	328,217	305,117
Due after ten years	1,196,568	989,411
Asset-backed securities	1,068,057	1,062,967
Total	$2,903,984	$2,666,404
The actual maturities may differ from the contractual maturities in the foregoing table because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
The following tables show unrecognized gross unrealized losses and fair value for investments which other-than-temporary declines in value have not been recognized in the current period, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position:

	Less than		Twelve Months
	Twelve Months		or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2025
Issuer credit obligations
U.S. government obligations	$—	$—	$3,367	$111	$3,367	$111
Non-U.S. sovereign jurisdiction securities	—	—	8,718	1,358	$8,718	1,358
Municipal bonds - special revenue	—	—	55,968	15,911	$55,968	15,911
Corporate bonds	15,651	413	968,078	194,187	$983,729	194,600
Single entity backed obligations	—	—	127,786	19,668	$127,786	19,668
Bonds issued by funds representing operating entities	—	—	81,944	9,472	$81,944	9,472
Bank loans - acquired	—	—	3,721	94	$3,721	94
Total issuer credit obligations	15,651	413	1,249,582	240,801	1,265,233	241,214
Asset-backed securities
Financial asset-backed securities - self-liquidating	217,439	3,665	124,369	12,538	341,808	16,203
Financial asset-backed securities - not self-liquidating	7,872	134	—	—	7,872	134
Non-financial asset-backed securities	449	—	9,446	1,213	9,895	1,213
Total asset-backed securities	225,760	3,799	133,815	13,751	359,575	17,550
Total bonds	241,411	4,212	1,383,397	254,552	1,624,808	258,764
Debt securities that do not qualify as bonds	14,428	1,915	—	—	14,428	1,915
Total	$255,839	$6,127	$1,383,397	$254,552	$1,639,236	$260,679
20

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)

	Less than		Twelve Months
	Twelve Months		or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2024
Bonds:
U.S. governments	$324	$32	$2,739	$145	$3,063	$177
All other governments	6,158	489	2,783	1,421	8,941	1,911
U.S. political subdivisions of states, territories, and possessions, guaranteed	—	—	6,970	711	6,970	711
U.S. special revenue and special assessment obligations, etc. non-guaranteed	998	2	62,014	17,705	63,012	17,707
Industrial and miscellaneous	361,666	10,285	1,513,047	297,529	1,874,713	307,814
Hybrid securities	3,058	2	1,007	218	4,065	220
Parent, subsidiaries, and affiliates	—	—	15,731	2,176	15,731	2,176
Unaffiliated bank loans	—	—	4,169	233	4,169	233
Total bonds	$372,204	$10,810	$1,608,460	$320,138	$1,980,664	$330,949

Included in the above tables are 561 securities from 419 issuers at December 31, 2025 and 654 securities from 477 issuers at December 31, 2024. The unrealized losses on corporate securities come primarily from the Consumer Non-cyclical, Electric, Energy, Technology, and Communications sectors. The unrealized losses are primarily attributable to changes in market interest rates since acquisition. Unrealized losses were not recognized in income as the Company intends to hold these securities and it is not more likely than not that the Company will be required to sell a security before the recovery of its amortized cost.

The following table shows unrecognized gross unrealized losses and fair value on asset-backed securities and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2024. These asset-backed securities were included within the bonds lines of the above table for 2024.

	Less than		Twelve Months
	Twelve Months		or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Asset-backed securities	$195,493	$5,477	$267,942	$36,665	$463,435	$42,142

21

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
OTTI was recognized on the following asset-backed securities in 2025 due to the present value of the cash flows expected to be collected being less than the amortized cost basis:

Security	Date of Impairment	Amortized Cost Prior to OTTI	OTTI Recognized in Earnings	Fair Value at Time of OTTI	Amortized Cost After OTTI

41161PVJ9	3/31/2025	$1,226	$8	$1,128	$1,217
761118QM3	3/31/2025	98	3	85	95
05533WBF0	6/30/2025	3,320	1	3,043	3,320
41161PVJ9	6/30/2025	1,190	8	1,112	1,183
12668BZB2	9/30/2025	3,299	104	3,195	3,195
761118QM3	9/30/2025	91	1	80	90
87244BAA6	9/30/2025	1,263	338	843	925
05533WBF0	12/31/2025	3,189	30	2,927	3,159
362341LL1	12/31/2025	6,242	9	6,233	6,233
61748HQW4	12/31/2025	1,708	48	1,556	1,660
761118QM3	12/31/2025	88	9	77	79
			$559

OTTI was recognized on the following asset-backed securities in 2024 due to the present value of the cash flows expected to be collected being less than the amortized cost basis:

Security	Date of Impairment	Amortized Cost Prior to OTTI	OTTI Recognized in Earnings	Fair Value at Time of OTTI	Amortized Cost After OTTI

05490AAG8	6/30/2024	$17,939	$17,939	$—	$—
251510GR8	6/30/2024	344	59	266	285
3622ECAK2	6/30/2024	1,351	11	1,260	1,341
61748HQW4	6/30/2024	2,108	54	1,826	2,054
87244BAA6	9/30/2024	1,835	612	734	1,223
007036PG5	12/31/2024	217	15	197	202
41161PVJ9	12/31/2024	1,277	14	1,160	1,263
761118QM3	12/31/2024	100	1	90	99
			$18,705

22

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
OTTI was recognized on the following asset-backed securities in 2023 due to the present value of the cash flows expected to be collected being less than the amortized cost basis:

Security	Date of Impairment	Amortized Cost Prior to OTTI	OTTI Recognized in Earnings	Fair Value at Time of OTTI	Amortized Cost After OTTI

17322JAB9	3/31/2023	$906	$6	$868	$900
61748HQW4	3/31/2023	2,400	31	2,230	2,368
74958WAB2	3/31/2023	1,254	15	1,026	1,239
94987UAC7	3/31/2023	4,025	8	3,941	4,017
2254W0MF9	6/30/2023	4,379	1	3,960	4,378
61748HQW4	6/30/2023	2,248	1	2,117	2,247
86363GAF1	6/30/2023	335	1	290	334
94987UAC7	6/30/2023	3,805	33	3,709	3,771
61748HQW4	9/30/2023	2,229	35	2,028	2,195
00256DAB8	12/31/2023	664	103	435	561
61748HQW4	12/31/2023	2,168	8	2,060	2,159
05490AAJ2	12/31/2023	22,580	22,167	413	413
			$22,409
The evaluation of OTTI for the Company’s investments considered the factors discussed in Note 1.
No OTTI was recognized in 2025, 2024 or 2023 on asset-backed securities due to the intent to sell or inability or lack of intent to retain the investment for a period of time sufficient to recover the amortized cost basis.

Sub-Prime Mortgage Related Risk Exposure
The Company has exposure to the sub-prime mortgage credit market through certain mortgage-backed securities (MBS). These securities consist of diversified investments with both fixed-rate and variable-rate collateral, are focused on senior positions within the structure, have borrowers which have demonstrated attachment and ability to pay despite financial stress, and the vast majority are rated 1 or 2 by the NAIC. At December 31, 2025 and 2024, the Company held MBS with sub-prime exposure with a carrying value of $13,700 and $10,457, respectively, a cost of $13,725 and $10,418, respectively, and a fair value of $13,845 and $10,420, respectively. There was $0 and $0 of other-than-temporary impairments recognized on these securities during 2025 and 2024, respectively.
Mortgage Loans, Including Mezzanine Real Estate Loans
The Company’s investments in mortgage loans on real estate consist primarily of commercial mortgage loans (CMLs) made on a full recourse basis. Mezzanine CMLs comprise 13% of total mortgage loans for both of the years ended December 31, 2025 and 2024. During 2025, the Company acquired no new CMLs. The Company invests in both fixed-rate and variable-rate loans and manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location.

During 2025, the Company acquired no new residential mortgage loans (RMLs).
23

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
The portfolio credit risk for mortgage loans was concentrated in the following geographic regions:

	December 31, 2025		December 31, 2024
	Mortgage Loan Carrying Value	Percent of Total	Mortgage Loan Carrying Value	Percent of Total

North Central	$7,143	11.7%	$8,444	13.6%
South Atlantic	3,350	5.5	3,824	6.1
Pacific	35,681	58.7	35,279	56.6
Atlantic	14,628	24.1	14,754	23.7
Total commercial loans	60,802	100.0	62,301	100.0
Total residential loans	—	—	—	—
Total mortgage loans	$60,802	100.0%	$62,301	100.0%
At December 31, 2025 and 2024, all mortgage loans were in good standing.
At December 31, 2025 and 2024, there were no CMLs or RMLs over 90 days past due that were still accruing interest, and the Company had no accrued interest for CMLs or RMLs that was 90 days past due.
During 2025 and 2024, the Company did not reduce the interest rates of or restructure any outstanding mortgage loans.
At December 31, 2025 and 2024, the Company's recorded investment and average recorded investment in impaired CMLs was $2,600 and $7,143, respectively. There was no interest income recognized for impaired CMLs in 2025, 2024 and 2023.
Allowance for credit losses for mortgage loans are as follows:

	Years Ended December 31,
	2025	2024	2023

Balance at beginning of period	$1,299	$1,299	$1,299
Additions charged to operations	2,600	—	—
Direct write-downs charged against the allowances	—	—	—
Recoveries of amounts previously charged off	(1,299)	—	—
	$2,600	$1,299	$1,299
At December 31, 2025 and 2024, there were no taxes, assessments or amounts which had been advanced but not repaid and not included in the mortgage loan. The primary credit quality indicator monitored is loan performance. Nonperforming mortgage loans are 90 days or more past due and are in non-accrual status. The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 90 days) and the loan continues to perform under its original or restructured contractual terms. The Company recognizes interest income on its impaired loans upon receipt.
24

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
No mortgage loans were derecognized as a result of foreclosure during the years ended December 31, 2025, 2024 and 2023.

Other Invested Assets
The Company has no investments in joint venture, partnerships or limited liability companies that exceed 10% of its admitted assets. During 2025, 2024 and 2023, there were no impairments on partnerships and limited liability companies. The impairments were based on an assessment that future cash flows of affected limited partnerships would be less than the cost basis of the limited partnership. Fair value is determined utilizing statements received from the partnerships and limited liability companies.

Investment Income
Major categories of investment income (loss) are summarized as follows:

	Years Ended December 31,
	2025	2024		2023

Bonds	$159,512	$155,544		$119,490
Preferred stocks	580	735		641
Mortgage loans	3,142	2,979		2,962
Derivatives	2,916	2,289		1,685
Policy loans	756	788		821
Cash, cash equivalents and short-term investments	7,555	15,044		14,262
Other invested assets	3,388	1,931		3,109
Other, net	8	3		186
Total gross investment income	177,857	179,313	—	143,156
Less: Investment expenses	10,097	10,513		9,217
Net investment income	$167,760	$168,800		$133,939
Investment income due and accrued with amounts over 90 days past due, with the exception of mortgage loans in default, is nonadmitted. The components of accrued investment income are as follows:

	Years Ended December 31,
	2025	2024

Gross accrued investment income	$31,147	$35,911
Nonadmitted accrued investment income	(32)	(42)
Accrued investment income	$31,115	$35,869
As of December 31, 2025 and 2024, deferred interest was $0 and $556, respectively. As of December 31, 2025 and 2024, cumulative paid-in-kind interest was $0 and $67, respectively, and has been included in the principal balance of invested assets.

25

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
The Company disposed of securities with callable features which generated prepayment fee income as follows:

	Years Ended December 31,
	2025	2024	2023

General Account - number of securities	1	4	9
General Account - amount of income	$12	$70	$178
Separate Account - number of securities	1	5	5
Separate Account - amount of income	$93	$257	$—
Proceeds from bonds and related gross realized gains and losses were as follows:

	Years Ended December 31,
	2025	2024	2023

Proceeds	$453,879	$419,895	$30,817

Gross realized gains	$3,430	$7,735	584
Gross realized losses	(17,831)	(32,815)	(25,930)
Net realized gains (losses) on bonds	$(14,401)	$(25,080)	$(25,346)
Gross realized losses on bonds for the years ended December 31, 2025, 2024 and 2023 include $559, $22,329 and $22,409 respectively, of losses recognized on other-than-temporary impairments in values of investments.
Realized capital gains and losses are reported net of amounts transferred to the IMR and federal income taxes as follows:

	Years Ended December 31,
	2025	2024	2023

Bonds	$(14,401)	$(25,080)	$(25,346)
Derivatives	(274)	(156)	28
Other invested assets	346	—	(5)
Foreign exchange on cash	62	(73)	138
Other	—	37	4
Total net realized gains (losses) on investments	(14,267)	(25,272)	(25,181)
Less amount transferred to IMR (net of related taxes of
$(2,937) in 2025, $(640) in 2024 and $11 in 2023)	(11,046)	(2,406)	43
Federal income tax expense (benefit)	(6,078)	368	(263)
Net realized capital gains (losses), net of tax and transfers to interest maintenance reserve	$2,857	$(23,234)	$(24,961)
26

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
The proceeds received and amortized cost were used as the basis for determining the realized gain or loss on sale.
The change in net unrealized capital gains and losses on investments recorded in surplus is as follows:

	Years Ended December 31,
	2025	2024	2023

Bonds	$350	$8,518	$12,503
Stocks	56,194	7,628	6,585
Derivatives	697	(71)	13,144
Mortgage Loans	(1,301)	—	—
Other invested assets	(1,926)	(171)	(773)
Foreign exchange	65	121	(42)
Total change in net unrealized capital gains (losses)	54,079	16,025	18,286
Deferred capital gains tax	(326)	1,701	2,665
Change in net unrealized capital gains (losses), net of deferred tax	$54,405	$14,324	$15,621
Pledged and Restricted Assets
Assets pledged to others as collateral or otherwise restricted by the Company are as follows:

	December 31, 2025
	Total	Total	Percentage	Percentage
	General	Separate	of Total	of Admitted
	Account	Account	Assets	Assets

On deposit with states	$6,994	$—	0.1%	0.1%
Pledged as collateral for derivatives	10,270	—	0.2	0.2
Derivative and other collateral	5,330	—	0.1	0.1
	$22,594	$—	0.4%	0.4%

	December 31, 2024
	Total	Total	Percentage	Percentage
	General	Separate	of Total	of Admitted
	Account	Account	Assets	Assets

On deposit with states	$6,976	$—	0.1%	0.1%
Pledged as collateral for derivatives	1,780	—	—	—
Derivative and other collateral	17,490	—	0.3	0.3
	$26,246	$—	0.4%	0.4%

As of December 31, 2025, the Company has invested assets of $2,781,242 held under a funds withheld reinsurance agreement, which represented 51.8% of total admitted assets. Of this amount, $45,846 were considered related party investments for the reinsurer.
27

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)

3.    Derivatives

The Company utilizes derivative instruments which may include the following:

Options: The Company has issued index-linked products. These contracts credit interest based on certain indices, primarily the S&P and other benchmark indices. OTC call and put option contracts are purchased to hedge the interest credited to the customer as a direct result of movements in the underlying indices. Upon exercise, the Company will receive the fair value of the call option.

Futures: Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily fair values of those contracts. Futures contracts are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. The clearing brokers with whom the Company enters into exchange-traded futures are regulated futures commission merchants who are members of a trading exchange.

Futures are recorded at fair value of margin on deposit with the clearing broker and changes in this margin on deposit are recorded as unrealized capital gains or losses until the time of sale.

Currency Swaps: Foreign currency swaps are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies. With a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the termination of the currency swap by each party.

The Company has currency swaps in qualifying hedge relationships at December 31, 2025 and 2024. Currency swaps are accounted for as cash flow hedges.

The parties with whom the Company enters into over the counter (OTC) swap contracts are highly rated financial institutions whereby contracts are supported by collateral, which minimizes the credit risk associated with such contracts.

Forwards: The Company uses foreign exchange forward contracts to hedge certain invested assets against movement in foreign currency. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

During 2025, 2024 and 2023, the Company did not recognize gains or losses resulting from any derivative instruments which previously qualified for hedge accounting that no longer qualify for hedge accounting (or which were ineffective for a portion of the year).

28

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
At December 31, 2025 and 2024, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or
	Notional Amount		Fair Value
	2025	2024	2025	2024
Derivative assets:
Options	$10,462	$—	$3,060	$—
Futures	259	—	369	—
Currency swaps	65,828	176,558	7,347	15,854
Forwards	1,522	—	11	—
Derivative liabilities:
Options	$11,419	$—	$453	$—
Currency swaps	185,668	28,975	13,344	1,678
Forwards	805	—	4	—

4.    Fair Value
Included in the financial statements are certain financial instruments carried at fair value.  Other financial instruments are periodically measured at fair value, such as certain bonds and preferred stock carried at the lower of cost or fair value.
The fair value of an asset and a liability is the amount at which that asset could be bought or sold and the liability could be transferred in a current transaction between willing parties, that is, other than in a forced or liquidation sale.
Determination of Fair Value
The following methods and assumptions were used by the Company in estimating fair value for financial instruments in the accompanying financial statements and notes thereto:
Bonds, preferred stocks, cash equivalents, short-term investments (bonds), and unaffiliated common stocks: Fair values of these investments are based on quoted market prices or commercially available pricing vendors, when available. If neither a quoted market price nor vendor price is available, the Company obtains broker quotes or utilizes an internally-developed model to estimate fair value.
In the case of privately placed corporate bonds, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

Mortgage loans: The estimated net cash flows to maturity were discounted to derive an estimated fair value using a discount rate based on the loan’s remaining weighted average life and credit quality. Loans which have been restructured are valued primarily at the discounted estimated net cash flows to maturity. Loans that are in foreclosure or are significantly delinquent were valued at the underlying collateral value.
Policy loans, cash, cash equivalents and short-term investments (money market): The carrying amounts reported in the accompanying balance sheets for these instruments approximates fair value.
29

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
Derivative instruments: Fair values for derivative instruments included in both derivative assets and derivative liabilities are principally valued using an income approach with valuations principally provided by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure.

Other invested assets: Partnership interests are valued based on the most recent net asset value (NAV) obtained from fund managers, adjusted for contribution and distribution activity to roll forward the NAV to the balance sheet date. For fixed-rate and variable-rate investments, the carrying amounts reported in the accompanying balance sheets approximate fair value. Surplus notes are valued consistent with bonds, as discussed above. Certain assets included within other invested assets are valued based on cost.
Derivative collateral asset and liability: The carrying amounts reported in the accompanying balance sheets approximate fair value, as the collateral is held in cash.

Separate account assets and liabilities-group annuity and index-linked annuity: Fair values of the underlying separate account assets and liabilities supporting PGA and index-linked annuity follow the same fair value assumptions and methods utilized in the general account.

Deposit-type contracts: Fair values of the Company’s liabilities under contracts not involving mortality or morbidity risks (principally, immediate annuities and supplementary contracts) are calculated by discounting best estimate cash flows based on market interest rate assumptions.

Valuation Hierarchy
The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with significant unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:
Level 1 - Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.
Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves.
Level 3 - Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.
30

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
Fair Value Measurements
The following tables provide information about the Company's financial assets and liabilities which are measured and reported at fair value in the balance sheets.

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets at fair value
Bonds	$—	$—	$843	$843
Preferred stocks	6,202	4,008	—	10,210
Derivative assets:
Options	—	3,060	—	3,060
Futures	369	—	—	369
Forwards	—	11	—	11
Other invested assets	—	14,428	—	14,428
Separate account assets - group annuity	—	1,256	—	1,256
Total assets at fair value	$6,571	$22,763	$843	$30,177
Liabilities at fair value
Derivative liabilities:
Options	$—	$453	$—	$453
Forwards	—	4	—	4
Separate account liabilities - group annuity	—	356	—	356
Total liabilities at fair value	$—	$813	$—	$813

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets at fair value
Bonds	$—	$10,873	$792	$11,665
Preferred stocks	6,612	9,983	—	16,595
Derivative assets:
Currency swaps	—	349	—	349
Forwards	—	31	—	31
Separate account assets - group annuity	—	1,748	338	2,086
Total assets at fair value	$6,612	$22,984	$1,130	$30,726
Liabilities at fair value
Derivative liabilities:
Forwards	$—	$42	$—	$42
Separate account liabilities - group annuity	—	1	—	1
Total liabilities at fair value	$—	$43	$—	$43
31

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
The methodologies and inputs utilized in estimating the fair values of assets and liabilities measured and reported at fair value are reliant on the assumptions used. Fair value estimates are based on quoted market prices and commercially available vendor prices, when available. When those prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality. In instances where there is little or no market activity for the same or similar instruments, the Company estimates the fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which may become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect risk inherent in a particular methodology, model or input employed. For further discussion regarding which financial instruments are included at each applicable level, please refer to the “Fair Value of All Financial Instruments” section below.

Level 3 Reconciliation
The following tables summarize the changes in assets and liabilities classified as Level 3:

	Year Ended December 31, 2025
	Beginning			Total Gains	Total Gains				Total Ending
	Balance at	Transfers	Transfers	(Losses)	(Losses)				Balance at
	January 1,	into	out of	Included in	Included in				December 31,
	2025	Level 3	Level 3	Net Income	Surplus	Purchases	Sales	Settlements	2025
Assets
Bonds	$792	$—	$—	$(312)	$363	$—	$—	$—	$843
Separate account assets - group annuity	338	—	(338)	—	—	—	—	—	—
Total assets	$1,130	$—	$(338)	$(312)	$363	$—	$—	$—	$843

	Year Ended December 31, 2024
	Beginning				Total Gains	Total Gains				Total Ending
	Balance at		Transfers	Transfers	(Losses)	(Losses)				Balance at
	January 1,		into	out of	Included in	Included in				December 31,
	2024		Level 3	Level 3	Net Income	Surplus	Purchases	Sales	Settlements	2024
Assets
Bonds	$—		$12,095	$(10,873)	$3	$(431)	$—	$—	$(2)	$792
Separate account assets - group annuity	—		398	—	—	(30)	—	—	(30)	338
Total assets	$—	0	$12,493	$(10,873)	$3	$(461)	$—	$—	$(32)	$1,130

Transfers
Transfers between fair value hierarchy levels are recognized at the end of the period in which the transfer occurs. Transfers into and out of Level 3 represent securities which are carried at lower of cost or fair value resulting in periodic transfers into and out of Level 3 financial instruments which are characterized as carried at fair value.

32

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
Fair Value of All Financial Instruments
The aggregate fair value of the Company’s financial instruments and the level within the fair value hierarchy are presented in the following tables and with the related admitted values. Pursuant to SSAP No.100, insurance contracts (other than deposit-type contracts) and affiliated common stocks have been excluded.

	December 31, 2025
Type of Financial Instrument	Aggregate Fair Value	Admitted Value	NAV[1]	Level 1	Level 2	Level 3
Assets
Bonds	$2,666,404	$2,903,984	$—	$3,367	$2,592,364	$70,673
Preferred stock	10,210	10,210	—	6,202	4,008	—
Mortgage loans	53,318	60,802	—	—	—	53,318
Policy loans	10,525	10,525	—	—	10,525	—
Cash, cash equivalents and short-term investments	334,004	334,004	—	334,004	—	—
Derivative assets:
Options	3,060	3,060	—	—	3,060	—
Futures	369	369	—	369	—	—
Currency swaps	7,347	5,772	—	—	7,347	—
Forwards	11	11	—	—	11	—
Derivative collateral asset	10,270	10,270	—	10,270	—	—
Other invested assets	88,066	96,713	329	—	87,737	—
Separate account assets - group annuity	1,553,517	1,664,528	—	102,247	1,353,441	97,829
Separate account assets - index-linked annuity	20,314	20,295	—	19,712	—	602
Total assets	$4,757,415	$5,120,543	$329	$476,171	$4,058,493	$222,422
Liabilities
Deposit-type contracts	$5,076	$5,133	$—	$—	$—	$5,076
Derivative liabilities:
Options	453	453	—	—	453	—
Currency Swaps	13,344	14,029	—	—	13,344	—
Forwards	4	4	—	—	4	—
Derivative and other collateral	5,330	5,330	—	5,330	—	—
Separate account liabilities - group annuity derivatives	3,114	1,419	—	—	3,114	—
Separate account liabilities - group annuity deposit-type contracts	166	165	—	—	—	166
Total liabilities	$27,487	$26,533	$—	$5,330	$16,915	$5,242
[1] Investments measured at NAV as a practical expedient in determining fair value have not been classified in the fair value hierarchy.
33

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)

	December 31, 2024
Type of Financial Instrument	Aggregate Fair Value	Admitted Value	NAV[1]	Level 1	Level 2	Level 3
Assets
Bonds	$2,993,638	$3,306,514	$—	$3,240	$2,974,129	$16,269
Preferred stock	16,595	16,595	—	6,612	9,983	—
Mortgage loans	52,766	62,301	—	—	—	52,766
Policy loans	10,122	10,122	—	—	10,122	—
Cash, cash equivalents and short-term investments	143,756	143,756	—	143,756	—	—
Derivative assets:
Currency swaps	15,854	15,930	—	—	15,854	—
Forwards	31	31	—	—	31	—
Derivative collateral asset	1,780	1,780	—	1,780	—	—
Other invested assets	32,000	41,550	341	—	31,659	—
Separate account assets - group annuity	1,341,079	1,507,649	—	14,574	1,297,565	28,940
Total assets	$4,607,621	$5,106,228	$341	$169,962	$4,339,343	$97,975
Liabilities
Deposit-type contracts	$5,649	$5,891	$—	$—	$—	$5,649
Derivative liabilities:
Currency Swaps	1,678	1,120	—	—	1,678	—
Forwards	42	42	—	—	42	—
Derivative and other collateral	17,490	17,490	—	17,490	—	—
Separate account liabilities - group annuity deposit-type contracts	202	200	—	—	—	202
Separate account liabilities - group annuity derivatives	$1	$1	$—	$—	$1	$—
Total liabilities	$25,062	$24,744	$—	$17,490	$1,721	$5,851
[1] Investments measured at NAV as a practical expedient in determining fair value have not been classified in the fair value hierarchy.
Bonds, preferred stocks, unaffiliated common stocks, cash equivalents, short-term investments, and other invested assets (surplus notes): Bonds, preferred stocks, cash equivalents, short-term investments, and surplus notes (included in other invested assets) classified as Level 2 are valued by commercially available vendors using observable inputs or inputs which can be corroborated by market data. Bonds classified as Level 3 are valued using broker quotes or internal models containing significant unobservable inputs.

Mortgage loans: Mortgage loans classified as Level 3 are primarily valued based on estimated net cash flows to maturity, discounted at a rate based on the loan’s remaining weighted average life and credit quality, which contains significant unobservable inputs.

Policy loans: The fair value of policy loans classified as Level 2 is equal to the carrying value of the loans, which are collateralized by the cash surrender value of the associated insurance contract.

Cash, cash equivalents and short-term investments, and derivative collateral asset and liability: The fair value of cash, cash equivalents and short-term investments (excluding those short-term investments classified as Level 2 described above), and derivative collateral (which is held entirely in cash) classified as Level 1 are valued using quoted market prices and carrying value approximates fair value.

34

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
Derivative assets and derivative liabilities: Derivatives classified as Level 1 are valued using quoted market prices on active exchanges. Derivatives classified as Level 2 are valued based on broker quotes corroborated through internal modeling using market observable data. Derivatives classified as Level 3 are valued utilizing non-corroborated broker quotes or internal modeling containing significant unobservable inputs.

Other invested assets (excluding surplus notes): Joint venture and partnership interests included within other invested assets are not classified in the fair value hierarchy and are measured at NAV, which is the practical expedient in determining fair value. NAV is adjusted for contribution and distribution activity to roll forward the NAV to the balance sheet date. At December 31, 2025, the Company has $0 of unfunded commitments to invest in these joint venture and partnership interests.

Separate account assets - group annuity and index-linked annuity: Separate account assets classified as Level 1, 2 and 3 or included in the NAV column are valued using the same fair value assumptions and methods utilized in the general account.

Deposit-type contracts (including separate account): Deposit-type contracts classified as Level 3 include single premium immediate annuities (SPIA) and supplemental contracts. Fair value of SPIA and supplemental contracts, including separate account group annuity contracts, are calculated by discounting best estimate cash flows based on market interest rate assumptions.
5.    Reinsurance
Reinsurance allows life insurance companies to share risk on a case-by-case or aggregated basis with other insurance and reinsurance companies. The Company reinsures the majority of in force and all future annuity business on a quota share funds withheld coinsurance basis to AAIA.
The Company’s ceded reinsurance arrangements reduced certain items in the accompanying financial statements for the years ended December 31, 2025, 2024 and 2023, by the following amounts:

	2025	2024	2023

Premiums	$105,907	$295,800	$644,085
Policy and contract liabilities	2,723,992	2,865,880	2,759,129
Life insurance in force ceded to nonaffiliated companies under risk sharing arrangements at December 31, 2025 and 2024, totaled $64,918 and $72,299, respectively. The Company obtains letters of credit and enters into trust agreements with unauthorized reinsurers as security in support of the reserves ceded to these reinsurers.
The Company recorded reinsurance recoveries in the amount of $83,484, $81,218, and $76,196 during 2025, 2024, and 2023, respectively.
The Company is liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the assuming companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk. The Company is not aware of any material issues surrounding the financial condition of its reinsurers.
35

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
The Company entered into a reinsurance agreement on December 31, 2012 with AAIA's predecessor by merger, AADE. The agreement ceded, through funds withheld coinsurance, 90% of all in force and future annuity business excluding PGAs and index-linked annuities. The Company has taken a reserve credit of $2,714,555 and $2,855,918 for this agreement at December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, funds held under reinsurance for this agreement was $2,765,938 and $2,921,009, respectively.

The Company's reinsurance agreements do not require disclosure under paragraphs 78 through 84 of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance.

6.    Life, Annuity and Deposit-Type Actuarial Reserves
Withdrawal characteristics of annuity and deposit-type actuarial reserves are as follows:
Individual Annuities

	December 31, 2025
		Separate	Separate
	General	Account with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Subject to discretionary withdrawal:
With market value adjustment	$—	$24,511	$—	$24,511	0.8%
At book value, less surrender charge of 5% or more	1,349,911	—	—	1,349,911	46.1
Total with market value adjustment or at fair value	1,349,911	24,511	—	1,374,422	46.9
At book value without adjustment (minimal or no charge or adjustment)	1,242,445	—	—	1,242,445	42.3
Not subject to discretionary withdrawal	318,067	—	—	318,067	10.8
Total (gross: direct + assumed)	2,910,423	24,511	—	2,934,934	100.0%
Less: Reinsurance ceded	(2,622,738)	—	—	(2,622,738)
Total (net)	$287,685	$24,511	$—	$312,196
36

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
The amount included above in the at book value, less surrender charge of 5% or more line that will move to the at book value without adjustment line in the year subsequent to the balance sheet date is $170,905.

	December 31, 2024
		Separate	Separate
	General	Account with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Subject to discretionary withdrawal:
With market value adjustment	$66,864	$—	$—	$66,864	2.2%
At book value, less surrender charge of 5% or more	1,482,505	—	—	1,482,505	48.5
Total with market value adjustment or at fair value	1,549,369	—	—	1,549,369	50.7
At book value without adjustment (minimal or no charge or adjustment)	1,178,185	—	—	1,178,185	38.6
Not subject to discretionary withdrawal	327,727	—	—	327,727	10.7
Total (gross: direct + assumed)	3,055,281	—	—	3,055,281	100.0%
Less: Reinsurance ceded	(2,753,110)	—	—	(2,753,110)
Total (net)	$302,171	$—	$—	$302,171
Group Annuities

	December 31, 2025
		Separate	Separate
	General	Account with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Subject to discretionary withdrawal:
With market value adjustment	$—	$194,716	$—	$194,716	11.5%
Total with market value adjustment or at fair value	—	194,716	—	194,716	11.5
At book value without adjustment (minimal or no charge or adjustment)	—	9,320	—	9,320	0.5
Not subject to discretionary withdrawal	50,691	1,449,980	—	1,500,671	88.0
Total (gross: direct + assumed)	50,691	1,654,016	—	1,704,707	100.0%
Less: Reinsurance ceded	(45,622)	—	—	(45,622)
Total (net)	$5,069	$1,654,016	$—	$1,659,085

37

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)

	December 31, 2024
		Separate	Separate
	General	Account with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Subject to discretionary withdrawal:
With market value adjustment	$—	$97,788	$—	$97,788	6.3%
Total with market value adjustment or at fair value	—	97,788	—	97,788	6.3
At book value without adjustment (minimal or no charge or adjustment)	—	9,086	—	9,086	0.6
Not subject to discretionary withdrawal	65,319	1,379,112	—	1,444,431	93.1
Total (gross: direct + assumed)	65,319	1,485,986	—	1,551,305	100.0%
Less: Reinsurance ceded	(49,787)	—	—	(49,787)
Total (net)	$15,532	$1,485,986	$—	$1,501,518

Deposit-Type Contracts (no life contingencies)

	December 31, 2025
		Separate	Separate
	General	Account with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Not subject to discretionary withdrawal	51,328	165	—	51,493	100.0%
Total (gross: direct + assumed)	51,328	165	—	51,493	100.0%
Less: Reinsurance ceded	(46,195)	—	—	(46,195)
Total (net)	$5,133	$165	$—	$5,298

	December 31, 2024
		Separate	Separate
	General	Account with	Account Non-		Percentage
	Account	Guarantees	Guaranteed	Total	of Total
Not subject to discretionary withdrawal	$58,911	$200	$—	$59,111	100.0%
Total (gross: direct + assumed)	58,911	200	—	59,111	100.0%
Less: Reinsurance ceded	(53,020)	—	—	(53,020)
Total (net)	$5,891	$200	$—	$6,091

38

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
A reconciliation of total annuity and deposit-type actuarial reserves is as follows:

	December 31,
	2025	2024

Annuity reserves	$287,186	$312,756
Supplementary contracts with life contingencies	5,569	4,947
Deposit-type contracts	5,133	5,891
Separate account reserves	1,678,691	1,486,186
Total annuity and deposit-type actuarial reserves	$1,976,579	$1,809,780
Account value, cash value and reserves for life insurance by withdrawal characteristics is as follows:

	December 31, 2025
	General Account
	Account	Cash
	Value	Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$—	$137	$133
Universal life	101,129	101,129	119,580
Other permanent cash value life insurance	—	20,575	22,818
Not subject to discretionary withdrawal or no cash values:
Term Policies without cash value	—	—	182
Accidental death benefits	—	—	5
Disability - active lives	—	—	8
Disability - disabled lives	—	—	935
Miscellaneous reserves	—	—	111
Total (gross: direct + assumed)	101,129	121,841	143,772
Less: Reinsurance ceded	—	(7,583)	(9,437)
Total (net)	$101,129	$114,258	$134,335

39

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)

	December 31, 2024
	General Account
	Account	Cash
	Value	Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$—	$171	$174
Universal life	104,006	104,006	123,476
Other permanent cash value life insurance	—	21,808	24,242
Not subject to discretionary withdrawal or no cash values:
Term Policies without cash value	—	—	172
Accidental death benefits	—	—	5
Disability - active lives	—	—	9
Disability - disabled lives	—	—	967
Miscellaneous reserves	—	—	112
Total (gross: direct + assumed)	104,006	125,985	149,157
Less: Reinsurance ceded	—	(8,004)	(9,962)
Total (net)	$104,006	$117,981	$139,195

A reconciliation of total life actuarial reserves, net of reinsurance, is as follows:

	December 31,
	2025	2024

Life insurance	$133,763	$138,611
Accidental death benefits	5	5
Disability - active lives	3	4
Disability - disabled lives	493	511
Miscellaneous reserves	71	64
Total life actuarial reserves	$134,335	$139,195

As of December 31, 2025 and 2024, the Company had insurance in force of $4,607 and $4,819, respectively, for which the gross premiums were less than the net premiums according to the standard of valuation set by the State of New York. Reserves to cover this shortfall in premium were $78 and $79 at December 31, 2025 and 2024, respectively.

The Company holds the following life and annuity asset adequacy reserves:

	December 31, 2025			December 31, 2024
	Life	Annuity	Total	Life	Annuity	Total

Direct	$—	$123,270	$123,270	$—	$133,270	$133,270
Ceded	—	(114,300)	(114,300)	—	(114,300)	(114,300)
Total (net)	$—	$8,970	$8,970	$—	$18,970	$18,970
40

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)

7.    Borrowed Money
Athene USA (AUSA) is the holder of an Unsecured Revolving Promissory Note dated January 1, 2025 (the Promissory Note) among AUSA and its New York subsidiaries, including the Company. The Promissory Note has a maximum principal amount not to exceed the lesser of (a) $100,000 or (b) 5% of the Company’s admitted assets as of the preceding year-end. The Promissory Note was approved for one year by the New York Department on October 31, 2024. Interest shall accrue on the outstanding principal balance at a rate per annum equal to 5.27%. The Company shall pay such interest in arrears quarterly on the last day of each March, June, September and December, and on any day any portion of the principal balance is repaid or prepaid.  No amount has been drawn under the Promissory Note by the Company as of December 31, 2025 and 2024. No interest has been paid by the Company during the years ended December 31, 2025, 2024, and 2023. A promissory note dated January 1, 2026 with similar terms and an interest rate of 4.58% per annum, was approved for one year by the New York Department effective January 1, 2026.

8.    Federal Income Taxes
Current income taxes incurred consist of the following major components:

	Years Ended December 31,
	2025	2024	2023
Federal income tax expense (benefit) on operations	$7,519	$5,948	$(1,833)
Federal income tax expense (benefit) on net realized capital gain (loss)	(6,078)	368	(263)
Total current federal income tax expense (benefit)	$1,441	$6,316	$(2,096)

The Company determines admitted DTAs under paragraph 11 of SSAP No. 101, which allows a DTA to be admitted where existing deductible temporary differences are expected to be realized within three years of the balance sheet date. DTAs are limited to:
1.The amount of federal capital gains taxes paid in prior years that can be recovered through capital loss carrybacks, not to exceed three years, including any amounts established in accordance with the provision of SSAP 5, Liabilities, Contingencies and Impairments of Assets.
2.If risk-based capital thresholds described in paragraph 11.b. of SSAP No. 101 are exceeded, paragraph 11.b.i. allows a reporting entity to admit DTAs that are expected to be realized within three years of the balance sheet date, subject to a 15% limitation of adjusted capital and surplus described in paragraph 11.b.ii. Since the Company’s Risk-Based Capital Authorized Control Level without regard to admitted DTAs is greater than 300%, the applicable period is three years and the applicable percentage is 15% as of December 31, 2025, plus
3.Any remaining DTAs can be offset against existing DTLs after due consideration of character and reversal patterns of temporary differences.
Adjusted gross DTAs exceeding the above limitations are non-admitted.
Pursuant to SSAP 101, paragraph 7.e., gross DTAs are reduced by a statutory valuation allowance adjustment if it is more likely than not that some portion or all of the gross DTAs will not be realized. The
41

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
Company expects to fully realize all of its DTAs. As of December 31, 2025 and 2024, the Company has not established a valuation allowance against DTAs.

The admitted DTAs are summarized as follows:

	December 31, 2025		December 31, 2024
	Limitation	Admitted	Limitation	Admitted

Admitted pursuant to 11.a. - loss carrybacks		$—		$—
Realization per 11.b.i. - applicable period limitation	$4,140		$2,930
Realization per 11.b.ii. - applicable percentage limitation	58,494		47,308
Admitted pursuant to lesser of 11.b.i. or 11.b.ii - realization test		4,140		2,930
Admitted pursuant to 11.c. - DTL offset		342		168
Total admitted adjusted gross DTA		$4,482		$3,098
The Authorized Control Level Risk-Based Capital (excluding DTAs) percentage used for determining the above applicable period limitation and applicable percentage limitation was 1,646% and 1,237% for the years ended December 31, 2025 and 2024, respectively.
No tax planning strategies have been used to recognize net admitted DTAs.

42

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
The tax effects of temporary differences that give rise to DTAs and DTLs are as follows:

	December 31, 2025			December 31, 2024			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
DTAs
Policyholder reserves	$10,306	$—	$10,306	$13,201	$—	$13,201	$(2,895)	$—	$(2,895)
Investments	2,870	—	2,870	1,357	425	1,782	1,513	(425)	1,088
Deferred acquisition costs	4,255	—	4,255	3,669	—	3,669	586	—	586
Nonadmitted assets	122	—	122	143	—	143	(21)	—	(21)
Other (Including items <5% of total ordinary tax assets)	1,022	—	1,022	541	—	541	481	—	481
Total gross DTAs	18,575	—	18,575	18,911	425	19,336	(336)	(425)	(761)
Nonadmitted DTAs	(14,093)	—	(14,093)	(15,813)	(425)	(16,238)	1,720	425	2,145
Admitted DTAs	4,482	—	4,482	3,098	—	3,098	1,384	—	1,384
DTLs
Investments	—	(272)	(272)	—	—	—	—	(272)	(272)
Deferred and uncollected premiums	(70)	—	(70)		—	—	(70)	—	(70)
Policyholder reserves	—	—	—	(87)	—	(87)	87	—	87
Other	—	—	—	(81)	—	(81)	81	—	81
Total DTLs	(70)	(272)	(342)	(168)	—	(168)	98	(272)	(174)
Net admitted DTA/(DTL)	$4,412	$(272)	$4,140	$2,930	$—	$2,930	$1,482	$(272)	$1,210
The change in net deferred income taxes is comprised of the following (this analysis is exclusive of the tax effect of unrealized capital gains and losses as the deferred taxes on unrealized gains and losses are reported separately from the change in net deferred income taxes in the statements of changes in capital and surplus):

	December 31,	December 31,
	2025	2024	Change

Adjusted gross deferred tax assets	$18,575	$19,336	$(761)
Total gross deferred tax liabilities	(342)	(168)	(174)
Adjusted deferred tax assets in excess of deferred tax liabilities	$18,233	$19,168	(935)
Tax effect of unrealized gains and losses			(326)
Change in net deferred income tax			$(1,261)
Nonadmitted deferred tax assets decreased by $2,145 and increased by $5,620 for the years ended December 31, 2025 and 2024, respectively.
No unrecognized DTL exists for temporary differences related to investments in foreign subsidiaries or foreign corporate joint ventures that are essentially permanent in duration.
43

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
The provision for federal income tax incurred is different from that which would be obtained by applying the enacted federal income tax rate to income before taxes. The significant items causing these differences are as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate

Net gain (loss) from operations	$29,500		$54,095		$20,438
Realized capital gain (loss) on investments	(284)		(22,226)		(25,235)
Total statutory gain (loss)	$29,216		$31,869		$(4,797)
Statutory tax expense (benefit) at enacted rate	$6,135	21.0%	$6,692	21.0%	$(1,007)	21.0%
Permanent differences
Interest maintenance reserve	(3,735)	(12.9)	(1,159)	(3.6)	(335)	7.0
Nontaxable income	(6)	—	(9)	—	(39)	0.8
Nondeductible expenses	6	—	8	—	10	(0.2)
Nonadmitted assets	(164)	(0.6)	160	0.5	(135)	2.8
Affiliate expenses	(13)	—	(27)	(0.1)	40	(0.8)
Unrealized gain (loss) - options	134	0.5	—	—	—	—
Unrealized (gain) loss ceded	618	2.1	(1,590)	(5.0)	(2,647)	55.2
Specific reserves in surplus	(273)	(0.9)	—	—	—	—
Prior period adjustments	—	—	(7)	—	(6)	0.1
Total effective income tax expense (benefit)	$2,702	9.2%	$4,068	12.8%	$(4,119)	85.9%
Current federal income tax expense (benefit)	$1,441	4.9	$6,316	19.8%	$(2,096)	43.7%
Change in net deferred income tax	1,261	4.3	(2,248)	(7.0)	(2,023)	42.2
Total effective income tax expense (benefit)	$2,702	9.2%	$4,068	12.8%	$(4,119)	85.9%

The Company has no tax attributes to carry forward at December 31, 2025.
The Company has no capital gains taxes incurred available for recovery in the event of future taxable losses. The Company has incurred no Repatriation Transition tax.
In accordance with SSAP No. 101, the Company follows SSAP No. 5 to utilize a “more likely than not (likelihood of more than fifty percent)” approach to compute its liability for tax contingencies. No liability for tax contingencies has been recorded as the Company does not have any material items requiring establishment of a loss contingency reserve or disclosure under SSAP No. 5. Interest and penalties associated with recognized tax contingencies would be recognized within the income tax expense line in the statements of operations. Accrued interest and penalties would be included in the related tax liability line in the balance sheets.
Federal income tax of $5,254 is due from and $674 is due to affiliates at December 31, 2025 and 2024, respectively, pursuant to the Tax Allocation Agreement.
As of December 31, 2025 and 2024, the Company has no unrecognized deferred tax liabilities.
There were no deposits reported as admitted assets under Section 6603 of the Internal Revenue Code as of December 31, 2025 or 2024.
44

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
The following entities are included in the consolidated federal income tax return as of December 31, 2025:

Athene Annuity Re Ltd.
Athene Annuity and Life Company
Athene Annuity & Life Assurance Company of New York
Athene Life Insurance Company of New York
Athene Re USA IV, Inc.
Structured Annuity Reinsurance Company
The Company files income tax returns with the U.S. federal government and various U.S. state governments. For tax periods beginning January 1, 2019 and ending December 31, 2023, the Company was included in a consolidated return filed by the parent company, AUSA. For tax periods beginning January 1, 2024, the Company is included in a consolidated return filed by the parent company, AARe. The Company has a tax allocation agreement approved by the Company’s Board of Directors, which sets forth the manner in which the total combined federal income tax is allocated to each entity which is a party to the consolidation. Allocation of tax benefits is based on separate returns. Losses are paid at the time they can be used in the consolidated return. Intercompany tax balances are settled quarterly.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (IRA). The IRA introduced a 15% minimum corporate income tax on certain large corporations, known as the Corporate Alternative Minimum Tax (CAMT). The Company is an applicable reporting entity with tax allocation agreement exclusions.

The Company is not subject to U.S. federal or state examinations by tax authorities for years prior to 2021. The Company is under audit by the IRS as a member of the 2022 consolidated tax return filed by AUSA. Pursuant to the Company’s tax allocation agreement, AUSA would be liable for the payment of any liabilities incurred as a result of this audit. The Company is not currently under exam by any state taxing authority.

The Company does not hold any transferable or non-transferable state tax credits gross of any related tax liabilities.

9.    Premiums Due and Deferred
Deferred and uncollected life insurance premiums are summarized as follows:

	December 31, 2025			December 31, 2024
	Gross	Loading	Net	Gross	Loading	Net

Ordinary renewal	$852	$516	$336	$954	$570	$384

10.    Related Party Transactions
The Company cedes a quota share of its annuity business to AAIA. Refer to Note 5 for details on this reinsurance agreement.
The Company is party to an investment management agreement with Apollo Insurance Solutions Group, LP (ISG), under which ISG agrees to provide asset management services in exchange for management fees. ISG is a subsidiary of AGM. Pursuant to the agreement, the Company pays ISG 30 basis points per annum on the Company’s managed assets. The Company incurred expense on its general account and separate account assets of $13,776, $14,145 and $12,324 in 2025, 2024 and 2023, respectively, under the agreement with ISG.
45

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
The Company participates in Shared Services and Cost Sharing Agreements with certain other affiliated companies pursuant to which each party thereto agrees to provide certain financial, legal and other services to the other parties. The Company incurred related expenses under these agreements totaling $1,433, $3,728 and $4,883 in 2025, 2024 and 2023 , respectively.
Some employees of Athene Employee Services, LLC (AES) and AAIA participate in one or more Share Award Agreements (the Agreements) sponsored by AHL for which the Company has no legal obligation. Salary expense of AES and AAIA is partially allocated to the Company through the Shared Services Agreement. Under SSAP No. 104, Share-Based Payments, the stock compensation expense associated with the Agreements that would have been allocated to the Company is required to be recorded as a capital contribution to the reporting entity. The Company has allocated the stock compensation expense associated with the Agreements based on the same methodology as the Shared Services Agreement. In accordance with SSAP No. 104, the Company incurred expense and recorded a capital contribution under the Agreements totaling $94, $233 and $262 in 2025, 2024 and 2023, respectively, which includes amounts contributed by the Company to downstream insurance subsidiaries.
All intercompany balances shown as payable to or receivable from parent, subsidiaries and affiliates are settled within 90 days of their incurrence under the terms of the intercompany expense sharing agreements. These payables and receivables are presented on a net basis within the accompanying balance sheets when right of offset exists with a particular counterparty.
During 2025 and 2024, the Company transferred $0 and $34,092, respectively, of bonds to AAIA in association with a reinsurance settlement. These investments were included within bonds on the accompanying balance sheets. All transactions were based on the fair value of the assets at the transaction date.
As of December 31, 2025 and 2024, the Company holds $50,846 and $39,842, respectively, of affiliated bonds.

The Company has a Promissory Note with a related party as discussed in Note 7.
The Company believes that the transactions with affiliates are reasonable and appropriate; however, the operations of the Company may not be indicative of those that would have occurred had the Company operated as a stand-alone entity.
46

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
11.    Separate Accounts
The Company maintains two separate accounts arrangements:
Group Annuity Separate Accounts: These separate accounts support annuities payable under group fixed annuity contracts issued to employers, in respect of the employers' pension plans. The assets and liabilities of these separate accounts are carried at the same basis as the general account. The Company's general account contributed $0, $0 and $11,000 to these separate accounts in 2025, 2024 and 2023, respectively. The group fixed annuity contract obligates the Company’s general account to make annuity payments if the separate account is not able to do so.
Index-Linked Deferred Annuity Separate Account: This separate account supports registered index-linked deferred annuity contracts issued by the Company. The assets and liabilities are carried at the same basis as the general account. The general account has guaranteed the amounts under the index-linked deferred annuity contracts to the extent not covered by the assets of the separate account.
The separate account assets legally insulated from the general account are as followed:

	December 31, 2025		December 31, 2024
		Not		Not
	Legally	Legally	Legally	Legally
	Insulated	Insulated	Insulated	Insulated
Group Annuity Separate Accounts	$1,698,719	$—	$1,531,090	$—
Index-Linked Deferred Annuity Separate Account	—	24,383	—	—
Total separate account assets	$1,698,719	$24,383	$1,531,090	$—
These separate account products are included in the Company's asset adequacy testing. The Company's general account has not paid toward separate account guarantees in the last five years. The Company’s parent, AAIA, entered into an agreement effective July 31, 2019 to guarantee payment of all amounts due from the Company under one of the group annuity contracts.
On October 22, 2020, AAIA entered into an Assignment Agreement with the Company pursuant to which AAIA assigned all rights and obligations related to certain individuals entitled to annuity payments from existing PGA business. In the remote scenario and only to the extent the Company is unable to perform its obligations to New York residents entitled to payments under the existing assigned PGA transactions, AAIA will be required to satisfy any of the remaining obligations.
47

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
Information regarding the separate accounts of the Company is as follows:

		Nonindexed	Nonindexed	Non-
		Guaranteed	Guaranteed	Guaranteed
		Less Than/	More	Separate
	Indexed	Equal to 4%	Than 4%	Accounts	Total
Premiums, considerations or deposits for year ended December 31, 2025	$23,549	$803	$236,924	$—	$261,276

Balances at December 31, 2025
For accounts with assets at amortized cost	24,511	1,100,931	553,250	—	1,678,692
Total reserves	24,511	1,100,931	553,250	—	1,678,692
By withdrawal characteristics
Subject to discretionary withdrawal with market value adjustment	24,511	86,373	108,343	—	219,227
At book value without market value adjustment (minimal or no charge or adjustment)	—	—	9,320	—	9,320
Not subject to discretionary withdrawal	—	1,014,557	435,587	—	1,450,144
Total reserves	$24,511	$1,100,930	$553,250	$—	1,678,691
Interest maintenance reserve					(5,357)
Other transfers to general account due or accrued					(1,281)
Other					6,062
Total separate account liabilities					$1,678,115

Net transfers to or (from) separate accounts	$23,443	$—	$114,000	$—	$137,443

		Nonindexed	Nonindexed	Non-
		Guaranteed	Guaranteed	Guaranteed
		Less Than/	More	Separate
	Indexed	Equal to 4%	Than 4%	Accounts	Total
Premiums, considerations or deposits for year ended December 31, 2024	$—	$(44)	$2,095	$—	$2,051

Balances at December 31, 2024
For accounts with assets at amortized cost	—	1,161,585	324,601	—	1,486,186
Total reserves	—	1,161,585	324,601	—	1,486,186
By withdrawal characteristics
Subject to discretionary withdrawal with market value adjustment	—	90,467	7,321	—	97,788
At book value without market value adjustment (minimal or no charge or adjustment)	—	—	9,087	—	9,087
Not subject to discretionary withdrawal	—	1,071,118	308,193	—	1,379,311
Total reserves	$—	$1,161,585	$324,601	$—	1,486,186
Interest maintenance reserve					(2,079)
Other transfers to general account due or accrued					1,602
Other					3,924
Total separate account liabilities					$1,489,633

Net transfers to or (from) separate accounts	$—	$—	$(129,182)	$—	$(129,182)

48

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)

		Nonindexed	Nonindexed	Non-
		Guaranteed	Guaranteed	Guaranteed
		Less Than/	More	Separate
	Indexed	Equal to 4%	Than 4%	Accounts	Total
Year Ended December 31, 2023
Premiums, considerations or deposits	$—	$1,483	$293,588	$—	$295,071
Net transfers to or (from) separate accounts	$—	$—	$189,543	$—	$189,543

A reconciliation of combined net transfers to or (from) separate accounts is as follows:

	Years Ended December 31,
	2025	2024	2023

Transfers to separate account	$261,272	$2,051	$295,071
Transfers from separate account	(123,829)	(131,233)	(105,528)
Transfer to separate account, net	$137,443	$(129,182)	$189,543

12.    Commitments and Contingencies
The Company has unfunded commitments in certain investments totaling $6,840 at December 31, 2025 in the general account and separate account.
Fiduciary or Best Interest Standards - On February 13, 2020, the NAIC adopted the Suitability in Annuity Transactions Model Regulation (SAT), which places responsibilities upon issuing insurance companies with respect to the suitability of annuity sales, including responsibilities for training agents. Forty-eight states have adopted the amended SAT. On July 22, 2018, separate and apart from the NAIC, the New York Department issued amendments to its SAT regulation to incorporate a “best interest” standard with respect to the suitability of life insurance and annuity sales. The amendments made by the New York Department are currently the subject of litigation. Future changes in such laws and regulations, including those that impose a "best interest" standard, may impact the way the Company and its subsidiaries market and sell annuity products.

Since 2016, the DOL has issued various regulations expanding the definition of “investment advice” and broadening the circumstances under which distributors and manufacturers of insurance and annuity products could be considered “fiduciaries” and subject to certain standards in providing advice. On December 15, 2020, the DOL issued regulatory action to reinstate the pre-2016 regulatory definition of fiduciary advice. In the preamble to Prohibited Transaction Exemption (PTE) 2020-02, however, the DOL announced a new interpretation of parts of the regulation that broadens the circumstances under which producers, including insurance producers, could be considered fiduciaries under ERISA in connection with recommendations to “rollover” assets from a qualified retirement plan to an IRA or from an IRA to another IRA. For this purpose, “IRA” includes individual retirement annuities. This guidance reverses an earlier DOL interpretation suggesting that rollover advice by someone who was not already a fiduciary to a plan did not constitute investment advice giving rise to a fiduciary relationship. In connection with the broadened application of the fiduciary definition, the DOL’s PTE 2020-02 allows fiduciaries to receive compensation in connection with providing investment advice, including advice about rollovers, that would otherwise be prohibited as a result of their fiduciary relationship to the ERISA Plan, a participant in the ERISA Plan, or an IRA owner. On April 23, 2024, the Department of Labor published the final version of the fiduciary rule and certain prohibited transaction exemptions, including PTE 84-24 and PTE 2020-02.
49

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
The effective date of September 23, 2024, is currently on hold due to legal challenges. Two federal district courts in Texas issued stays on the implementation and the DOL filed an appeal to these decisions. The appeals were later dismissed on November 28, 2025. There has been indication the DOL may revisit addressing the rule in 2026 and we will continue to monitor the situation to determine if any update would impact our business.

In addition to the matters previously discussed, the Company is routinely involved in litigation and other proceedings, reinsurance claims and regulatory proceedings arising in the ordinary course of its business. At present, no contingencies related to pending litigation and regulatory matters are considered material in relation to the financial position of the Company.

13.    Capital and Surplus
The payment of dividends by the Company to its parent is regulated under New York law. Under New York law, as amended effective December 28, 2015, the Company must receive the prior approval (or non-disapproval) of the New York Superintendent of Insurance to pay any shareholder dividend that would exceed certain statutory limitations. The amended statute requires New York Superintendent of Insurance approval for any dividend, together with all other dividends paid out during the same calendar year, that exceeds the greater of (i) ten percent of the Company’s paid-in and unassigned surplus as of the immediately preceding calendar year or (ii) the Company’s net gain from operations for the immediately preceding calendar year, not including realized capital gains and not to exceed 30% of the Company’s paid-in and unassigned surplus as of the immediately preceding calendar year. The dividend must be paid from earned surplus of the Company. If the Company does not have sufficient positive earned surplus, New York law permits the Company to pay a dividend without regulatory approval that does not exceed the lesser of (i) ten percent of the Company’s paid-in and unassigned surplus as of the immediately preceding calendar year, or (ii) the Company’s net gain from operations for the immediately preceding calendar year, not including realized capital gains. Based on December 31, 2025 results, the maximum dividend that may be paid without prior approval in 2026 is $38,493. The Company did not declare or pay dividends during the years ended 2025, 2024 and 2023.

Life insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount is to be determined based on the various risk factors related to the Company. At December 31, 2025 and 2024, the Company exceeds all control levels of the RBC requirements.
Effective July 31, 2019, the Company’s direct parent, AAIA, entered into a Capital Maintenance Agreement to provide capital support to the Company, such that AAIA has agreed to maintain the Company’s total adjusted capital in an amount at least equal to 300% of its company action level risk-based capital.

During 2025, 2024 and 2023 the Company received and made capital contributions. See Note 10 for additional details regarding capital contributions.
14.    Subsequent Events
The Company has evaluated subsequent events through March 31, 2026, the date that these financial statements were available to be issued.
50

Athene Annuity & Life Assurance Company of New York
Notes to Financial Statements - Statutory-Basis
December 31, 2025, 2024 and 2023
(Dollars in thousands)
15.    Reconciliation to the Statutory Annual Statement
There are no reconciling items between total assets, total liabilities, capital and surplus or net income as previously reported to state regulatory authorities in the 2025, 2024 and 2023 Annual Statements and those reported in the accompanying financial statements.
51

PART C - OTHER INFORMATION

Item 27. Exhibits

a.Board Resolution establishing Registered Separate Account. Not Applicable

b.Custodian Agreements. Not Applicable

c.Underwriting Contracts.

(c)(1) Underwriting and Distribution Agreement, dated March 13, 2025, between Athene Annuity & Life Assurance Company of New York and Athene Securities, LLC (incorporated by reference to Exhibit (c)(1) to the Form N-4/A filed on April 16, 2025 File No. 333-284582)

(c)(2) Amendment No. 1 to the Underwriting and Distribution Agreement, effective February 9, 2026, between Athene Annuity & Life Assurance Company of New York and Athene Securities, LLC (incorporated by reference to Exhibit (c)(2) to the Form N-4/A filed on April 3, 2026 File No. 333-292075)

d.Form of Contract.

(d)(1) Form of Contract of Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract

e.Form of Application.

(e)(1) Form of Application for Single Purchase Payment Index-Linked Deferred Separate Account Annuity Contract

f.Part Insurance Company’s Certificate of Incorporation and Bylaws.

(f)(1) Amended and Restated Charter of Presidential Life Insurance Company (now known as Athene Annuity & Life Assurance Company of New York) (effective March 5, 2008) (incorporated by reference to Exhibit (f)(1) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

(f)(2) Certificate of Amendment of Charter of Presidential Life Insurance Company (effective December 28, 2012) (incorporated by reference to Exhibit (f)(2) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

(f)(3) Certificate of Amendment of Charter of Presidential Life Insurance Company (effective October 1, 2013) (incorporated by reference to Exhibit (f)(3) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

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(f)(4) Amended and Restated By-laws of Presidential Life Insurance Company (incorporated by reference to Exhibit (f)(4) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

(f)(5) Amendment to Amended and Restated By-laws of Presidential Life Insurance (effective December 28, 2012) (incorporated by reference to Exhibit (f)(5) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

(f)(6) Second Amendment to Amended and Restated By-laws of Presidential Life Insurance Company (effective October 1, 2013) (incorporated by reference to Exhibit (f)(6) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

g.Reinsurance Contracts. Not Applicable

h.Participation Agreements. Not Applicable

i.Administrative Contracts.

(i)(1) Shared Services and Cost Sharing Agreement, dated as of January 1, 2020, among Athene Employee Services, LLC, Athene Annuity and Life Company, P.L. Assigned Services, Inc., Athene Annuity & Life Assurance Company of New York and Athene Life Insurance Company of New York (incorporated by reference to Exhibit (i)(1) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

(i)(2) Amendment No. 1 to the Shared Services and Cost Sharing Agreement, dated as of July 1, 2023, among Athene Employee Services, LLC, Athene Annuity and Life Company, P.L. Assigned Services, Inc., Athene Annuity & Life Assurance Company of New York and Athene Life Insurance Company of New York (incorporated by reference to Exhibit (i)(2) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

j. Other Material Contracts.

(j)(1) Amended and Restated Investment Management Agreement, dated as of January 1, 2015 by and between Athene Annuity & Life Assurance Company of New York (formerly known as Presidential Life Insurance Company) and Athene Asset Management, L.P. (formerly known as Athene Asset Management LLC) (incorporated by reference to Exhibit (j)(1) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

(j)(2) Amendment One to Amended and Restated Investment Management Agreement, effective November 1, 2015, between Athene Annuity & Life Assurance Company of New York (f/k/a Presidential Life Insurance Company) and Athene Asset Management, L.P. (f/k/a Athene Asset Management LLC) (incorporated by reference to Exhibit (j)(2) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

2

(j)(3) Third Amended and Restated Master Sub-Advisory Agreement, effective as of October 1, 2019, among Athene Asset Management L.P., Apollo Capital Management, L.P., Apollo Global Real Estate Management, L.P., ARM Manager LLC, Apollo Longevity, LLC and Apollo Emerging Markets, LLC. (incorporated by reference to Exhibit (j)(3) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

(j)(4) Revolving Credit Agreement,effective as of January 1, 2023, among Athene Annuity & Life Assurance Company of New York and Athene USA Corporation (incorporated by reference to Exhibit (j)(4) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

(j)(5) Revolving Credit Agreement,effective as of January 1, 2025, among Athene Annuity & Life Assurance Company of New York and Athene USA Corporation (incorporated by reference to Exhibit (j)(5) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

k. Legal Opinion.

(k)(1) Opinion of Legal Counsel (incorporated by reference to Exhibit (k)(1) to the Form N-4/A filed on April 3, 2026 File No. 333-292075)

l. Other Opinions.

(l)(1) Consent of Eversheds Sutherland (US) LLP

(l)(2) Consent of Deloitte & Touche LLP regarding Athene Annuity & Life Assurance Company of New York financial statements

m. Omitted Financial Statements. Not Applicable

n. Initial Capital Agreement.

(n)(1) Capital Maintenance Agreement, as of July 31, 2019, by and between Athene Annuity Annuity and Life Company, for the benefit of Athene Annuity & Life Assurance Company of New York (incorporated by reference to Exhibit (n)(1) to the Form N-4 filed on January 29, 2025, File No. 333-284582)

o. Form of Initial Summary Prospectus. Not Applicable.

p. Powers of Attorney.

(p)(1) Powers of Attorney (incorporated by reference to Exhibit (p)(1) to the Form N-4/A filed on April 3, 2026 File No. 333-292075)

q. Letter Regarding Change in Certifying Accountant. Not Applicable.

r. Historical Current Limits on Index Gains for twelve months ended December 31, 2025. Not Applicable.

3

Item 28. Directors and Officers of the Insurance Company

Name and Principal Business Address	Positions with the Insurance Company

Matthew Michelini	Chief Executive Officer and Director
Sean Brennan	Co-President, Chief Commercial Officer and Director
Michael S. Downing	Co-President, Chief Operating Officer and Director
Denise Martin	Vice President, Controller
Randall Epright	Executive Vice President, Chief Information Officer and Director
Kristi Burma	Executive Vice President, Human Resources
Keith Pinkley	Executive Vice President, Retail Sales
Sandra L. Stokley	Executive Vice President, Insurance Operations
Meha Jain	Senior Vice President, Treasurer
Shailendra Panchal	Senior Vice President, Asset Risk
Louis-Jacques Tanguy	Director
Mitra Hormozi	Director
Lawrence Ruisi	Director
Francis Sabatini	Director
Hope Taitz	Director
Blaine Doerrfeld	Secretary

The business address of each of the Company’s directors and officers listed in the table above is c/o Athene Annuity & Life Assurance Company of New York, One Blue Hill Plaza, Ste 1690, Pearl River, New York, 10965.

Item 29. Persons Controlled by or Under Common Control with the Insurance Company

The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. All of AHL’s outstanding voting common stock is owned by AGM.

For more information regarding the company structure of AGM and AHL please refer to the organizational chart filed herein.

Item 30. Indemnification

Section 402(b) of the New York Business Corporation Law (the “NYBCL”) provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for any breach of duty, except in the cases of: (1) act or omissions in bad faith or involving intentional misconduct or a knowing violation of law, (2) liability for improper dividends,
4

purchases of shares, distributions of assets, or loans, (3) any transaction from which the director derived an improper personal benefit.

Further, Section 722 of the NYBCL provides that a corporation may indemnify any person made a party to an action by reason of their role as a director or officer, provided that the individual acted in good faith and in a manner they reasonably believed to be in the best interests of the corporation. In criminal proceedings, indemnification is permitted if the individual had no reasonable cause to believe their conduct was unlawful.The indemnity provisions under Section 722 do not apply in cases where (i) the action is brought by or in the right of the corporation, except for the reasonable expenses if the director or officer adjudged liable or (ii) the director or office is adjudged liable for receiving an improper personal benefit.

In addition, Section 722(c) of the NYBCL provides mandatory indemnification of reasonable expenses incurred by a director in connection with a proceeding if the director is wholly successful on the merits or otherwise in defending the action.A director who s a party to a proceeding because the person is a director may also apply for court-ordered indemnification and advance of expenses under Section 724 of NYBCL. Further, Section 723(a) of the NYBCL provides that a corporation may advance funds to cover the reasonable expenses incurred by a director in connection with a proceeding, provided that the director delivers a written undertaking to repay the funds if it is ultimately determined that they are not entitled to indemnification. Section 15 of the Bylaws of the Company provides for indemnification of Company directors and officers to the full extent authorized in Section 723, 724 and 725 of the NYBCL.

Under Section 722(a) and Section 723(c) of the NYBCL provide that a corporation may indemnify and advance expenses to an officer who is a party to a proceeding because of their role as an officer, to the same extent as a director. Additionally, if the officer is not a director, further indemnification may be provided by the corporation’s certificate of incorporation, bylaws, a resolution of the board of directors, or by contract. However, indemnification is not allowed for (1) proceedings brought by or in the right of the corporation, except for reasonable expenses incurred and (2) conduct involving receipt of an improper financial benefit, intentional infliction of harm, or intentional violation of criminal law. Such indemnification is also available to an officer who is also a director if the basis on which the officer is made a party to a proceeding is an act taken or a failure to take action solely as an officer. Section 15 of the Bylaws of the Company apply equally to directors and officers of the Company.

As permitted by the New York state law:

The Amended and Restated Bylaws of Athene Annuity & Life Assurance Company of New York (effective March 8, 2011) provide:

In Section 15 (a) that “The Company shall indemnify any person made, or threatened to be made, a party to any action or proceeding (other than one by or in the right of the Company to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Company served in any capacity at the request of the Company, by reason of the fact that he, his
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testator or intestate, was a director or officer of the Company, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Company and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.;

In Section 15(c) that “The Company shall indemnify any person made, or threatened to be made, a party to an action by or in the right of the Company to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Company, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.; and

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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Item 31. Principal Underwriter

(a)Other Activities. Not Applicable.

(b)Directors, Officers or Partners of Athene Securities LLC

Name and Principal Business Address	Positions with Underwriter

Chad Batterson	President and Chief Operating Officer
Antony Geyelin	Vice President
Sheila Burton	Chief Compliance Officer
Blaine Doerrfeld	Manager

Unless otherwise indicated, the principal business address of the above individuals is: 7700 Mills Civic Pkwy, West Des Moines, IA, 50266.

(c)Compensation received from Registrant: $837.3 thousand1

Item 31A. Information About Contracts with Index-Linked Options and Fixed Options Subject to Contract Adjustments

(a)

Name of the Contract	Number of Contracts outstanding	Total value attributable to the Index-Linked Option and/or Fixed Option subject to a Contract Adjustment	Number of Contracts sold during the prior calendar year	Gross premiums received during the prior calendar year	Amount of Contract value redeemed during the prior calendar year	Combination Contract (Yes/No)
Athene Amplify® 3.0 NY	N/A	N/A	N/A	N/A	N/A	No

(b) Not applicable. Contract not offered prior to 2026.

Item 32. Location of Accounts and Records

Not applicable.

1 The Registrant may fund Athene Securities’ operating and other expenses, including overhead, legal and accounting fees, Financial Professional training, compensation for the Athene Securities management team, and other expenses associated with the Contracts. In addition, under the distribution agreement the Registrant pays selling commissions to Athene Securities, which Athene Securities re-allows to the selling broker-dealers. Athene Securities does not retain any commissions on the sale of the Contracts.
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Item 33. Management Services

The Company is party to Shared Services and Cost Sharing Agreements with Athene Employee Services LLC (AES), Athene Annuity and Life Company, P.L. Assigned Services, Inc., and Athene Life Insurance Company of New York pursuant to which each party thereto agreed to provide certain financial, legal and other services to the other parties. Under these agreements, the Company incurred expense of $1.4 million, $3.7 million, and $4.9 million during 2025, 2024, and 2023, respectively.

The Company is party to an investment management agreement with ISG, under which ISG agrees to provide asset management services in exchange for management fees. ISG is a subsidiary of AGM. Pursuant to the agreement, the Company pays ISG 30 basis points per annum on the Company’s managed assets. The Company incurred expenses on its general account and separate account assets of $13.8 million, $14.1 million, and $12.3 million in 2025, 2024 and 2023, respectively, under the agreement with ISG.

The Company has entered into a tax allocation agreement among it and various other subsidiaries of Athene. The parties to the agreement are considered an “affiliated group” under the Internal Revenue Code of 1986, as amended, and are included in the consolidated federal income tax return of the affiliated group. The Company was a member of the AUSA consolidated federal income tax return for all tax periods beginning after December 31, 2018 and before January 1, 2024. The Company is a member of the AARE consolidated federal income tax return for all tax periods beginning after December 31, 2023. The tax allocation agreement establishes a method for providing reimbursement to the filing parent for payment of each entity’s share of the consolidated tax liability of the affiliated group and a method of providing reimbursement to each entity for losses incurred by such entity that reduced the consolidated tax liability of the affiliated group. During the years ended December 31, 2025, 2024 and 2023, the Company made payments under the tax allocation agreements in the amount of $7.4 million, $3.3 million, and $5.3 million, respectively.

Item 34. Fee Representation and Undertakings

Regarding the offering of the Indexed Strategies under this Registration Statement, the Company undertakes:

1.To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement to include any prospectus required by section 10(a)(3) of the Securities Act; and

2.That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
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SIGNATURES
    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Des Moines, State of Iowa, on the 16th day of July, 2026.

Athene Annuity & Life Assurance Company of New York
(Registrant)

By: /s/ Matthew Michelini
Matthew Michelini
Chief Executive Officer & Director
    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew Michelini	Chief Executive Officer and Director	July 16, 2026
Matthew Michelini

/s/ Denise Martin	Vice President, Controller	July 16, 2026
Denise Martin	(Principal Financial Officer & Principal Accounting Officer)

/s/ *	Co-President, Chief Commercial Officer, and Director	July 16, 2026
Sean Brennan*

/s/ *	Co-President, Chief Operating Officer, and Director	July 16, 2026
Michael Downing*

/s/ *	Executive Vice President, Chief Information Officer, and Director	July 16, 2026
Randall Epright*

/s/ *	Director	July 16, 2026
Mitra Hormozi*

/s/ *	Director	July 16, 2026
Francis P. Sabatini*

/s/ *	Director	July 16, 2026
Hope S. Taitz*

/s/ *	Director	July 16, 2026
Lawrence J. Ruisi*

/s/ *	Director	July 16, 2026
Louis-Jacques Tanguy*

/s/ Blaine Doerrfeld	Attorney-in-Fact	July 16, 2026
Blaine Doerrfeld
*Executed by Blaine Doerrfeld on behalf of those indicated pursuant to Power of Attorney filed herein.
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